Exhibit 2.1

INTERNATIONAL SHARE AND BUSINESS SALE

AGREEMENT

entered into by and between

AKZO NOBEL N.V.

and

ALBEMARLE CATALYSTS INTERNATIONAL, L.L.C.

and

ALBEMARLE CORPORATION

relating to

certain companies, businesses, assets and joint ventures comprising the Catalysts business unit of Akzo Nobel N.V.

dated 16 July 2004

5.9	Additional Pasadena Land	20

6.	Closing	20

6.1	Date and place	20
6.2	Closing events	20
6.3	Repayment of estimated Company Intra-Group Non-Trade Receivables and estimated Business / Company Working Capital Intra-Group Trade Receivables	21
6.4	Termination of Agreement	21
6.5	Deferred Closing	22
6.6	Title and risk	23

7.	Post-Closing adjustments	23

7.1	Working Capital Statements and Indebtedness Statements	23
7.2	Adjustments to Purchase Price; (re)payments	24
7.3	Adjustments to Intra-Group Claims; (re)payments	26
7.4	Adjustments to Intra-Group Non-Trade / Trade Receivables	27
7.5	Aggregated payment and set-off	29

8.	Post-Closing obligations	29

8.1	Release of Guarantees	29
8.2	Post-Closing receipts	29
8.3	Seller’s continuing obligations	30
8.4	Purchaser’s continuing obligations	31
8.5	Insurance	31
8.6	Registration of assignment of Seller’s Intellectual Property; Patent infringement claim	32
8.7	Indemnities	33
8.8	Purchaser’s control	35
8.9	Audited Financial Statements; Co-operation	36
8.10	Post-Closing dividend	37

9.	Warranties	37

9.1	Seller’s Warranties	37
9.2	Disclosure	38
9.3	Updating of Seller’s Warranties to Closing	39
9.4	Breach of Warranty	39
9.5	Purchaser’s Warranties	40

10.	Limitation of liability	40

10.1	Time limitation	40
10.2	Minimum claims	40
10.3	Aggregate minimum claims	41

10.4	Maximum liability	41
10.5	Joint Ventures	41
10.6	Provisions	41
10.7	Matters arising after Signing	41
10.8	Insurance	42
10.9	Net financial benefit	42
10.10	Mitigation of Losses	43
10.11	Right to recover	43
10.12	Double claims	44
10.13	Application of Limitations	44

11.	Claims	44

11.1	Notification of potential claims	44
11.2	Notification of claims	45
11.3	Commencement of proceedings	45
11.4	Investigation by Seller	45
11.5	Investigation by Purchaser	45
11.6	Procedure for third party claims	46
11.7	Claims under the Environmental Indemnity or Tax Indemnity	47

12.	Restrictions	47

12.1	Restrictions on Seller	47
12.2	Restriction on Purchaser	49

13.	Purchaser Parent guarantee	49

13.1	Guarantee	49
13.2	Default; enforcement; non-waiver	49

14.	Confidentiality	50

14.1	Announcements	50
14.2	Confidentiality undertaking	50

15.	Miscellaneous	51

15.1	Further assurances	51
15.2	Whole agreement	52
15.3	Successors and Assigns	52
15.4	Variation	52
15.5	Third party rights	52
15.6	Rescission	53
15.7	Method of payment	53
15.8	Costs	53

15.9	Interest	53
15.10	Notices	53
15.11	Invalidity	55
15.12	Counterparts	55
15.13	Enforceability of Provisions	55
15.14	Dispute resolution	56
15.15	Governing law	56

Schedules

Schedule 1: Definitions		58

Schedule 2: Shares and Businesses		75

Schedule 2 (Part 1): Companies Shares		75

Schedule 2 (Part 2): Joint Ventures Shares		76

Schedule 2 (Part 3): Businesses; Business Assets		77

Schedule 3: Companies, Joint Ventures		79

Schedule 3 (Part 1): Particulars of Companies		79

Schedule 3 (Part 2): Particulars of Joint Ventures		80

Schedule 4: Seller’s Intellectual Property		82

Schedule 4 (Part 1): Patents and patent applications to be transferred		82

Schedule 4 (Part 2): Registered and Unregistered Trademarks to be transferred		142

Schedule 4 (Part 3): Domain names to be transferred		149

Schedule 4 (Part 4): Prohibited names and trademarks		150

Schedule 5: Intra-Group Retained Agreements		151

Schedule 6: Employees		152

Schedule 6 (Part 1): Transfer of Employees		152

Schedule 6 (Part 2): List of Transfer Employees and Non-Transfer Employees		156

INTERNATIONAL SHARE AND BUSINESS SALE AGREEMENT

This Agreement is made between:

(1)	Akzo Nobel N.V., a public limited liability company incorporated in the Netherlands, whose corporate seat is in Arnhem, the Netherlands, and whose address is at Velperweg 76, 6824 BM, Arnhem, the Netherlands, (“Seller”);

(2)	Albemarle Catalysts International, L.L.C., a limited liability company formed under the laws of the State of Delaware, United States of America, and whose address is at 330 South Fourth Street, Richmond, Virginia, 23218, (“Purchaser”); and

(3)	Albemarle Corporation, a corporation incorporated under the laws of the Commonwealth of Virginia, United States of America, and whose address is at 330 South Fourth Street, Richmond, Virginia, 23218, (“Purchaser Parent”).

Whereas:

A.	Seller wishes to sell and procure the transfer of the Group to Purchaser, who wishes to acquire same;

B.	Seller and Purchaser Parent entered into the Confidentiality Agreement, pursuant to which certain confidential information relating to the Group was made available to representatives of Purchaser Parent;

C.	Seller prepared the Data Room containing information concerning the Group and representatives of Purchaser Parent were allowed access to the Data Room for purposes of the Due Diligence Investigation, were given the opportunity to attend and participate in management presentations and interviews, and meetings between pension, environmental, accounting and tax experts from the Seller’s Group on the one hand and the Purchaser Group on the other hand, and to make site visits, and were allowed to submit questions during the Due Diligence Investigation;

D.	The Parties wish to agree to the sale, purchase and transfer of the Group on the terms and conditions set out in this Agreement.

It is agreed as follows:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

Capitalised words, including those used in the preamble to this Agreement, have the meaning as defined in Schedule 1.

1.2	References to persons and companies

References to:

1.2.1	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.2.2	a company include any company, limited liability company, limited partnership, corporation or any body corporate, wherever incorporated or organised.

1.3	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries, whether through the ownership of voting securities, by contract or otherwise:

1.3.1	holds a majority of the voting rights or equity interests in it; or

1.3.2	has the right to appoint or remove a majority of its board of directors or equivalent managing body; or

1.3.3	controls alone, or pursuant to an agreement with other shareholders or members, a majority of the voting rights in it.

1.4	References to Clauses, Schedules, Parts and Paragraphs

A reference in this Agreement to a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; to a Part is to the relevant Part of the relevant Schedule; and to a Paragraph is to the relevant Paragraph of (the relevant Part of) the relevant Schedule.

1.5	References to Share Sellers, Business Sellers, Share Purchasers and Business Purchasers

1.5.1	Any reference in this Agreement to a liability or obligation of a Share Seller or Business Seller shall be deemed to incorporate a reference to an obligation on the part of Seller to procure that the relevant liability is discharged or obligation is performed, subject to the terms and conditions set out herein.

1.5.2	Any reference in this Agreement to a liability or obligation of a Share Purchaser or Business Purchaser shall be deemed to incorporate a reference to an obligation on the part of Purchaser to procure that the relevant liability is discharged or obligation is performed, subject to the terms and conditions set out herein.

1.6	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.7	Drafting Party

No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision.

1.8	Legal terms

In respect of any jurisdiction other than the Netherlands a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

2.	Sale and purchase

2.1	Shares; Business Assets; Business Liabilities

2.1.1	On and subject to the terms and conditions of this Agreement, Seller hereby, itself and on behalf of the Share Sellers and Business Sellers, sells the Group to Purchaser, who hereby, itself and on behalf of the Share Purchasers and the Business Purchasers, purchases the Group, which sale comprises all of the right, title and interest of Seller, the Share Sellers and Business Sellers in and to:

(i)	the Shares;

(ii)	the Seller’s Intellectual Property;

(iii)	the Fixed Assets;

(iv)	the Business Inventory;

(v)	the Business Receivables;

(vi)	the Contracts (on the terms set out in Schedule 8 (Part 3));

(vii)	the Claims (to the extent that same can lawfully be assigned); and

(viii)	the Goodwill.

2.1.2	Save as expressly otherwise provided in this Agreement, the Shares are sold free and clear of any Encumbrances, and the Business Assets are sold free and clear of any Encumbrances, other than Permitted Encumbrances. The Shares and the Business Assets shall be transferred in accordance with the provisions of this Agreement, the Shares free and clear of any Encumbrances, and the Business Assets free and clear of any Encumbrances, other than Permitted Encumbrances.

2.1.3	Any rights and assets of any member of Seller’s Group (excluding the Companies) which are not expressly included in Clause 2.1.1 are excluded from the sale of the Group under this Agreement. Without detracting from the generality of the foregoing and for the avoidance of doubt, all Cash relating to the Businesses is excluded from the sale of the Group under this Agreement.

2.1.4	Purchaser shall procure the acceptance, as of Closing, by the relevant Business Purchasers of the transfer and the assumption, due and punctual payment, satisfaction, discharge, performance or fulfilment by the relevant Business Purchasers of all Business Liabilities (the “Assumed Liabilities”).

2.1.5	In effecting the transfer of the Group:

(i)	the provisions of Schedule 6 shall apply in respect of the Employees; and

(ii)	the provisions of Schedule 7 shall apply in respect of the Retirement Benefits Plans.

2.2	Intra-Group Claims

On and subject to the terms and conditions of this Agreement, Seller hereby, for itself and on behalf of the relevant members of Seller’s Group, sells to Purchaser, who hereby purchases, the Intra-Group Claims.

2.3	Nomination of other purchasers

2.3.1	Purchaser has nominated certain wholly owned members of Purchaser’s Group to purchase the Shares and Businesses, as set out in Schedule 2. Subject to Clause 2.3.2, Purchaser shall be entitled to nominate, at its own cost, by notice in writing to Seller at any time up to 5 (five) Business Days prior to the Closing Date, one or more other purchasers to purchase the Shares or any part thereof and/or one or more of the Businesses (and to assume the corresponding Business Liabilities). Schedule 2 shall be deemed to be amended accordingly so as to give effect to any such nomination.

2.3.2	Subject to applicable Laws requiring nominee Shareholders, Purchaser may only nominate a wholly-owned member of Purchaser’s Group as a purchaser pursuant to Clause 2.3.1.

2.4	Singular liability and right to claim

2.4.1	None of the Share Sellers or Business Sellers, with the exception of Seller, shall have any payment liability under this Agreement. Seller shall be fully liable under this Agreement for any breach or non-performance of any obligation or liability under this Agreement by any of the Share Sellers or Business Sellers. Only Purchaser may seek recourse against Seller for performance or breach by Seller, a Share Seller or a Business Seller of its obligations under this Agreement.

2.4.2	Purchaser, the Share Purchasers and Business Purchasers shall have joint and several liability under this Agreement. Purchaser shall be primarily liable under this Agreement for any breach or non-performance thereof by any of the Share Purchasers or Business Purchasers nominated by Purchaser pursuant to the provisions of Clause 2.3.1. Seller shall first seek recourse against Purchaser, a Share Purchaser or a Business Purchaser for performance or breach by such entity of its obligations under this Agreement before seeking any claim under this Agreement against Purchaser Parent pursuant to Clause 13; provided that if Purchaser, the relevant Share Purchaser or the relevant Business Purchaser, is, in Seller’s sole discretion, unable or unwilling to provide recourse, Seller may proceed directly against Purchaser Parent, without any obligation to pursue arbitration against Purchaser, or such Share Purchaser or Business Purchaser.

2.4.3	Notwithstanding the provisions of Clauses 2.4.1 and 2.4.2, a third party stipulation (`derdenbeding´) expressly identified as such in this Agreement, shall be for the benefit of and enforceable by the relevant third parties.

2.5	Local Transfer Documents

2.5.1	At Closing, Seller and Purchaser shall execute or, as the case may be, shall procure the execution by the relevant Share Sellers, Business Sellers, Share Purchasers and Business Purchasers, as the case may be, of such agreements, deeds, transfers, conveyances and other documents (subject to the relevant local Law and otherwise as may be agreed between Seller and Purchaser) to implement the transfer, at Closing, of the Shares, the Businesses, the Business Assets, and the Intra-Group Claims, said documents to be substantially in the form of the documents forming part of Schedule 9 or, if not included in said Schedule, to be prepared in such form as the Parties may mutually agree to prior to Closing, (the “Local Transfer Documents” and each, a “Local Transfer Document”).

2.5.2	To the extent that the provisions of a Local Transfer Document are inconsistent with provisions of this Agreement (excluding said Local Transfer Document):

(i)	the provisions of this Agreement shall prevail; and

(ii)	Seller and Purchaser shall procure that, so far as permissible under the Laws of the relevant jurisdiction, the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement (or, to the extent this is not permissible, Seller shall indemnify, defend and hold harmless Purchaser against all Losses suffered by Purchaser and the relevant Share Purchaser or Business Purchaser or, as the case may be, Purchaser shall indemnify, defend and hold harmless Seller against all Losses suffered by Seller and the relevant Share Seller or Business Seller, in either case, through or arising from the inconsistency between the Local Transfer Document and this Agreement as appropriate to reflect the intended business agreement among the Parties).

2.5.3	If there is an adjustment to the payment made on account of the Purchase Price under

Clause 7 which relates to a part of the Group which is the subject of a Local Transfer Document, then, if required to implement the adjustment and so far as permissible under the Laws of the relevant jurisdiction, Seller shall or, as the case may be, shall procure that the relevant Share Seller or Business Seller shall, and Purchaser shall or, as the case may be, shall procure that the relevant Share Purchaser or Business Purchaser shall, enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment, as appropriate.

3.	Consideration

3.1	Group; Intra-Group Claims

3.1.1	The consideration payable for the Group (the “Purchase Price”) shall be an amount equal to the aggregate of:

(i)	the Bid Value; plus

(ii)	aggregate Working Capital Adjustments; plus

(iii)	aggregate Cash Balances; plus

(iv)	aggregate Company Intra-Group Non-Trade Receivables; minus

(v)	aggregate Third Party Indebtedness; minus

(vi)	aggregate Company Intra-Group Indebtedness.

3.1.2	The consideration payable for the Intra-Group Claims (the “Intra-Group Claims Transfer Amount”) shall be an amount equal to the aggregate of the Company Intra-Group Indebtedness and the Working Capital Intra-Group Trade Payables Claims.

3.2	Payments at Closing

3.2.1	At Closing, an estimate of the Purchase Price (the “Estimated Purchase Price”), equal to the aggregate of the following amounts, shall be paid in terms of Clause 6.2.1:

(i)	the Bid Value; plus

(ii)	aggregate estimated Working Capital Adjustments; plus

(iii)	aggregate estimated Cash Balances; plus

(iv)	aggregate estimated Company Intra-Group Non-Trade Receivables; minus

(v)	aggregate estimated Third Party Indebtedness; minus

(vi)	aggregate estimated Company Intra-Group Indebtedness.

3.2.2	At Closing, an estimate of the Intra-Group Claims Transfer Amount (the “Estimated Intra-Group Claims Transfer Amount”), equal to the aggregate of the estimated Company Intra-Group Indebtedness and estimated Working Capital Intra-Group Trade Payables Claims, shall be paid in terms of Clause 6.2.1.

3.3	Allocation

The Estimated Purchase Price and the Purchase Price shall be allocated in accordance with Schedule 11 (Part 1) and Seller shall (and shall procure that each relevant member of Seller’s Group shall) and Purchaser shall (and shall procure that each relevant member of Purchaser’s Group shall) adopt such allocation for all purposes, including in respect of Tax.

3.4	VAT

The consideration given under this Agreement in respect of the sale of the Businesses, the Shares and the Intra-Group Claims is exclusive of any VAT in respect of which the provisions of Schedule 12 shall apply. To the extent that VAT is chargeable then Purchaser shall (or shall procure that the relevant member of Purchaser’s Group shall), against delivery of a valid VAT invoice (or equivalent, if any), in addition to any amount expressed under this Agreement to be payable by Purchaser (or relevant member of Purchaser’s Group), pay to Seller (or relevant member of Seller’s Group) such VAT in accordance with Schedule 12.

3.5	Adjustment to Purchase Price

If any payment is made by Seller to Purchaser or by Purchaser to Seller in respect of any claim (i) for any breach of this Agreement (including, for the avoidance of doubt, a breach of a Seller’s Warranty) or (ii) pursuant to an indemnity under this Agreement, the payment shall be made by way of adjustment of that portion of the Purchase Price allocated in Schedule 11 (Part 1) to the particular category of Business Asset or the Shares to which the payment and/or claim relates under this Agreement and the Purchase Price shall be deemed to be adjusted by the amount of such payment.

4.	Conditions Precedent

4.1	Conditions

Subject to Clause 6.5 (relating to the possibility of having a deferred Closing in respect of JV Eurecat), Closing is conditional upon satisfaction or waiver of the following conditions precedent:

4.1.1	In accordance with the HSR Act and other Competition Laws, all filings in the United States of America, Brazil, Finland, France, Germany, and Japan, and such other required jurisdictions as Seller and Purchaser may mutually agree, shall have been made and all consents, approvals, notices, judgments or other actions in respect of such filings, to the extent that same is legally required to proceed with Closing, shall have been obtained on terms acceptable to Purchaser and Seller and all compulsory waiting periods (including extensions thereto) under said filings shall have expired or been earlier terminated, provided that the terms of any consents, approvals, notices, judgments or other actions shall be deemed acceptable to Seller and Purchaser unless such terms impose conditions, limitations or restrictions that would materially adversely affect the operations of the Group or of Purchaser’s Group;

4.1.2	In respect of JV Brazil, (i) Petrobras Quimica S.A. shall have waived or elected not to exercise any right of first refusal or other similar rights to acquire the Shares in JV Brazil, and (ii) the relevant corporate body of JV Brazil shall have approved the transfer of the Shares in JV Brazil to the relevant Share Purchaser of the Shares in JV Brazil, and Purchaser shall have received written evidence of the foregoing;

4.1.3	In respect of JV Japan, the relevant corporate body of JV Japan shall have approved the transfer of the Shares in JV Japan to the relevant Share Purchaser of the Shares in JV Japan, and Purchaser shall have received written evidence of the foregoing;

4.1.4	In respect of JV Eurecat, either (i) IFP Investissements SA shall have waived or elected not to exercise its right of first refusal or other similar rights to acquire the Shares in JV Eurecat, or (ii) the relevant corporate body of JV Eurecat shall have approved the transfer of the Shares in JV Eurecat to the relevant Share Purchaser of the Shares in JV Eurecat, and Purchaser shall have received written evidence of the foregoing;

4.1.5	No court or Governmental Authority of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, non-appealable judgment, decree, injunction or other order that is in effect on the Closing Date and enjoins, restrains or prohibits this Agreement or the consummation of any of the transactions contemplated hereby;

4.1.6	There shall not be pending or threatened any action or proceeding by a bona fide third party (including any Governmental Authority) seeking to enjoin or restrain consummation of the transactions contemplated by this Agreement; and

4.1.7	Between the Signing and the Closing Date, there shall have not occurred (i) the destruction of all or substantially all of the Amsterdam Site or the Pasadena Site, or (ii) any other such event that has or is likely to have a material adverse effect only on the Group or the Operations, taken as a whole, and not arising as a result of the announcement of the Transaction (“Material Adverse Change”).

4.2	Responsibility for satisfaction

4.2.1	The Parties covenant and undertake to use their respective commercially reasonable efforts to procure the satisfaction, as soon as possible, of the conditions precedent set out in Clause 4.1, it being agreed that:

(i)	with reference to Clause 4.1.1, Seller and Purchaser shall by no later than 5 (five) Business Days after Signing, file with the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and the relevant Governmental Authorities relating to the other jurisdictions referred to in Clause 4.1.1, the notification and report form, if any, required for the Transaction and any supplemental information required in such initial filing pursuant to the HSR Act and other applicable Competition Laws; and

(ii)	Purchaser and Seller shall each bear 50% (fifty percent) of all filing fees and other out-of-pocket costs (excluding attorneys’ fees) incurred in relation to any competition, anti-trust or similar filing required to be made in any jurisdiction in connection with Purchaser’s acquisition of the Group.

4.2.2	Without prejudice to Clause 4.2.1, the Parties agree that all requests and enquiries from and information provided to any Governmental Authority shall be dealt with by Seller and Purchaser in consultation with each other and Seller and Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by any such Governmental Authority upon being requested to do so by the other.

4.3	Satisfaction/Waiver

4.3.1	Immediately upon becoming aware of the same, (i) Purchaser and Seller shall give notice to each other of the satisfaction of any of the conditions precedent set out in Clause 4.1.1; and (ii) Seller shall give notice to Purchaser of satisfaction of the conditions precedent set out in Clauses 4.1.2 through 4.1.4.

4.3.2	The conditions precedent set out in Clauses 4.1.1 through 4.1.7 may only be waived by written agreement between Seller and Purchaser.

5.	Pre-Closing covenants

5.1	Conduct of business

Between Signing and Closing, except as set forth in the Disclosure Letter, or as otherwise contemplated by this Agreement, or as Purchaser shall otherwise consent to in writing in advance (such consent not to be unreasonably withheld or delayed), Seller covenants and agrees to use its best efforts to cause (in the case of the matters referred to in Clauses 5.1.2, 5.1.3 and 5.1.4) or to cause (in the case of the matters referred to in Clauses 5.1.1 through 5.1.20, excluding Clauses 5.1.2, 5.1.3 and 5.1.4), as the case may be, each Company and, with respect to any Business, the other relevant members of Seller’s Group and, to the extent that any action set forth below must be approved or consented to by the relevant Share Seller, the Joint Ventures to:

5.1.1	carry on the business of the Group as a going concern in the ordinary course as carried on prior to Signing;

5.1.2	maintain in effect full coverage under the Insurance Policies (including, without limitation, all insurance coverage by Seller on behalf of the Group, whether funded by a third party or Seller) for events, occurrences or accidents occurring prior to the Effective Time to the extent that same relate to a Company, Business Seller (in relation to a Business) or Joint Venture;

5.1.3	preserve intact the business of the Group and its relationship with its officers, employees, suppliers, distributors, customers and other third parties in respect thereof;

5.1.4	maintain and keep the Business Assets, the Company Assets and the JV Assets in such repair, working order and condition as is sufficient for operation in the ordinary course of business;

5.1.5	perform in all material respects all of the obligations of any Joint Venture, Company or other member of Seller’s Group under each Contract;

5.1.6	maintain the books of account and records of the Businesses, the Companies and the Joint Ventures in the usual and regular manner;

5.1.7	comply in all material respects with all Laws applicable to the Operations and the Group;

5.1.8	not make any commitments, expenditures or investments (other than (i) raw material and component purchases in the ordinary course of business, and (ii) capital expenditure in accordance with budgets approved and provided to Purchaser prior to Signing) in excess of EUR 1,000,000 (one million euro) in the aggregate and not enter into any transaction with any Affiliate outside of the ordinary course of business;

5.1.9	promptly advise Purchaser in writing of (i) any emergency (as described in Clause 4.1.7) or other material change in the normal course of business or operations of any Business, Company or Joint Venture and (ii) any governmental or any other third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) with respect to any Business, Company or Joint Venture;

5.1.10	promptly advise Purchaser of any material adverse change in the operations or financial condition of any Business, any Company or any Joint Venture;

5.1.11	collect the accounts receivable of the Group in the ordinary course of business;

5.1.12	pay the Group’s accounts payable and employee accruals in the ordinary course of business;

5.1.13	file all Tax returns of each Company, Joint Venture and Business Seller and pay all Taxes of each Company, Joint Venture and Business Seller as and when due as required under applicable Law;

5.1.14	not change any accounting methods or practices of the Group;

5.1.15	not change any Tax accounting method of, or make any Tax election (except as permitted by this Agreement) for, or settle or compromise any Tax liability of, any Company, Joint Venture and Business Seller;

5.1.16	not create, allot or issue, or allow to be created, issued or allotted, any share capital of any Company or Joint Venture;

5.1.17	continue to perform or cause to be performed any environmental remediation or improvement projects or employee health or safety programs affecting the Operations that were in progress at Signing, subject to reasonable modifications to such projects and programs;

5.1.18	not permit any Joint Venture to issue, distribute, pay or otherwise make, declare or authorise any dividend, distribution or other payment to any member of Seller’s Group other than any such dividend, distribution or other payment issued, distributed, paid or otherwise made, declared or authorised in the ordinary course of business consistent with past practice and not in excess of the amount permitted under the Constitutional Documents of such Joint Venture, and the issuance, distribution, payment or other making of which would not result in such Joint Venture having insufficient funds to pay for capital expenditures planned for such Joint Venture for the twelve-month period commencing on the Closing Date;

5.1.19	not repay, redeem or repurchase, or allow to be repaid, redeemed or repurchased, any share capital of any Company or any Joint Venture;

5.1.20	subject to any patent or trade mark applications being irrevocably refused for not meeting relevant standards and subject to irrevocable revocation in opposition, continue to maintain and protect or cause to be maintained and protected each item of Acquired Intellectual Property so that all such items remain valid and subsisting, such maintenance to include, without limitation, timely filing in the Netherlands or foreign jurisdictions, to meet any due dates or bar dates, all necessary documents, such as applications, responses, petitions, affidavits, and certificates, paying all necessary fees, such as registration, maintenance, annuity, and renewal fees; and undertaking all other actions necessary to maintain the validity and subsistence of the Acquired Intellectual Property; or

5.1.21	sell, assign, pledge, hypothecate or otherwise transfer any asset or property used or held for use in connection with the Group over a value of EUR 1,000,000 (one million euro), other than sales of inventory in the ordinary course of business.

5.2	Excused conduct

Purchaser agrees that the limitations set out in Clause 5.1 shall not apply if the circumstances require, in the reasonable opinion of Seller (or relevant member of Seller’s Group or relevant Joint Venture), immediate action and within 24 (twenty-four) hours after being requested in writing to do so Purchaser has either (i) failed to respond or (ii) refused to give its consent which refusal is unreasonable given the circumstances, it being agreed that Seller shall inform Purchaser of such action as soon as practicable thereafter.

5.3	Intra-group agreements

Seller covenants that, except as expressly set out in this Agreement or otherwise agreed by the Parties, all existing agreements and arrangements (except for the Intra-Group Retained Agreements) between one or more members of Seller’s Group (excluding the Companies) on the one hand and one or more Companies on the other hand shall be terminated prior to or at Closing to the extent related to the Operations.

5.4	Estimated Working Capital Statements; Estimated Indebtedness Statements

5.4.1	No later than 5 (five) Business Days prior to Closing, Seller shall deliver to Purchaser the Estimated Indebtedness Statements and the Estimated Working Capital Statements.

5.4.2	Each Estimated Indebtedness Statement will be drawn up in the form set out in Schedule 13 (Part 1) and each Estimated Working Capital Statement will be drawn up in the form set out in Schedule 13 (Part 2).

5.4.3	The estimates of Seller in respect of the estimated Cash Balances, the estimated Company Intra-Group Non-Trade Receivables, the estimated Third Party Indebtedness and the estimated Company Intra-Group Indebtedness, as derived from the Estimated Indebtedness Statements and the Estimated Working Capital Statements, shall, for purposes of the calculation and allocation of the Estimated Purchase Price and the calculation of the Estimated Intra-Group Claims Transfer Amount, be considered to be final estimates and binding on the Parties, it being further agreed that the estimated Working Capital Adjustment shall be deemed to be nil for purposes of determining the Estimated Purchase Price to be paid at Closing.

5.5	Access

Prior to the Closing, subject to Seller having given its prior written consent in each instance (which consent shall not be unreasonably withheld or delayed), Seller shall use best efforts (i) to cause the Companies, Business Sellers and Joint Ventures to permit Purchaser and its representatives, at Purchaser’s cost, to have access, during regular business hours and upon reasonable advance notice, to all Employees, management representatives, consultants, accountants, books, records, Properties, offices, warehouses and other facilities of the Group, subject to reasonable rules and regulations of Seller and the relevant Company, Business Seller or Joint Venture, as the case may be, and (ii) to furnish, or cause to be furnished, to Purchaser, any financial and operating data and other information that is available with respect to the Group as Purchaser shall from time to time reasonably request. In connection with such access, Purchaser’s representatives shall co-operate with representatives of Seller and shall use best efforts to minimise any disruption of the business of the Group.

5.6	Ancillary Agreements

5.6.1	The relevant members of Seller’s Group have entered into, or on or before Closing shall enter into the Ancillary Agreements.

5.6.2	Seller shall procure that the relevant members of Seller’s Group waive in writing the change of control provisions set forth in the Ancillary Agreements with respect to the Transaction.

5.7	Intercat

Seller shall obtain a written waiver from Intercat, Inc. of any right it has under that certain Supply Agreement with Akzo Nobel Catalysts B.V. (relating to crystalline products to be used for the production of ZSM5) to terminate said agreement as a direct result of the Transaction.

5.8	PVS Site

Seller shall procure that, as soon as reasonably possible, but in any event at or prior to Closing, Akzo Nobel Catalysts B.V. transfer ownership of the land on which the PVS Site is situated, to another member of Seller’s Group, at the cost of such other member of Seller’s Group.

5.9	Additional Pasadena Land

Seller shall procure that, as soon as reasonably possible after Signing, Akzo Nobel Chemicals Inc. transfer to Akzo Nobel Catalysts LLC, ownership of 50% (fifty percent) of the vacant land owned as at the Signing Date by Akzo Nobel Chemicals Inc. and situated contiguous to the Pasadena Site (the “Additional Pasadena Land”), such transfer to be effected for a nominal amount and at the cost of Akzo Nobel Chemicals Inc.

6.	Closing

6.1	Date and place

Subject to Clause 6.5, Closing shall take place at 11.00 CET on the last Business Day of the month in which the Parties receive notification of the satisfaction or waiver of the last of the conditions precedent set out in Clause 4.1 to be satisfied or waived, and shall take place in Amsterdam, the Netherlands, at the offices of Seller’s Lawyers, or at such other location, time or date as may be agreed between Seller and Purchaser.

6.2	Closing events

6.2.1	Purchaser shall pay the aggregate of the Estimated Purchase Price (less, if applicable, the Deferred Purchase Price) and the Estimated Intra-Group Claims Transfer Amount, on the day before, and with value on, the date scheduled for Closing, to the bank account indentified by Seller prior to Closing in the name of the Notary, which amount shall be held for Purchaser until the Closing actions referred to in Clauses 6.2.2(i) and Schedule 8 (Part 1) have been performed, after which the Notary shall hold the Estimated Purchase Price and the Estimated Intra-Group Claims Transfer Amount on behalf of Seller and pay said amounts to Seller in accordance with Seller’s instructions.

6.2.2	At Closing:

(i)	Seller shall deliver or perform, or cause to be delivered or performed, each of the items in Schedule 8 (Part 1) as being an obligation or delivery of Seller; and

(ii)	Purchaser shall deliver or perform, or cause to be delivered or performed, each of the items in Schedule 8 (Part 1) as being an obligation or delivery of Purchaser.

6.3	Repayment of estimated Company Intra-Group Non-Trade Receivables and estimated Business / Company Working Capital Intra-Group Trade Receivables

Immediately following Closing, Seller shall procure that:

6.3.1	each relevant member of Seller’s Group (excluding any Company) repays to each relevant Company its estimated Company Intra-Group Non-Trade Receivables, as set out in the relevant Estimated Indebtedness Statement;

6.3.2	each relevant member of Seller’s Group (excluding the Companies and relevant Business Seller) repays to the relevant Company, its portion of the estimated Company Working Capital Intra-Group Trade Receivables, as set out in the relevant Estimated Indebtedness Statement; and

6.3.3	each relevant member of Seller’s Group (excluding the Companies and relevant Business Seller) repays to the relevant Business Purchaser, its portion of the estimated Business Working Capital Intra-Group Trade Receivables, as set out in the relevant Estimated Indebtedness Statement.

6.4	Termination of Agreement

6.4.1	This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to Closing:

(i)	by mutual written consent of Seller and Purchaser; or

(ii)	by either Seller or Purchaser:

(a)	if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transaction;

(b)	if the Transaction shall not have been consummated on or before 31 December 2004, unless the failure to consummate the Transaction is the result of a material breach of this Agreement by the Party seeking to terminate this Agreement;

(iii)	by Seller, if Purchaser fails to perform in any material respect any of its covenants, agreements or other obligations under this Agreement, which breach has not been cured following receipt by Purchaser of notice of breach, within 30 (thirty) days of such notice, or by the date specified in Clause 6.4.1(ii)(b);

(iv)	by Purchaser, if Seller fails to perform in any material respect any of its covenants, agreements or other obligations under this Agreement, which breach has not been cured following receipt by Seller of notice of breach, within 30 (thirty) days of such notice, or by the date specified in Clause 6.4.1(ii)(b).

6.4.2	If this Agreement is terminated in accordance with Clause 6.4.1, and the Transaction is not consummated, this Agreement shall forthwith become void and have no further force or effect, without any liability on the part of any Party, other than the provisions of Clauses 1, 6.4, 13, 14, and 15.2 to 15.15, which shall survive, provided that nothing contained in this Clause 6.4.2 shall relieve any Party from liability for any breach of this Agreement.

6.5	Deferred Closing

In the event that all the conditions precedent in Clause 4.1 have been fulfilled or waived, save for one or more of those conditions precedent set out in Clause 4.1, (the “Deferred Conditions”), which relate only to the Shares of JV Eurecat, (the “Deferred Jurisdiction”), then:

6.5.1	the Closing shall proceed in terms of Clause 6.1 in respect of all other Shares and Businesses (other than the Deferred Jurisdiction) as if the Deferred Conditions were not conditions precedent to said Closing;

6.5.2	Closing in respect of the Deferred Jurisdiction shall commence at 11.00 CET on the last Business Day of the month in which the Parties receive notification of the satisfaction or waiver of the Deferred Conditions relating to the Deferred Jurisdiction (day of notification excluded), and shall take place in Amsterdam, the Netherlands, at the offices of Seller’s Lawyers, or at such other location, time or date as may be agreed between Seller and Purchaser, at which Closing Purchaser shall pay to Seller such amount as determined by written agreement between Seller and Purchaser, (the “Deferred Purchase Price”);

6.5.3	in respect of the Deferred Jurisdiction, references in this Agreement, excluding Clause 9.3, to the Closing or the Effective Time shall be deemed to be references to such deferred Closing and the end of the day on which such deferred Closing commences;

6.5.4	if, notwithstanding the Parties’ best efforts under Clause 4 and this Clause 6.5, any of the Deferred Conditions have not been satisfied or waived on or before the date set in Clause 6.4.1(ii)(b), this Agreement will cease to apply in respect of the Deferred Jurisdiction as if the Shares relating to such Deferred Jurisdiction were never included in the sale under this Agreement and:

(i)	Seller shall repay to Purchaser the amount equal to the difference between (a) the portion of the Bid Value allocated to the Deferred Jurisdiction by agreement between the Parties, and (b) the Deferred Purchase Price; and

(ii)	Purchaser shall have no obligation to pay the Deferred Purchase Price to Seller; and

6.5.5	the Parties shall co-operate to ensure that, until Closing occurs in respect of, or Clause 6.5.4 becomes applicable to, a Deferred Jurisdiction, services and commercial relations between, on the one hand, the Companies, Businesses and Joint Ventures in respect of which Closing does take place, and, on the other hand, the Joint Venture relating to the Deferred Jurisdiction, are maintained and rendered in the ordinary course of business.

6.6	Title and risk

Title to those Shares, Business Assets and Intra-Group Claims transferred on Closing shall pass to Purchaser on Closing. The risk of loss or damage to the Shares, Business Assets and Intra-Group Claims shall pass to Purchaser as of Closing.

7.	Post-Closing adjustments

7.1	Working Capital Statements and Indebtedness Statements

7.1.1	Seller shall procure that as soon as practicable and in any event by no later than 40 (forty) Business Days after the Closing Date:

(i)	a draft of the Indebtedness Statement for each Company and the relevant Business is prepared as at the Effective Time in the form of Schedule 13 (Part 1); and

(ii)	a draft of the Working Capital Statement for each Company and the relevant Business is prepared as at the Effective Time in the form of Schedule 13 (Part 2).

7.1.2	Each Indebtedness Statement and Working Capital Statement shall be prepared in accordance with Schedule 13 (Part 4).

7.1.3	As soon as all the draft Working Capital Statements and draft Indebtedness Statements have been prepared, Seller shall present them to Purchaser. To the extent that Purchaser does not within 20 (twenty) Business Days after receipt thereof give written notice to Seller that it disagrees with any of the said draft statements or any item thereof the draft Working Capital Statements and draft Indebtedness Statements shall be final and binding on Seller (and each relevant member of Seller’s Group) and Purchaser (and each relevant member of Purchaser’s Group) for all purposes. If Purchaser does give such notice within said period Seller and Purchaser shall attempt in good faith to reach agreement in respect of the relevant draft Working Capital Statement(s) and/or draft Indebtedness Statement(s) and, if they are unable to do so within 30 (thirty) Business Days of such notification, either Seller or Purchaser may by notice to the other require that the relevant draft Working Capital Statement(s) and/or draft Indebtedness Statement(s), in whole or in part, be referred to the Reporting Accountants in the terms of Schedule 13 (Part 5).

7.1.4	In order to enable the preparation and determination of the draft Working Capital Statements and draft Indebtedness Statements, Purchaser shall procure the keeping up-to-date and, subject to reasonable notice, making available to Seller’s representatives and advisers during normal office hours of all books and records relating to the Group, including those relating to the period between the Effective Time and the date of delivery of the draft Working Capital Statements and draft Indebtedness Statements, and co-operate with them with regard to the preparation and agreement of the draft Working Capital Statements and draft Indebtedness Statements. Purchaser shall (or shall procure that the relevant members of Purchaser’s Group shall), in so far as it is reasonable to do so, make available the services of the employees of the Group to assist Seller in the performance of Seller’s duties and exercise of Seller’s rights under this Clause 7.1.

7.1.5	In order to enable Purchaser to assess the draft Working Capital Statements and draft Indebtedness Statements, Seller shall procure making available to Purchaser’s representatives and advisers during normal office hours of all work papers used by Seller and Seller’s representatives and advisers in preparing the draft Working Capital Statements and draft Indebtedness Statements, and co-operate with them with regard to the review of the draft Working Capital Statements and draft Indebtedness Statements.

7.2	Adjustments to Purchase Price; (re)payments

7.2.1	Company Intra-Group Non-Trade Receivables

In respect of each Company:

(i)	to the extent that the aggregate amount of its Company Intra-Group Non-Trade Receivables is less than the aggregate amount of its estimated Company Intra-Group Non-Trade Receivables, Seller shall, on behalf of the relevant Share Seller, repay to Purchaser, acting on behalf of the relevant Share Purchaser, an amount equal to such deficit; or

(ii)	to the extent that the aggregate amount of its Company Intra-Group Non-Trade Receivables exceeds the aggregate amount of its estimated Company Intra-Group Non-Trade Receivables, Purchaser shall, on behalf of the relevant Share Purchaser, pay to Seller, acting on behalf of the relevant Share Seller, an amount equal to such excess.

7.2.2	Company Intra-Group Indebtedness

In respect of each Company:

(i)	to the extent that the aggregate amount of its Company Intra-Group Indebtedness is less than the aggregate amount of its estimated Company Intra-Group Indebtedness, Purchaser shall, on behalf of the relevant Share Purchaser, pay to Seller, acting on behalf of the relevant Share Seller, an amount equal to such deficit; or

(ii)	to the extent that the aggregate amount of its Company Intra-Group Indebtedness exceeds the aggregate amount of its estimated Company Intra-Group Indebtedness, Seller shall, on behalf of the relevant Share Seller, repay to Purchaser, acting on behalf of the relevant Share Purchaser, an amount equal to such excess.

7.2.3	Third Party Indebtedness

In respect of each Company:

(i)	if the aggregate amount of its Third Party Indebtedness shown by the relevant Indebtedness Statement exceeds the aggregate amount of its estimated Third Party Indebtedness, Seller shall, on behalf of the relevant Share Seller, repay to Purchaser, acting on behalf of the relevant Share Purchaser, an amount equal to such excess; or

(ii)	if the aggregate amount of its Third Party Indebtedness shown by the relevant Indebtedness Statement is less than the aggregate amount of its estimated Third Party Indebtedness, Purchaser shall, on behalf of the relevant Share Purchaser, pay to Seller, acting on behalf of the relevant Share Seller, an amount equal to such deficit.

7.2.4	Cash Balances

In respect of each Company:

(i)	if the aggregate amount of its Cash Balances shown by the relevant Indebtedness Statement is less than the aggregate amount of its estimated Cash Balances, Seller shall, on behalf of the relevant Share Seller, repay to Purchaser, acting on behalf of the relevant Share Purchaser, an amount equal to such deficit; or

(ii)	if the aggregate amount of its Cash Balances shown by the relevant Indebtedness Statement exceeds the aggregate amount of its estimated Cash Balances, Purchaser shall, on behalf of the relevant Share Purchaser, pay to Seller, acting on behalf of the relevant Share Seller, an amount equal to such excess.

7.2.5	Working Capital

In respect of each Company and the relevant Business:

(i)	if its Working Capital Adjustment shown by the relevant Working Capital Statement is less than its estimated Working Capital Adjustment, Seller shall, on behalf of the relevant Share Seller or Business Seller, as the case may be, repay to Purchaser, acting on behalf of the relevant Share Purchaser or Business Purchaser, as the case may be, an amount equal to the deficit; or

(ii)	if its Working Capital Adjustment shown by the relevant Working Capital Statement exceeds its estimated Working Capital Adjustment, Purchaser shall, on behalf of the relevant Share Purchaser or Business Purchaser, as the case may be, pay Seller, acting on behalf of the relevant Share Seller or Business Seller, as the case may be, an amount equal to the excess, provided that:

(iii)	if the aggregate of the Working Capital Adjustments does not exceed EUR 3 million (three million euro), no amount shall be payable under Clauses 7.2.5(i) and 7.2.5(ii); and

(iv)	if the aggregate of the Working Capital Adjustments does exceed EUR 3 million (three million euro), then only the amount in excess thereof shall be payable under Clause 7.2.5(i) and/or 7.2.5(ii), in which event such excess amount shall be apportioned to each Company and the relevant Business in proportion to the Base Working Capital amounts.

7.2.6	Interest

Any payment to be made in accordance with this Clause 7.2 shall include interest thereon calculated from the Effective Time to the date of payment, both days inclusive, at the Interest Rate.

7.2.7	Payment and allocation

(i)	The due date for any payment to be made under this Clause 7.2 shall be the relevant Determination Date.

(ii)	All payments (excluding interest payments) made under this Clause 7.2 shall be made on account of the Purchase Price and the allocation of the Purchase Price shall be adjusted in accordance with Schedule 11 (Part 1).

7.3	Adjustments to Intra-Group Claims; (re)payments

7.3.1	Adjustments in respect of Companies

In respect of each Company, if the amount of any of its Company Intra-Group Indebtedness and Company Working Capital Intra-Group Trade Payables Claims, differs from the relevant amount reflected in the Estimated Indebtedness Statement:

(i)	the relevant Intra-Group Claims Deed of Assignment shall be deemed to have been amended to reflect the amount of the relevant Company Intra-Group Indebtedness and Company Working Capital Intra-Group Trade Payables Claims, provided that, to the extent required by applicable law, Seller shall procure that the relevant member of Seller’s Group, and Purchaser shall procure that said Company sign such documentation as is necessary to confirm the adjustment of the relevant amount reflected in the relevant Intra-Group Claims Deed of Assignment; and

(ii)	Seller shall pay to Purchaser, or vice versa, as the case may be, an amount equal to said difference, as an adjustment to the Intra-Group Claims Transfer Amount.

7.3.2	Adjustments in respect of the relevant Business

In respect of the relevant Business, if the amount of the Business Working Capital Intra-Group Trade Payables Claims, differs from the relevant amount reflected in the Estimated Indebtedness Statement:

(i)	the relevant Intra-Group Claims Deed of Assignment shall be deemed to have been amended to reflect the amount of the relevant Business Working Capital Intra-Group Trade Payables Claims, provided that, to the extent required by applicable law, Seller shall procure that the relevant member of Seller’s Group, and Purchaser shall procure that the relevant Business Purchaser sign such documentation as is necessary to confirm the adjustment of the relevant amount reflected in the relevant Intra-Group Claims Deed of Assignment; and

(ii)	Seller shall pay to Purchaser, or vice versa, as the case may be, an amount equal to said difference, as an adjustment to the Intra-Group Claims Transfer Amount.

7.3.3	Interest

Any payment to be made in accordance with this Clause 7.3 shall include interest thereon calculated from the Effective Time to the date of payment, both days inclusive, at the Interest Rate.

7.3.4	Payment and allocation

(i)	The due date for any payment to be made under this Clause 7.3 shall be the relevant Determination Date.

(ii)	All payments (excluding interest payments) made under this Clause 7.3 shall be made on account of the Intra-Group Claims Transfer Amount.

7.4	Adjustments to Intra-Group Non-Trade / Trade Receivables

7.4.1	In respect of each Company:

(i)	to the extent that the amount of any of its Company Intra-Group Non-Trade Receivables, is less than the relevant amount reflected in the Estimated Indebtedness Statement, Purchaser shall, on behalf of the Company, pay to Seller, acting on behalf of the relevant member of Seller’s Group, an amount equal to such deficit; and

(ii)	to the extent that the amount of any of its Company Intra-Group Non-Trade Receivables, exceeds the relevant amount reflected in the Estimated Indebtedness Statement, Seller shall, on behalf of the relevant member of Seller’s Group, pay to Purchaser, acting on behalf of the Company, an amount equal to such excess.

7.4.2	In respect of each Company:

(i)	to the extent that the amount of any of its Company Working Capital Intra-Group Trade Receivables, is less than the relevant amount included in the Estimated Indebtedness Statement, Purchaser shall, on behalf of the Company, pay to Seller, acting on behalf of the relevant member of Seller’s Group, an amount equal to such deficit; and

(ii)	to the extent that the amount of any of its Company Working Capital Intra-Group Trade Receivables, exceeds the relevant amount included in the Estimated Indebtedness Statement, Seller shall, on behalf of the relevant member of Seller’s Group, pay to Purchaser, acting on behalf of the Company, an amount equal to such excess.

7.4.3	In respect of the relevant Business:

(i)	to the extent that the amount of any of its Business Working Capital Intra-Group Trade Receivables, is less than the relevant amount included in the Estimated Indebtedness Statement, Purchaser shall, on behalf of the relevant Business Purchaser, pay to Seller, acting on behalf of the relevant member of Seller’s Group, an amount equal to such deficit; and

(ii)	to the extent that the amount of any of its Business Working Capital Intra-Group Trade Receivables, exceeds the relevant amount included in the Estimated Indebtedness Statement, Seller shall, on behalf of the relevant member of Seller’s Group, pay to Purchaser, acting on behalf of the relevant Business Purchaser, an amount equal to such excess.

7.4.4	Interest

Any payment to be made in accordance with this Clause 7.4 shall include interest thereon calculated from the Effective Time to the date of payment, both days inclusive, at the Interest Rate.

7.4.5	Payment and allocation

The due date for any payment to be made under this Clause 7.4 shall be the relevant Determination Date.

7.5	Aggregated payment and set-off

The payment obligations of Seller and Purchaser under Clauses 7.2, 7.3 and 7.4 shall, to the extent possible, be aggregated and discharged by way of set-off.

8.	Post-Closing obligations

8.1	Release of Guarantees

8.1.1	Without detracting from any rights which Purchaser may have under this Agreement, Purchaser shall procure, with effect from Closing or as soon as practicable thereafter, the release of Seller and any member of Seller’s Group (excluding the Companies) from any (joint and/or several) securities, guarantees, indemnities, obligations to contribute (`bijdrageplichten´) and other Liabilities given by, assumed by or binding upon Seller or any member of Seller’s Group in relation to (i) any of the Assumed Liabilities or any of the Liabilities of any of the Companies other than with respect to any Contract that is not assigned to a member of Purchaser’s Group, and (ii) subject to the transfer of the JV Eurecat Shares to the relevant member of Purchaser’s Group, the JV Affiliate Entity Guarantees, ((i) and (ii), collectively, the “Seller Guarantees”). Pending such release Purchaser shall indemnify, defend and hold harmless Seller and, as an irrevocable third party stipulation (`derdenbeding´), the other members of Seller’s Group (excluding the Companies) against all amounts paid by any of them pursuant to any such Seller Guarantees.

8.1.2	Without detracting from any rights which Seller may have under this Agreement, Seller shall procure, with effect from Closing or as soon as practicable thereafter, the release of each Company from any (joint and/or several) securities, guarantees, indemnities, obligations to contribute (`bijdrageplichten´) and other Liabilities given by, assumed by or binding upon the Company in relation to any Liability of Seller or any member of Seller’s Group (excluding the Companies) (the “Purchaser Guarantees”). Pending such release, Seller shall, as an irrevocable third party stipulation (`derdenbeding´), indemnify, defend and hold harmless Purchaser and, as an irrevocable third party stipulation (`derdenbeding´), the other members of Purchaser’s Group (including the Companies) against all amounts paid by any of them pursuant to any such Purchaser Guarantees.

8.2	Post-Closing receipts

8.2.1	If at any time after the Effective Time, a Business Seller receives any monies in respect of any Business Receivable, then Seller shall procure that the Business Seller shall pay to the relevant Business Purchaser, as soon as reasonably practicable the amount received.

8.2.2	If at any time after the Effective Time, Purchaser or any other member of Purchaser’s Group receives any monies in respect of any right, interest, claim or other asset of any Business Seller which is not included in the Business Assets, then Purchaser shall procure that the relevant member of Purchaser’s Group shall pay to the relevant Business Seller, as soon as reasonably practicable the amount received.

8.3	Seller’s continuing obligations

8.3.1	Seller shall (or shall procure that the relevant member of Seller’s Group shall) for a period of 12 (twelve) months following the Closing (i) give to Purchaser such information as is reasonably available to Seller and as Purchaser may reasonably require in relation to the Group, its employees, customers and suppliers and (ii) pass on any trade enquiry which any Share Seller or Business Seller receives.

8.3.2	Seller shall (or shall procure that the relevant member of Seller’s Group shall) retain for a period of 5 (five) years from Closing, or such longer period as may be prescribed by applicable Law, any books, records or other written information relating to the Group which are not at the Properties at Closing or in the possession of any member of Purchaser’s Group pursuant to Closing, and shall allow Purchaser upon reasonable written notice and to the extent permitted by applicable Law, reasonable access to such books, records and information, including the right to inspect and take copies (at Purchaser’s expense) to the extent that such access and copies are necessary for continuing the Operations conducted at Closing.

8.3.3	Except as otherwise agreed in writing between the Parties and subject to any patent or trade mark applications being irrevocably refused for not meeting relevant standards and subject to irrevocable revocation in opposition, Seller shall use its best efforts to continue to maintain and protect and cause to be maintained and protected each item of Acquired Intellectual Property for a period extending for 90 (ninety) days after the Closing Date so that all such items shall remain valid and subsisting, such maintenance and protection to include, without limitation, timely filing in the Netherlands or foreign jurisdictions, to prevent loss of rights or forfeiture or to meet any due dates or bar dates, all necessary documents, such as patent, trademark or copyright applications, responses, petitions, affidavits, and certificates, paying all necessary fees, such as registration, maintenance, annuity, and renewal fees, and undertaking all other actions necessary to protect and maintain the validity and/or subsistence of all such items of the Acquired Intellectual Property; provided that Seller shall present to Purchaser for execution all necessary affidavits, documents and certificates which must be executed by Purchaser as the owner following Closing. Purchaser agrees to cover the reasonable, associated maintenance and renewal fees, and all other reasonable associated costs, including, but not limited to service fees, filing fees, registrations fees and search fees.

8.3.4	For a period of 12 (twelve) months after the Closing Date, Seller shall, and shall cause the relevant members of Seller’s Group to, provide Purchaser and members of Purchaser’s Group access to all of Seller’s facilities, Know-how, trade secrets and Show-how in the possession of Seller, or to which Seller has access, which have been used in connection with the Operations but which will remain with Seller after the Closing.

8.3.5	As of Closing, the Companies shall have the world-wide perpetual right to use, free of charge, the Centrally Developed Know-how and Show-how.

8.4	Purchaser’s continuing obligations

8.4.1	Purchaser shall procure that as soon as practicable after the Closing, but in any event within 3 (three) months after the Closing Date, each of the Companies shall change its name so that it does not contain the name “Akzo Nobel”, “Akzo” or “Nobel”, or any abbreviation thereof or any name or lettering which is likely to be confused with the same and shall provide Seller with appropriate written evidence of such change of name, provided that such 3 (three) month period shall be extended as reasonably necessary to comply with any applicable regulatory requirement.

8.4.2	Purchaser shall not, and shall procure that no member of Purchaser’s Group shall, after 6 (six) months following the Closing Date, use in any way whatsoever any trading names, domain names, or registered or unregistered trade marks or logos which contain the name “Akzo Nobel”, “Akzo” or “Nobel”, or any abbreviation thereof or any name or lettering which is likely to be confused with the same, including without limitation, those trading names, domain names and trade marks listed in Schedule 4 (Part 4), provided that Purchaser shall, as soon as practicable after the Closing Date, but in any event within 9 (nine) months after the Closing Date, procure that all such trading names, domain names, trade marks and logos are removed from all products, business stationery and other assets held by any member of the Group or acquired by Purchaser pursuant to this Agreement, and from all premises occupied by Purchaser or any other member of Purchaser’s Group, provided that such 9 (nine) month period shall be extended as reasonably necessary to comply with any applicable regulatory requirement.

8.4.3	Purchaser shall retain for a period of 5 (five) years from Closing, or such longer period as may be prescribed by applicable Law, all books, records and other written information relating to the Group which are at the Properties at Closing or which are in the possession of any member of Purchaser’s Group pursuant to Closing and shall allow Seller, upon reasonable written notice, reasonable access to such books, records and other information, including the right to inspect and take copies (at Seller’s expense) to the extent that such access and copies are necessary for continuing the operations of Seller’s Group, provided that prior to any access. Seller shall have given a confidentiality undertaking in such terms as Purchaser may reasonably require.

8.5	Insurance

8.5.1	As of the Effective Time, all coverage with respect to the Companies and Businesses under the Insurance Policies in respect of events, occurrences or accidents occurring after the Effective Time shall be cancelled and terminated, excluding those Insurance Policies in respect of which a Company is the sole policy holder or the only named insured.

8.5.2	For all claims made against the Companies and / or the Businesses after the Effective Time arising in respect of an event, occurrence or accident occurring after the Effective Time, Purchaser shall not, and shall procure that no other member of Purchaser’s Group shall seek to, recover any amounts (i) under any captive or self-insurance policy of Seller or any other member of Seller’s Group, (ii) from any of Seller’s insurers, or (iii) under any of the Insurance Policies.

8.5.3	As of the Effective Time, the Companies and Business Purchasers will not be entitled to any rights to recoveries under any of the Insurance Policies for claims made in respect of events, occurrences or accidents occurring prior to the Effective Time, that have not been reported by a Company or other member of the Seller’s Group prior to the Closing.

8.5.4	Subject to Closing, all general and product liability, auto liability and workers compensation / employers liability claims made under the relevant Insurance Policies on behalf of the Companies and / or the Businesses prior to the Effective Time, and remaining open after the Effective Time, shall continue to be the responsibility of Seller or designated member of Seller’s Group, including all claim payments (including defence costs), all deductibles, allocated loss adjustment expenses (ALAE), retention amounts (and, for the avoidance of doubt, also including Seller’s relevant captive insurer retention amounts or reinsurance amounts), third party administration fees, other charges and reasonable recovery expenses provided for by the terms of any such coverage or related agreements, until each such claim is settled or otherwise concluded and no further payments are made in relation thereto.

8.6	Registration of assignment of Seller’s Intellectual Property; Patent infringement claim

8.6.1	Purchaser and Seller shall use their commercially reasonable efforts to complete any and all assignments of Seller’s Intellectual Property within 6 (six) months after the Closing Date.

8.6.2	Following Closing, Seller shall procure that the relevant members of Seller’s Group take all such further steps and execute all such further documents as Purchaser may reasonably require for the purpose of vesting in the relevant member of Purchaser’s Group full legal ownership or any other rights necessary to convey to Purchaser the same rights and privileges as enjoyed by Seller, in the Seller’s Intellectual Property and for the purpose of assisting Purchaser to effect the recording thereof (where appropriate), at patent, trade mark, copyright and similar registries around the world. All out-of-pocket costs (including without limitation, recording, filing and registration fees, but excluding for the avoidance of doubt, Seller’s costs incurred in providing such assistance) with respect to the foregoing shall be borne by Purchaser and, if applicable, reimbursed by Purchaser within 10 (ten) Business Days of delivery to Purchaser of an invoice supported by reasonable proof of the incurring of such costs.

8.6.3	Following Seller’s assignment, transfer, sale, conveyance and delivery to Purchaser at Closing of all right, title and interest in and to the Seller’s Intellectual Property, Seller shall retain no right, title or interest in or to the Acquired Intellectual Property whatsoever, whether by ownership, license or otherwise, save as otherwise provided in the Ancillary Agreements.

8.6.4	At Closing, Seller shall provide to Purchaser a list of all due dates for Acquired Intellectual Property, by which any action with any relevant Governmental Authority will have to be taken to protect all Acquired Intellectual Property including, without limitation, filing patent applications to avoid loss of patent rights, to preserve priority dates, or to meet any deadlines and a list of all public disclosures relating to Acquired Intellectual Property, which are planned within six (6) months from the Closing. “Public disclosures” includes, without limitation, a publication, presentation at a trade show or professional meeting, demonstration outside of Seller’s premises, sale or offer for sale.

8.6.5	In the event that the Parties determine after Closing that Schedule 4 does not include, by inadvertence or otherwise, and/or improperly includes any Seller’s Registered Intellectual Property, then Schedule 4 shall be amended, in a timely manner, to correct such non-listing or improper listing. The Parties shall take all such actions and execute and deliver all such documents or agreements as may be reasonably necessary to implement the foregoing.

8.6.6	Notwithstanding any other provision of this Agreement, it is agreed that Seller shall hold all right, title and interest in and to the Patent Infringement Claim, Purchaser hereby undertaking to cause the relevant Company and its employees to render, at Seller’s cost and expense, all assistance reasonably requested by Seller to successfully prosecute the Patent Infringement Claim.

8.7	Indemnities

8.7.1	The provisions of Schedule 14 (Part 1) shall apply in respect of obligations of the Parties relating to Taxes.

8.7.2	The provisions of Schedule 14 (Part 2) shall apply in respect of matters relating to the environment.

8.7.3	Seller hereby agrees that, subject to any applicable limitations of liability set out in this Agreement, from and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and, as an irrevocable third party stipulation (`derdenbeding´), relevant members of Purchaser’s Group (including, after the Closing, the Companies, but excluding the Joint Ventures), and their respective successors and permitted assigns, from, against and in respect of any Losses imposed on, sustained, incurred or suffered by or asserted against any of the aforesaid indemnified parties (and, if applicable, their respective directors, officers and employees (excluding, in the case of a claim under Clause 8.7.3(v), the Senior Employees)), directly or indirectly, relating to or arising out of:

(i)	any claims pending on the Closing Date or made after the Closing Date, under any Performance Guarantees given, extended or entered into on or prior to the Closing Date in respect of any Relevant Products, provided that Seller’s liability under this Clause 8.7.3(i) shall not exceed EUR 8 million (eight million euro);

(ii)	any and all Liabilities for pending or threatened claims or litigation included in the Disclosed Information, excluding any litigation relating to claims under Performance Guarantees (which shall be governed by Clause 8.7.3(i)), (the “Disclosed Litigation”), provided that Seller’s liability under this Clause 8.7.3(ii) shall be reduced by, or Purchaser shall pay to Seller, as applicable, an amount in Euro equal to any consideration actually received by any member of Purchaser’s Group as payment under or settlement for any Disclosed Litigation;

(iii)	the Services and Utilities Agreement between Akzo Nobel Catalysts B.V. and PVS Chemicals Holland B.V. (“PVS”), dated 23 February 2000, the 96% Sulphuric Acid Supply Contract dated 1 January 2002, or the long term lease agreement between the aforesaid parties, dated on or about the aforesaid date and relating to the PVS Site, or any other agreement in existence at Closing between PVS and any member of Seller’s Group, (collectively, the “PVS Agreements”), provided that this indemnity shall be limited to the following:

(a)	the aggregate of all unrecovered (i) non-recurring costs incurred after the Closing Date by Akzo Nobel Catalysts B.V. relating to the PVS Agreements, and (ii) recurring fixed costs incurred after the Closing Date by Akzo Nobel Catalysts B.V. that, in the ordinary course, would be recoverable from PVS under the PVS Agreements, and, notwithstanding commercially reasonable steps taken by Akzo Nobel Catalysts B.V. to recover the foregoing costs, have not been recovered, it being agreed that:

(A)	subject to Clause 8.7.3(iii)(a)(C), Seller shall be liable for the entire amount of any such non-recurring costs;

(B)	subject to Clause 8.7.3(iii)(a)(C), Seller shall only be liable for any such recurring fixed costs to the extent that the aggregate amount of such recurring fixed costs exceeds EUR500,000 (five hundred thousand euro) in any year, prorated for any partial year, provided that Seller’s liability under this Clause 8.7.3(iii)(a)(B) shall not exceed EUR1,500,000 (one million five hundred thousand euro); and

(C)	Seller shall have no liability under this Clause 8.7.3(iii)(a) in respect of any such recurring fixed costs or non-recurring costs incurred in respect of any (portion of a) period commencing after expiry of the period of 3 (three) years from the Closing Date;

(b)	the aggregate of all amounts due by PVS to Akzo Nobel Catalysts B.V. as at the Effective Time under the relevant PVS Agreements, to the extent that Akzo Nobel Catalysts B.V. is unable to apply a set-off against such outstanding amounts; and

(c)	all capital expenditures incurred by Akzo Nobel Catalysts B.V. prior to Closing or, provided with the express prior written consent of Seller (which consent shall not be unreasonably withheld or delayed), after Closing, to secure the ongoing supply of sulphuric acid to the FCC plant on the Amsterdam Site;

(iv)	all Liabilities of the Seller’s Group (excluding the Companies) not assumed by Purchaser’s Group (including the Companies) pursuant to this Agreement, as well as any Liability arising out of the ownership by Akzo Nobel Catalysts B.V. of the PVS Site;

(v)	the breach of any Seller’s Warranty; and

(vi)	the breach of any covenant, agreement or other obligation of Seller contained in this Agreement.

8.7.4	Purchaser hereby agrees that, subject to any applicable limitations of liability set out in this Agreement, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and, as an irrevocable third party stipulation (`derdenbeding´), relevant members of Seller’s Group (excluding, after Closing, the Companies), their respective successors and permitted assigns, from, against and in respect of any Losses imposed on, sustained, incurred or suffered by or asserted against any of the aforesaid indemnified parties (and, if applicable, their respective directors, officers and employees, excluding the Employees), directly or indirectly, relating to or arising out of:

(i)	all Assumed Liabilities and any Liability incurred by the Business Seller arising from the conduct by the relevant Business Purchaser(s) of the relevant Business after Closing;

(ii)	the breach of any Purchaser’s Warranty; and

(iii)	the breach of any covenant, agreement or other obligation of Purchaser contained in this Agreement.

8.8	Purchaser’s control

Purchaser hereby undertakes not to, and to procure that no member of Purchaser’s Group (including the Companies) will, between Closing and the Effective Time, (i) take any action or allow any action to be taken by any of their respective employees, directors, officers or agents that would in any way prejudice or diminish the rights or duties of Seller under this Agreement, or (ii) omit to take any action to prevent any such prejudice or diminution.

8.9	Audited Financial Statements; Co-operation

8.9.1	Seller shall use commercially reasonable efforts, at Purchaser’s sole risk, cost and expense, to assist and co-operate with Purchaser in Purchaser’s preparation, within 75 (seventy-five) days after the Closing Date, of audited and unaudited financial statements of the Operations for such periods and containing such information sufficient to permit Purchaser to comply with the requirements of Regulations S-K and S-X promulgated by the U.S. Securities and Exchange Commission, (the “SEC”) and Seller shall, in connection therewith, engage, or procure that Akzo Nobel Catalysts B.V. engages, KPMG Accountants N.V. to conduct the audits with respect to the audited financial statements to be included in such financial statements and Purchaser shall promptly reimburse Seller upon request for all fees and expenses of KPMG Accountants N.V. in connection with the foregoing, provided that:

(i)	in the event that Seller engages KPMG Accountants N.V. prior to Closing, Purchaser shall immediately after Closing, assume such engagement from Seller; and

(ii)	in no event shall Seller be liable to Purchaser for any failure of such financial statements to comply with the requirements of Regulations S-K and S-X promulgated by the SEC or to be prepared within 75 (seventy-five) days after the Closing Date, except to the extent that any such failure directly results from the breach by Seller of its obligations under this Clause 8.9.1, in which event, as Purchaser’s sole and exclusive remedy, Purchaser shall have the right to repayment by Seller of all amounts paid by Purchaser to Seller under this Clause 8.9.1.

8.9.2	With respect to any registration statement or other filing with the SEC that Purchaser shall determine, to make in the future, Seller shall use commercially reasonable efforts, at Purchaser’s sole risk, cost and expense, to timely furnish, or cause to be timely furnished, to Affiliates of Purchaser, its accountants and auditors, upon reasonable request of Purchaser, the following: (i) consents of Seller’s independent public accountants with respect to audited financial statements as required by SEC Regulation S-X; (ii) such information, assistance and co-operation (including information, assistance and co-operation from Parent’s independent auditors) as is necessary for Purchaser and its Affiliates to (A) prepare such registration statement or other SEC filing, (B) address and resolve any SEC comments related to Seller’s financial statements (including any required modification of such financial statements or footnotes thereto) and (C) prepare any disclosure required by Item 303 of SEC Regulations S-K and S-X (“MD&A Disclosure”) in connection with a filing with the SEC and address and resolve any SEC comments related to such MD&A Disclosure (including any required modification to such MD&A Disclosure); (iii) such information, assistance and co-operation reasonably necessary for Purchaser to prepare any unaudited pro forma balance sheets or income statements required to be included in any such registration statement or other SEC filing; and (iv) such information, assistance and co-operation necessary for Purchaser to accumulate 5 (five) years of historical unaudited financial information of the Group for inclusion in any such registration statement or other filing with the SEC if so required under applicable Law, provided that as Purchaser’s sole and exclusive remedy for a breach by Seller of its obligations under this Clause 8.9.2, Purchaser shall have the right to repayment by Seller of all amounts paid by Purchaser to Seller under this Clause 8.9.2.

8.10	Post-Closing dividend

Purchaser hereby undertakes as follows in regard to dividends relating to the Joint Ventures:

8.10.1	Purchaser acknowledges that JV Eurecat has declared a dividend in respect of the financial year 2003, the relevant member of Seller’s Group’s proportional share thereof being an amount of EUR 559,035 (five hundred and fifty-nine thousand and thirty-five euro). Purchaser hereby undertakes to pay to Seller (acting on behalf of the relevant member of Seller’s Group) the aforesaid amount, less any applicable withholding Taxes, within 5 (five) Business Days of receipt thereof;

8.10.2	In respect of each Joint Venture, Purchaser undertakes to pay to Seller (acting on behalf of the relevant member of Seller’s Group) 25% (twenty-five percent) of the net income or net profit, as appropriate, of the Joint Venture for the financial year 2004, prorated for such portion of the year as ends on the Closing Date, such payment to be made within 60 (sixty) Business Days of issuance of the audited financial statements in respect of the financial year 2004.

9.	Warranties

9.1	Seller’s Warranties

9.1.1	Seller represents and warrants to Purchaser that the statements set out in Schedule 15 (Part 1) are true and accurate as at Signing, provided that, to the extent that any Seller’s Warranty relates to a Joint Venture, including without limitation its activities, rights, assets, and Liabilities, but excluding the Seller’s Warranties contained in Schedule 15 (Part 1) Paragraphs 1 and 2.1, said Seller’s Warranties are limited to the knowledge of the relevant individuals listed in Schedule 8 (Part 2), being the representatives of the relevant member of Seller’s Group on the board of directors, or other similar body, of such Joint Venture, and provided further that, to the extent that any Seller’s Warranty relates to a JV Affiliate Entity, said Seller’s Warranties are limited to the knowledge of the aforesaid individuals.

9.1.2	Seller gives Seller’s Warranties only to the extent that Seller’s Warranties or a breach of Seller’s Warranties relate to or affect the Transaction.

9.1.3	Each Seller’s Warranty applies only to the subject expressly referred to therein. Without detracting from the generality of the foregoing, the only Seller’s Warranties given:

(i)	in respect of the Properties are those contained in Schedule 15 (Part 1) Paragraphs 5.1 to 5.3, 5.6, 10, 17 and 21, and each of the other Seller’s Warranties shall be deemed not to be given in respect of the Properties;

(ii)	in respect of Intellectual Property are those contained in Schedule 15 (Part 1) Paragraphs 5.6, 6, 10 and 17, and each of the other Seller’s Warranties shall be deemed not to be given in respect of Intellectual Property;

(iii)	in respect of employment or pension matters are those contained in Schedule 15 (Part 1) Paragraph 7.1, 7.3, 7.4, 8, 10, 16.4, and 17, and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters;

(iv)	in respect of anti-trust, fair trading, dumping, state and consumer protection or similar matters are those contained in Schedule 15 (Part 1) Paragraphs 9, 11 and 17, and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters;

(v)	in respect of products or services manufactured, sold or supplied by any Company, Joint Venture, JV Affiliate or Business Seller are those contained in Schedule 15 (Part 1) Paragraphs 7, 14, 17 and 20, and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters; and

(vi)	in respect of Tax matters are those contained in Schedule 15 (Part 1) Paragraph 15 and 17, and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters.

9.1.4	Without detracting from Seller’s Warranty set out in Schedule 15 (Part 1) Paragraph 17.1, Purchaser acknowledges and agrees that Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to Purchaser or any of its advisors on or prior to Signing. Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than the Seller’s Warranties.

9.1.5	Any Seller’s Warranty qualified by the expression “to Seller’s knowledge” or “so far as Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of the individuals whose names are set out in Schedule 15 (Part 3) and Schedule 15 (Part 4), who shall be deemed to have knowledge of such matters as they would have discovered, had they made reasonable enquiries and investigations into the relevant matters.

9.1.6	The applicability of article 7:17 of the Netherlands Civil Code is hereby excluded.

9.2	Disclosure

9.2.1	Seller’s Warranties are limited by, and Seller shall not be in breach of any of Seller’s Warranties in respect of the matters disclosed in, the Disclosure Letter.

9.2.2	References in the Disclosure Letter to Paragraph numbers shall be to the Paragraphs in Schedule 15 (Part 1) to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against Seller’s Warranties as a whole.

9.2.3	The Warranties and Indemnities are given by Seller with the knowledge that Purchaser is relying thereon in connection with the Transactions. In the event of a claim hereunder, Seller shall not in any way use the argument that Purchaser should have further investigated the Group or the Operations.

9.2.4	The Due Diligence Investigation shall not prejudice Purchaser in any way from bringing any claims under the Warranties, unless and to the extent that the facts and circumstances giving rise thereto having been fairly disclosed in the Disclosed Information, except for those matters which have been specifically dealt with in this Agreement.

9.3	Updating of Seller’s Warranties to Closing

Subject to Clause 9.2 and the proviso to Clause 9.1.1, and save as otherwise provided in Seller’s Warranties, Seller further represents and warrants to Purchaser that Seller’s Warranties will be true and accurate at Closing as if they had been repeated at Closing.

9.4	Breach of Warranty

9.4.1	In the event of any claim by Purchaser for a breach of Seller’s Warranty, Purchaser shall not have the right to terminate or rescind this Agreement and as its sole and exclusive remedy and subject to any applicable limitations of liability set out in this Agreement, shall, subject to Closing having occurred, have the right to claim under the indemnity set out in Clause 8.7.3(iv), the Losses suffered or incurred by Purchaser as a result of such breach, it being agreed that a Loss suffered by the relevant Company, Business Purchaser or Joint Venture in respect of such breach shall, subject to any limitations of liability set out in this Agreement, be deemed to be a Loss suffered by Purchaser. For the avoidance of doubt, this Clause 9.4.1 shall not prejudice the rights of the Parties under Clause 6.4.1(ii)(b) in the event of a Material Adverse Change or the rights of the Parties not to proceed to Closing pursuant to Clause 4.1.7.

9.4.2	In the event of any breach of Purchaser’s Warranties, subject to any applicable limitations of liability set out in this Agreement, Seller shall be entitled to claim, under the indemnity set out in Clause 8.7.4(ii), the Losses suffered or incurred by Seller as a result of such breach.

9.4.3	For purposes of this Agreement, it is agreed that:

(i)	a breach of a Seller’s Warranty or Purchaser’s Warranty, as the case may be, shall occur where same is untrue or inaccurate in any material respect as at any date on which same is given or repeated; and

(ii)	any right of a Party to claim for a breach of this Agreement (including, without limitation, a breach of a Seller’s Warranty or Purchaser’s Warranty, as the case may be) having occurred prior to Closing, shall not be prejudiced by Closing having occurred.

9.5	Purchaser’s Warranties

9.5.1	Purchaser represents and warrants to Seller that, as at Signing, the statements set out in Schedule 16 are true and accurate.

9.5.2	Purchaser further represents and warrants to Seller that the statements set out in Schedule 16 will be true and accurate at Closing as if they had been repeated at Closing.

10.	Limitation of liability

10.1	Time limitation

Seller shall not be liable in respect of any claim under this Agreement with respect to any breach of a Seller’s Warranty unless a notice of the claim is given by Purchaser to Seller specifying the matters set out in Clause 11.2:

10.1.1	in the case of any claim under Schedule 15 (Part 1) Paragraph 15 (Tax warranties), within (i) 60 (sixty) days after the statutory limitation period (including any extensions thereof) applicable in the relevant jurisdiction for the Tax matter giving rise to such claims, including any applicable term during which additional assessments can be levied under the relevant applicable Law and (ii) the notice period specified in Schedule 14 (Part 1) Paragraph 6; and

10.1.2	in the case of any claim under Schedule 15 (Part 1) Paragraph 23 (environmental warranties), within 5 (five) years from the Closing Date;

10.1.3	in the case of any other claim, except as otherwise provided in Clause 8.5, within 2 (two) years after the Closing Date,

provided that:

10.1.4	other than the applicable statute of limitations period for the underlying claim, there shall be no time limitation for giving notice of any claim under Schedule 15 (Part 1) Paragraphs 2.1, 5.1.2, 5.4.1, 6.1.5(i), or 6.1.6; and

10.1.5	to the extent that the Seller’s Warranty under Schedule 15 (Part 1) Paragraph 17.2 relates to any of the Seller’s Warranties referred to in Clause 10.1.1, 10.1.2 or 10.1.4, the Seller’s Warranty in said Paragraph 17.2 shall survive for the period referred to in Clause 10.1.1, 10.1.2 or 10.1.4, as the case may be.

10.2	Minimum claims

Neither Party shall be liable in respect of any individual claim (or a series of claims arising from identical facts) under an indemnity in this Agreement where the liability agreed or determined in respect of any such claim or series of claims does not exceed EUR 100,000 (one hundred thousand euro).

10.3	Aggregate minimum claims

Neither Party shall be liable in respect of any claim under an indemnity in this Agreement unless the aggregate amount of all claims for which such Party would otherwise be liable under this Agreement, exceeds EUR 3,500,000 (three million five hundred thousand euro), provided that, to the extent that the aforesaid threshold is exceeded, the liability shall be calculated as the excess amount plus EUR 1,000,000 (one million euro).

10.4	Maximum liability

10.4.1	Without detracting from any further limitations of liability set out in this Agreement, the aggregate liability of Seller for claims under this Agreement, shall not exceed the Bid Value.

10.4.2	The aggregate liability of Seller under Clause 8.7.3(v), excluding a breach by Seller of the Seller’s Warranties set forth in Schedule 15 (Part 1) Paragraphs 2.1, 5.1.2, 5.4.1, 6.1.5(i), or 6.1.6, shall not exceed EUR57,500,000 (fifty-seven million five hundred thousand euro).

10.4.3	Without detracting from any further limitations of liability set out in this Agreement, the aggregate liability of Purchaser for claims under this Agreement shall not exceed the Bid Value.

10.4.4	The aggregate liability of Purchaser under Clause 8.7.4(ii) (excluding a breach by Purchaser of the Purchaser’s Warranties set forth in Schedule 16 Paragraph 2), shall not exceed EUR57,500,000 (fifty-seven million five hundred thousand euro).

10.5	Joint Ventures

Without detracting from any applicable limitations of liability set out in this Agreement, any claim against Seller under this Agreement for a Loss in respect of any part of the Operations relating to a Joint Venture, shall be the greater of (i) the Loss directly incurred by the relevant member of Purchaser’s Group (excluding the Joint Ventures), or (ii) the proportion to the relevant member of Seller’s Group’s percentage ownership in such Joint Venture immediately prior to Closing with respect to such Loss.

10.6	Provisions

Seller shall not be liable under this Agreement in respect of any claim if and to the extent that any allowance, provision or reserve is made in a Working Capital Statement for the matter giving rise to the claim.

10.7	Matters arising after Signing

Seller shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), to the extent that the same would not have occurred but for:

10.7.1	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request or with the approval of Purchaser or any other member of Purchaser’s Group;

10.7.2	any act, omission or transaction of Purchaser or any other member of Purchaser’s Group, or their respective directors, officers, employees or agents or successors in title, after Signing;

10.7.3	any voluntary act, omission or transaction of any of the Companies, or their respective directors, officers, employees or agents or successors in title, on or after Closing;

10.7.4	except in respect of the Tax Indemnity, the passing of, or any change in, after Closing, any Law including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually in effect at Closing;

10.7.5	any change in any accounting or Taxation policy, basis or practice of Purchaser or any other member of Purchaser’s Group introduced or having effect after Signing; or

10.7.6	any change in any accounting or Taxation policy, basis or practice of any of the Companies introduced or having effect on or after Closing.

10.8	Insurance

10.8.1	Notwithstanding Seller’s indemnification obligations under this Agreement, Seller shall not be liable in respect of any claims made by Purchaser or any other member of Purchaser’s Group, to the extent that the Losses (net of any increases in insurance premiums resulting solely from such claims) in respect of which a claim is made are covered by a policy of insurance maintained in force by Purchaser or any other member of Purchaser’s Group, and only to the extent that such Losses or part thereof are actually paid thereunder. For the avoidance of doubt, amounts that are “covered” by insurance pursuant to the foregoing will be reduced by any deductible, retention, self-insured or similar amounts incurred by Purchaser.

10.8.2	Notwithstanding Purchaser’s indemnification obligations under this Agreement, Purchaser shall not be liable in respect of any claims made by Seller or any other member of Seller’s Group, to the extent that the Losses (net of any increases in insurance premiums resulting solely from such claims) in respect of which a claim is made are covered by a policy of insurance maintained in force by Seller or any other member of Seller’s Group, and only to the extent that such Losses or part thereof are actually paid thereunder. For the avoidance of doubt, amounts that are “covered” by insurance pursuant to the foregoing will be reduced by any deductible, retention, self-insured or similar amounts incurred by Seller.

10.9	Net financial benefit

Neither Party shall be liable under this Agreement in respect of any claims to the extent of any corresponding Tax savings by the other Party or any other member of the other Party’s Group arising in respect of such Losses or the facts giving rise to such Losses where the amount (if any) by which any Taxation for which the other Party or any other member of the other Party’s Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such liability (after taking into account the amount of any increased Taxes incurred by such Party as a result of the accrual or receipt of any payments for such claims under this Agreement, including any incurred Taxes resulting from compensating such Party for any such increases).

10.10	Mitigation of Losses

Each Party shall procure that all commercially reasonable steps are taken and all commercially reasonable assistance is given to avoid or mitigate any Losses which might give rise to a liability in respect of any claim under this Agreement.

10.11	Right to recover

10.11.1	Recovery for actual and contingent liabilities

(i)	Neither Party shall be liable in respect of any Losses relating to any actual liability unless and until such actual liability is due and payable;

(ii)	Neither Party shall be liable in respect of any Losses relating to any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable,

provided that this Clause 10.11.1 shall not operate to exclude liability in relation to a claim made in respect of an actual or contingent liability within the relevant time limit specified in Clause 10.1 and specifying the matters set out in Clause 11.2.

10.11.2	Following recovery

If either Party (the “Payor Party”) has paid an amount in discharge of any claim under this Agreement and the other Party or any Affiliate of such other Party (collectively, the “Payee Party”) subsequently:

(i)	is entitled to recover (whether by payment, discount, credit, relief or otherwise) from an unrelated third party a sum which indemnifies or compensates the Payee Party (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Payor Party shall be subrogated to all rights that the Payee Party has or would otherwise have in respect of the claim against the third party, provided that such subrogation shall not apply to any policy of insurance maintained by the Payee Party; or

(ii)	recovers (whether or not it was entitled to do so and whether by payment, discount, credit, relief or otherwise) from an unrelated third party a sum which indemnifies the Payee Party (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Payee Party shall forthwith pay to the Payor Party the full amount recovered, less (a) any reasonable costs incurred in obtaining such recovery and limited to the amount paid by the Payor Party in respect of said claim and (b) the amount of any Taxes incurred as a result of such recovery, provided that such payment shall not apply to any policy of insurance maintained by the Payee Party.

10.12	Double claims

Neither Party shall be entitled to recover from the other Party under this Agreement more than once in respect of the same Losses suffered. Subject to any other limitations set out in this Agreement, in the event that any matter, act, omission or circumstance (or any combination thereof) giving rise to a breach of a Seller’s Warranty or Purchaser’s Warranty, as the case may be, is the subject of an indemnity under this Agreement (other than the indemnity contained in Clause 8.7.3(iv) or 8.7.4(ii), as the case may be), the claim for such breach shall be limited to a claim under said indemnity.

10.13	Application of Limitations

The limitations set forth in Clauses 10.2 and 10.3 shall not apply to any amounts owed by either Party under Clauses 2, 3, 6.2.1, 6.3, 6.5, 7, 8.1, 8.2, 8.6.2, 8.7.3(i), 8.7.3(ii), 8.7.3(iii), 8.7.3(iv), 8.7.3(vi), 8.7.4(i), 8.7.4(iii), 15.8, 15.8 or under Schedules 6 or 7, or under the Tax Indemnity or Environmental Indemnity.

11.	Claims

11.1	Notification of potential claims

11.1.1	If Purchaser or any other member of Purchaser’s Group becomes aware of any matter or circumstance that is reasonably likely to give rise to a claim against Seller under this Agreement, Purchaser shall promptly, and, in any event, within 30 (thirty) Business Days, give a notice in writing to Seller setting out such information as is available to Purchaser or any other member of Purchaser’s Group as is reasonably necessary to enable Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as Seller may consider necessary, provided that the failure to provide such notice within the aforesaid time period shall not preclude Purchaser or any other member of Purchaser’s Group from being indemnified for such claim or demand, except to the extent that the failure to give timely notice results in the forfeiture of substantive defences by Seller.

11.1.2	If Seller or any other member of Seller’s Group becomes aware of any matter or circumstance that is reasonably likely to give rise to a claim against Purchaser under this Agreement, Seller shall promptly, and, in any event, within 30 (thirty) Business Days, give a notice in writing to Purchaser setting out such information as is available to Seller or any other member of Seller’s Group as is reasonably necessary to enable Purchaser to assess the merits of the claim, to act to preserve evidence and to make such provision as Purchaser may consider necessary, provided that the failure to provide such notice within the aforesaid time period shall not preclude Seller or any other member of Seller’s Group from being indemnified for such claim or demand, except to the extent that the failure to give timely notice results in the forfeiture of substantive defences by Purchaser.

11.2	Notification of claims

Without detracting from Clause 11.1, notices of claims under this Agreement shall in any event be given within the time limits specified in Clause 10.1, by Purchaser to Seller, and by Seller to Purchaser, in each case, specifying reasonably adequate information of the legal and factual basis of the claim and the evidence on which the Party relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event), provided that any deficiency in such notice shall not preclude the Party providing such notice, or any Affiliate of such Party, from being indemnified for such claim, except to the extent that the deficiency in such notice results in the forfeiture of substantive defences by the other Party.

11.3	Commencement of proceedings

Without detracting from Clause 11.2, any claim notified by Purchaser to Seller, or vice versa, excluding a claim relating to a third party claim or a claim under the Environmental Indemnity, shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 6 (six) months after the notice is given pursuant to Clause 11.2 or, in the case of any contingent liability, 6 (six) months after such contingent liability becomes an actual liability and is due and payable, unless legal proceedings in respect of it (i) have been commenced by being both issued and served and (ii) are being and continue to be pursued with reasonable diligence.

11.4	Investigation by Seller

In connection with any matter or circumstance notified by Purchaser pursuant to Clause 11.1 or 11.2:

11.4.1	Purchaser shall allow, and shall procure that the relevant member of Purchaser’s Group allows, Seller and its financial, accounting and legal advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

11.4.2	Purchaser shall disclose to Seller all information of which Purchaser or any other member of Purchaser’s Group is aware which relates to the claim and shall procure that the relevant members of Purchaser’s Group shall give, subject to their being paid reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as Seller or its financial, accounting or legal advisers may reasonably request, subject to Seller agreeing in such form as Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

11.5	Investigation by Purchaser

In connection with any matter or circumstance notified by Purchaser pursuant to Clause 11.1 or 11.2:

11.5.1	Seller shall allow, and shall procure that the relevant member of Seller’s Group allows, Purchaser and its financial, accounting and legal advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

11.5.2	Seller shall disclose to Purchaser all information of which Seller or any other member of Seller’s Group is aware which relates to the claim and shall procure that the relevant members of Seller’s Group shall give, subject to their being paid reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as Purchaser or its financial, accounting or legal advisers may reasonably request, subject to Purchaser agreeing in such form as Seller may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

11.6	Procedure for third party claims

If the claim notified by Seller or Purchaser (as such, the “Indemnified Party”) to Purchaser or Seller (as such, the “Indemnifying Party”) is a result of or in connection with a claim by or liability to a third party and the Indemnifying Party admits such claim is covered by the indemnity provisions of Clause 8.7.3 or Clause 8.7.4, as the case may be, then:

11.6.1	no admissions in relation to such third party claim shall be made by or on behalf of the Indemnified Party or any Affiliate of the Indemnified Party and the claim shall not be compromised, disposed of or settled without the written consent of the Indemnifying Party;

11.6.2	the Indemnifying Party shall be entitled at its own expense, by written notice sent to the Indemnified Party within 10 Business Days after receipt by the Indemnifying Party of notice of such claim (and the Indemnified Party shall procure that its relevant Affiliates co-operate as is reasonably necessary to allow the Indemnifying Party) to assume the defence, at the sole cost and expense of the Indemnifying Party, and to take such action as the Indemnifying Party deems reasonably necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Indemnified Party or Affiliate thereof and to control the conduct of any related proceedings, negotiations or appeals, provided that the Indemnifying Party shall not settle or compromise any claim or demand without the consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, it being agreed that it shall be deemed reasonable for the Indemnified Party to withhold its consent for any settlement that includes anything other than a monetary settlement and a complete release of the Indemnified Party; and

11.6.3	where the Indemnifying Party has issued a notice pursuant to Clause 11.6.2, the Indemnified Party shall, and shall procure that its relevant Affiliates shall give, subject to their being paid all reasonable costs and expenses, all such information and assistance including reasonable access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Indemnifying Party may reasonably request for the purpose referred to in Clause 11.6.2, including instructing such professional or legal advisers as the Indemnifying Party may nominate to act on behalf of the Indemnified Party or its Affiliates concerned but in accordance with the Indemnifying Party’s instructions, it being agreed that the Indemnifying Party shall keep the Indemnified Party informed of all relevant matters relating to the claim and shall forward or procure to be forwarded to the Indemnified Party copies of all external correspondence (other than such correspondence as is subject to any legal professional privilege of the Indemnified Party or any of its Affiliates) relating to the claim;

11.6.4	notwithstanding the foregoing, the Indemnified Party shall have the right to employ separate counsel, the reasonable costs of which shall be for the Indemnifying Party’s expense, and solely to control the Indemnified Party’s defence of such asserted liability if in the reasonable written opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnifying Party and the Indemnified Party that would make such separate representation necessary under the applicable canons of ethics, provided that in such event, the Indemnified Party shall not settle or compromise any claim or demand without the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

11.7	Claims under the Environmental Indemnity or Tax Indemnity

Save to the extent otherwise provided in the Environmental Indemnity or the Tax Indemnity, as the case may be, the provisions of this Clause 11 shall not apply to any claim brought under the Environmental Indemnity or the Tax Indemnity.

12.	Restrictions

12.1	Restrictions on Seller

12.1.1	Whereas Seller and Purchaser agree that in order for Purchaser to realise the full value of this Agreement and protect Purchaser’s legitimate interests in the acquired Business Assets and Shares, including, but not limited to, Seller’s Intellectual Property, Fixed Assets, and Goodwill, Seller undertakes with Purchaser to procure that no member of Seller’s Group will:

(i)	during the three-year period commencing on the Closing Date, directly or indirectly engage in or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of any person or company engaged in, the Restricted Activity in any member state of the European Union;

(ii)	during the maximum period, commencing on the Closing Date, permitted under applicable Laws, but in no event longer than 10 (ten) years, directly or indirectly engage in or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of any person or company engaged in, the Restricted Activity in any country that is not a member state of the European Union;

(iii)	during the two-year period commencing on the Closing Date, induce or seek to induce any Restricted Employee to become employed, whether as employee, consultant or otherwise, by any member of Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12, provided that no member of Seller’s Group instructs or encourages such agency to approach any Restricted Employee; or

(iv)	directly or indirectly, oppose, interfere or otherwise contest or challenge or assist or cause a third party to oppose, interfere or otherwise contest or challenge the validity and/or enforceability of Purchaser’s rights in and to, or use of Seller’s Intellectual Property, the Group Intellectual Property or the JV Intellectual Property.

12.1.2	The restrictions in Clause 12.1.1 shall not operate to prohibit any member of Seller’s Group from:

(i)	undertaking a Restricted Activity after such time as all members of Purchaser’s Group have ceased to carry on a Restricted Activity;

(ii)	holding or being interested in up to 5% (five percent) of the outstanding issued share capital of a company listed on any recognised stock exchange;

(iii)	fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement;

(iv)	acquiring the whole or part of any business if the turnover attributed to a Restricted Activity does not represent more than 20% (twenty percent) of the aggregate annual turnover of the acquired portion of such acquired business;

(v)	acquiring an interest in a business which is engaged in a Restricted Activity in respect of which Seller’s Group does not have more than a 20% (twenty percent) shareholding interest;

(vi)	manufacturing any products for any member of Purchaser’s Group; and

(vii)	developing and exploiting Solvo Thermal Process technology outside the oil refining and near oil refining catalyst field.

12.2	Restriction on Purchaser

Purchaser shall procure that no member of Purchaser’s Group will, during the two-year period commencing on the Closing Date, actively induce or directly seek to induce any person employed in Seller’s Group with whom Purchaser has had contact in connection with the Transaction or any person engaged in the Operations but who is not being transferred with the Group (other than, in each case, the Restricted Employees, the Transferred Employees, the Seconded Employees and the Non-Transfer Employees) to become employed by any member of Purchaser’s Group, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12.2, provided that no member of Purchaser’s Group instructs or encourages such agency to approach any such person.

13.	Purchaser Parent guarantee

13.1	Guarantee

Purchaser Parent hereby, as a separate and independent obligation, unconditionally and irrevocably guarantees to Seller, and shall be jointly and severally liable, as co-principal debtor, to Seller (`hoofdelijke aansprakelijkheid´) for the due and punctual performance and observance by Purchaser and each Share Purchaser and Business Purchaser, and their successors and assigns, of all their obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement (the “Guaranteed Obligations”).

13.2	Default; enforcement; non-waiver

13.2.1	If and whenever a default occurs for any reason whatsoever in the performance of any of the Guaranteed Obligations, Purchaser Parent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on Seller and the relevant Share Seller and/or Business Seller, as the case may be, as they would have received if the Guaranteed Obligations had been duly performed and satisfied by Purchaser and the relevant Share Purchaser and/or Business Purchaser, as the case may be.

13.2.2	As a separate and independent obligation Purchaser Parent agrees that any of the Guaranteed Obligations (including, without limitation, any moneys payable) which may not be enforceable against or recoverable from Purchaser or the relevant Share Purchaser and/or Business Purchaser, as the case may be, by reason of any legal limitation, disability or bankruptcy on or of any of the same or any other fact or circumstances (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from Purchaser Parent as though the same had been incurred by Purchaser Parent and Purchaser Parent were the sole or principal obligor in respect thereof and shall be performed or paid by Purchaser Parent on demand. Purchaser Parent shall be entitled to avail itself of all affirmative defences of Purchaser other than the inability to pay amounts due as a result of bankruptcy or insolvency.

13.2.3	The liability of Purchaser Parent under this Clause shall not be released or diminished by any variation of the Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance provided the time periods for bringing such underlying claim pursuant to this Agreement or by Law have not expired.

14.	Confidentiality

14.1	Announcements

Pending Closing, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of Seller’s Group or Purchaser’s Group without the prior written approval of Seller and Purchaser. This shall not affect any announcement or circular required by Law or any regulatory body or the rules of any recognised stock exchange on which the shares of either Party are listed, provided that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

14.2	Confidentiality undertaking

14.2.1	The Confidentiality Agreement shall cease to have any force or effect from Closing.

14.2.2	Subject to Clause 14.1 and Clause 14.2.3, for a period of 5 (five) years commencing on the Closing Date, each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(ii)	the negotiations relating to this Agreement (and any such other agreement), (collectively, (i) and (ii) are “Confidential Information”).

14.2.3	Clause 14.2.2 shall not prohibit disclosure or use of any Confidential Information if and to the extent:

(i)	the disclosure or use is required by Law, any regulatory body or any recognised stock exchange on which the shares of any Party are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)	the disclosure is made to professional advisers of any Party on terms that such professional advisers undertake to comply with the provisions of Clause 14.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the Confidential Information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)	the other Party has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed,

provided that (a) prior to disclosure or use of any information pursuant to Clause 14.2.3(i), 14.2.3(ii), or 14.2.3(iii), the Party concerned (X) shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use and (Y) will furnish only that portion of the Confidential Information that such Party is advised by counsel is legally required and will exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such furnished Confidential Information, and (b) information disclosed under this Agreement shall not be deemed to be within the foregoing exceptions (i)-(vii) merely because such information is embraced by more general information in the public domain or in Party’s possession. In addition, any combination of features shall not be deemed to be within the foregoing exceptions (i)-(ix) merely because individual features are in the public domain or in a Party’s possession, but only if the combination itself and its principle of operation are in the public domain or in a Party’s possession.

14.2.4	On and after the Closing Date, Seller shall treat as strictly confidential and not disclose any information related to the Group or the Operations, including, without limitation, trade secrets, Know-how, customer or supplier lists, pricing information, marketing arrangements or strategies, business plans, internal performance statistics, training manuals or any other information concerning the Group or the Operations that is competitively sensitive, proprietary or confidential, it being agreed that any such information shall be deemed to be included in the “Confidential Information” of Purchaser as referred to in Clause 14.2.2, provided that only the exclusions set out in Clauses 14.2.3(i), (iii), (iv), (v), and (vi) shall be applicable to such information.

15.	Miscellaneous

15.1	Further assurances

15.1.1	Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Party may reasonably require to transfer the Group, in accordance with the provisions of this Agreement, to the Share Purchasers, Business Purchasers and Purchaser, as applicable, and to give any Party the full benefit of this Agreement.

15.1.2	If, at any time after the Closing, Purchaser shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are reasonably necessary to vest, perfect or confirm of record or otherwise in the relevant member of Purchaser’s Group, the right, title or interest in, to or under any of the Business Assets, Acquired Intellectual Property or the Shares, Seller shall, and shall cause each other Business Seller and Share Seller to, execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be reasonably necessary to vest, perfect or confirm or defend any and all right, title and interest in, to and under the Business Assets, Seller’s Intellectual Property or the Shares in the Share Purchasers, Business Purchasers and Purchaser, as applicable.

15.2	Whole agreement

15.2.1	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at Signing to the exclusion of any terms implied by Law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

15.2.2	Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

15.3	Successors and Assigns

15.3.1	This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and permitted assigns

15.3.2	Except as otherwise expressly provided in this Agreement, neither Party may, at any time prior to Closing, or without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), assign, grant any security interest over or otherwise transfer the benefit of the whole or any part of this Agreement, provided that Purchaser, without the prior written consent of Seller, may, upon written notice to Seller, assign any and all of its rights and remedies and delegate its obligations under this Agreement to any wholly owned, direct or indirect, subsidiary of Purchaser or to a bona fide purchaser of substantially all of the Business Assets and Shares.

15.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

15.5	Third party rights

Save as expressly otherwise stated, this Agreement does not contain a stipulation in favour of a third party (`derdenbeding´).

15.6	Rescission

Without prejudice to Clause 6.4.1, the Parties waive their respective rights to rescind (`ontbinden´) this Agreement on the basis of section 6:265 of the Netherlands Civil Code. The mistaken party shall bear the risk of any mistake (`dwaling´) in making this Agreement.

15.7	Method of payment

15.7.1	Wherever in this Agreement provision is made for a payment to be made or procured by Seller to Purchaser, Seller shall arrange that such payment shall be made by Seller for itself and on behalf of the relevant member of Seller’s Group to Purchaser for itself and on behalf of the relevant member of Purchaser’s Group.

15.7.2	Wherever in this Agreement provision is made for a payment to be made or procured by Purchaser to Seller, Purchaser shall arrange that such payment shall be made by Purchaser for itself and on behalf of the relevant member of Purchaser’s Group to Seller for itself and on behalf of the relevant member of Seller’s Group.

15.7.3	Any such payments shall be effected by crediting for same day value the account specified by Seller or Purchaser, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

15.7.4	Payment of a sum in accordance with this Clause shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

15.8	Costs

Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account. Except in relation to VAT, to which Clause 3.4 and Schedule 12 shall apply, all stamp, transfer, registration, sales and other similar Taxes, duties, fees and charges and all notarial fees payable in connection with the sale, transfer or purchase of the Shares, the Businesses, any Business Asset and the Intra-Group Claims under this Agreement shall be shared equally by Purchaser and Seller.

15.9	Interest

If any Party defaults in the payment when due of any sum payable under this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Interest Rate. Such interest shall accrue from day to day.

15.10	Notices

15.10.1	Any notice in connection with this Agreement (a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

15.10.2	A Notice to Seller shall be sent to Seller at the following address, or such other person or address as Seller may notify to Purchaser from time to time:

Seller:

Akzo Nobel N.V.

Velperweg 76

6824 BM

Arnhem

The Netherlands

Fax: +31 26 366 3240

Attention: General Counsel

15.10.3	A Notice to Purchaser and/or Purchaser Parent shall be sent to Purchaser and/or Purchaser Parent, as the case may be, at the following address, or such other person or address as Purchaser Parent may notify to Seller from time to time:

Purchaser and Purchaser Parent:

Albemarle Catalysts International, L.L.C.

Albemarle Corporation

330 South Fourth Street

Richmond, Virginia 23218

United State of America

Fax: (804) 788-6094

Attention: General Counsel

with a copy to:

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia

United States of America

Fax: (804) 788-8218

Attention: John Owen Gwathmey, Esq.

15.10.4	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier;

(ii)	at the time of transmission in legible form, if delivered by fax.

15.11	Invalidity

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law:

15.11.1	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

15.11.2	Seller and Purchaser shall use reasonable endeavours to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

15.12	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

15.13	Enforceability of Provisions

Purchaser, Purchaser Parent and Seller agree that all of the provisions, clauses, warranties, representations and indemnities contained in this Agreement (including the Schedules attached hereto), including, without limitation, the Environmental Indemnity and the Tax Indemnity, are essential to this Agreement and the transactions contemplated hereby and, but for the Parties agreeing to those provisions, clauses, warranties, representations and indemnities, the Parties would not have entered into this Agreement and bought or sold the Group. The Parties further agree that the scope and limitations on such provisions, clauses, warranties, representations and indemnities as contained in this Agreement are fair and reasonable and have been negotiated in good faith by the Parties who have been represented by legal counsel. Therefore, Purchaser, Purchaser Parent and Seller covenant and agree that they will not, and they will cause their Affiliates not to, challenge in any court, arbitration tribunal, or other legal or equitable forum the enforceability, scope or limitations of such provisions, clauses, warranties, representations and indemnities, including, without limitation, the Environmental Indemnity and Tax Indemnity and Purchaser, Purchaser Parent, and Seller further covenant and agree that they will not assert in any such court, arbitration tribunal or other legal or equitable forum any right under any statute of limitations, rights governing prescription of claims, or otherwise in an effort to invalidate, render unenforceable, or preclude prosecution of an action to enforce such provisions, clauses, warranties, representations and rights to indemnity, provided that none of the foregoing shall prejudice any of the express rights of the Parties set out in any other provision of this Agreement. The Parties agree that this Clause 15.13 represents a mutually agreed allocation of risk.

15.14	Dispute resolution

15.14.1	Seller and Purchaser shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation, with the exception of disputes with regard to the determination of the (draft) Working Capital Statements and (draft) Indebtedness Statements pursuant to Clause 7.1.3 which are to be resolved by the Reporting Accountants. If the matter can not be resolved in the normal course of business, and in any event, within 15 Business Days after initial discussions between Parties regarding such dispute, any interested Party shall give the other relevant Party or Parties written notice of any such dispute not resolved, after which the dispute will be referred to senior executives of all relevant Parties, who shall similarly attempt to resolve the dispute.

15.14.2	If the dispute referred to in Clause 15.14.1 has not been resolved by negotiation within the 45 (forty-five) Business Days of the disputing Party’s written notice, or if the relevant Parties fail to meet within the 20 (twenty) Business Days as from the effective date of delivery of such notice, such Parties shall endeavour to settle the dispute by mediation in the Netherlands in accordance with the rules of ACB (`ADR Centrum voor het Bedrijfsleven´). Any such mediation shall commence not later than 15 Business Days after the expiration of the aforementioned 45-Business Day or 20-Business Day period, as applicable. The language of the mediation shall be English.

15.14.3	If the dispute referred to in Clause 15.14.1 has not been resolved by mediation as provided in Clause 15.14.2 within the 90 (ninety) Business Days after the initiation of such procedure, the dispute shall be finally settled under the arbitration rules of the London Court of International Arbitration by three arbitrators appointed in accordance with said rules. The place of arbitration shall be London, England, and the language of the arbitration shall be English.

15.14.4	Notwithstanding any language to the contrary in any of the Local Transfer Documents or documents delivered pursuant thereto, Seller and Purchaser hereby agree that they shall procure that any and all disputes arising out of or in connection with, the Local Transfer Documents and such documents shall be settled exclusively in accordance with negotiation, mediation or arbitration pursuant to Clauses 15.14.1, 15.14.2 or 15.14.3 respectively.

15.14.5	Any dispute as to whether a matter qualifies as (i) a dispute with regard to the determination of the (draft) Working Capital Statements and (draft) Indebtedness Statements which is to be resolved by the Reporting Accountants or (ii) a dispute which is to be resolved pursuant to Clauses 15.14.1, 15.14.2 or 15.14.3, shall be exclusively settled in accordance with negotiation, mediation or arbitration pursuant to Clauses 15.14.1, 15.14.2 or 15.14.3, respectively.

15.15	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with Netherlands law.

THUS AGREED AND SIGNED on this the 16th day of July, 2004

Akzo Nobel N.V.

/s/ Floris A. J. van Hall	/s/ Ben J. Schoordijk
Name: Floris A. J. van Hall	Name: Ben J. Schoordijk
Title: Corporate Strategy	Title: Senior Corporate Counsel

Albemarle Catalysts International, L.L.C.	Albemarle Corporation

By: /s/ Luther C. Kissam, IV	By: /s/ Luther C. Kissam, IV
Name: Luther C. Kissam, IV	Name: Luther C. Kissam, IV
Title: Vice President and Treasurer	Title: Vice President, General Counsel and Secretary

Schedule 1: Definitions

(Clause 1.1)

“Accounts” means the pro forma carved-out combined audited balance sheet and income statement in respect of the Group for the 12 (twelve) month period ended on the Accounts Date, as set out in Schedule 17;

“Accounts Date” means 31 December 2003;

“Accounting Policy Manual” means the Akzo Nobel Financial Economic Manual as at the Accounts Date;

“Accounting Principles” has the meaning as defined in Schedule 13 (Part 4);

“Acquired Intellectual Property” means the Group Intellectual Property and the Seller’s Intellectual Property;

“Affiliate” means, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between Seller and Purchaser and signed for identification by Seller’s Lawyers and Purchaser’s Lawyers with such alterations as may be agreed in writing between Seller and Purchaser from time to time;

“Agreement” means this international share and business sale agreement and the schedules thereto, including without limitation, the Local Transfer Documents as executed, the Tax Indemnity and the Environmental Indemnity, but excluding the Ancillary Agreements;

“Amsterdam Site” has the meaning set out in Schedule 14 (Part 2);

“Ancillary Agreements” means the documents listed in Schedule 10 (Part 1) attached hereto in substantially Agreed Terms, subject to such amendments as the Parties may mutually agree in good faith to prior to Closing;

“Assumed Liabilities” has the meaning set out in Clause 2.1.4, and “Assumed Liability” means any one of them or the relevant one of them, as the context requires;

“Balance Sheet” has the meaning set out in Schedule 15 (Part 1) Paragraph 3.2;

“Base Working Capital” means, in relation to each Company and the relevant Business, the amount specified in Schedule 11 (Part 2) in respect thereof;

“Bid Value” means, in relation to each Company, Joint Venture, Business and certain specific Business

Assets, the amount specified in Schedule 11 (Part 1) Paragraph 1 in respect thereof and, in relation to the Group as a whole, EUR 615,700,000 (six hundred and fifteen million seven hundred thousand euro);

“Business Assets” means all the rights and assets sold under Clause 2.1.1(ii) through 2.1.1(viii), and “Business Asset” means any one of them or the relevant one of them as the context requires;

“Business Day” means a day which is not a Saturday, a Sunday or a national public holiday in the Netherlands or a day on which banking institutions in New York, New York, United States of America, or London, England, are authorised or required to close;

“Businesses” means the unincorporated businesses carried on by the Business Sellers in relation to the Operations, descriptions of which businesses are contained in Schedule 2 (Part 3), and “Business” means any one of them or the relevant one of them, as the context requires;

“Business Inventory” means in relation to the relevant Business, all assets included in the portion of the Working Capital Inventory attributable to the relevant Business as at the Effective Time;

“Business Liabilities” means all Liabilities incurred by the Business Sellers in connection with the Business Assets;

“Business Purchaser” means, in relation to each Business and each of the specific Business Assets referred to in Schedule 2 (Part 3) column (2):

(i)	the relevant person or company identified in Schedule 2 (Part 3) column (3); or

(ii)	the relevant person or company nominated by Purchaser in accordance with Clause 2.3.1,

and “Business Purchasers” means all such persons and companies;

“Business Receivables” means in relation to the relevant Business, all claims of the relevant Business Seller relating to (i) the portion of the Working Capital Receivables attributable to the relevant Business as at the Effective Time and (ii) the Business Working Capital Intra-Group Trade Receivables as at the Effective Time, excluding, for the avoidance of doubt, Business Intra-Group Non-Trade Receivables;

“Business Seller” means, in relation to each Business and each of the specific Business Assets referred to in Schedule 2 (Part 3) column (2), the relevant person or company identified in Schedule 2 (Part 3) column (1), and “Business Sellers” means all such persons and companies;

“Business Working Capital Intra-Group Trade Balance” means in relation to the relevant Business, the balance resulting from intra-group trading between the relevant Business Seller on the one hand, and other members of Seller’s Group (excluding the Companies) on the other hand, as included in line items under the heading Working Capital Intra-Group Trade Balance in Schedule 13 (Part 3);

“Business Working Capital Intra-Group Trade Payables Claims” means in relation to the relevant Business, the rights of the relevant members of Seller’s Group (excluding the Companies) to claim from the relevant Business Seller payment of any amount owed in respect of the Business Working Capital Intra-Group Trade Balance as at the Effective Time;

“Business Working Capital Intra-Group Trade Receivables” means in relation to the relevant Business, the rights of the relevant Business Seller to claim from the relevant members of Seller’s Group (excluding the Companies) payment of any amount owed in respect of the Business Working Capital Intra-Group Trade Balance as at the Effective Time;

“Cash” means any cash in hand, cash in transit, cash at bank and any current investments (including, for the avoidance of doubt, any amount in respect of negotiable instruments endorsed in the ordinary course);

“Cash Balances” means, in relation to each Company, any Cash held at the Effective Time by or on behalf of the Company (as derived from the Indebtedness Statement), excluding any cash pool and in-house bank balances;

“Centrally Developed Know-how and Show-how” means Know-how and Show-how developed by Seller’s Group (excluding the Companies), which has been developed for, or is related to the Companies, at Closing;

“Claims” means all rights and claims of any of the Business Sellers arising at any time whether before or after Closing primarily in relation to any Business Asset or any Assumed Liability, excluding (i) any rights or claims under the Insurance Policies and (ii) the Patent Infringement Claim, and “Claim” means any one of them or the relevant one of them, as the context requires;

“Closing” means the performance of the actions set out in Clause 6.2.2;

“Closing Date” means the day on which Closing takes place;

“Companies” means the companies, details of which are set out in Schedule 3 (Part 1) and “Company” means any one of them or the relevant one of them, as the context requires;

“Company Assets” means all of the assets of the Companies at Signing and, subject to changes as are permitted pursuant to Clause 5.1 or Clause 5.2, at Closing;

“Company Contracts” means all contracts, undertakings, arrangements and agreements entered into on or prior to Closing, by or on behalf of any of the Companies, to the extent that at Closing the same remain to be completed or performed or remain in force and “Company Contract” means any one of them or the relevant one of them, as the context requires;

“Company Intra-Group Indebtedness” means, in relation to each Company, all amounts owed, as at the Effective Time, by said Company to a member of Seller’s Group (excluding the Companies) in respect of loans and other indebtedness, including without limitation, cash pool and in-house bank debit balances, dividends, outstanding cheques drawn upon Seller’s cash pools, and amounts due in respect of Taxation or insurance related charges paid by another member of Seller’s Group on its behalf (together in each case with accrued interest thereon), but excluding Company Working Capital Intra-Group Trade Balance and any item to be included in calculating the Cash Balances of said Company or the Third Party Indebtedness of said Company;

“Company Intra-Group Indebtedness Claims” means, in relation to each Company, the rights of the relevant members of Seller’s Group (excluding the Companies) to claim from said Company payment of the relevant Company Intra-Group Indebtedness;

“Company Intra-Group Non-Trade Receivables” means, in relation to each Company, all amounts owed, as at the Effective Time, by a member of Seller’s Group (excluding the Companies) to said Company in respect of loans and other indebtedness, including without limitation, cash pool and in-house bank credit balances, but excluding Company Working Capital Intra-Group Trade Balance and any item to be included in calculating the Cash Balances of said Company or the Third Party Indebtedness of said Company;

“Company Working Capital Intra-Group Trade Balance” means in relation to each Company, the balance resulting from intra-group trading between said Company on the one hand, and other members of Seller’s Group (excluding the Companies and the Business Sellers) on the other hand, as included in line items under the heading Working Capital Intra-Group Trade Balance in Schedule 13 (Part 3);

“Company Working Capital Intra-Group Trade Payables Claims” means in relation to each Company, the rights of the relevant members of Seller’s Group (excluding the Companies) to claim from said Company payment of any amount owed in respect of the Company Working Capital Intra-Group Trade Balance as at the Effective Time;

“Company Working Capital Intra-Group Trade Receivables” means in relation to each Company, the rights of said Company to claim from the relevant members of Seller’s Group (excluding the Companies) payment of any amount owed in respect of the Company Working Capital Intra-Group Trade Balance as at the Effective Time;

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative guidance and judicial doctrines and other Laws inside and outside the Netherlands that are designed or intended to regulate mergers or other business combinations (requiring pre-closing or post-closing authorisations, consents or judgments) or that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolisation or restraint of trade

“Confidentiality Agreement” means the confidentiality agreement dated 26 November 2003 between Seller and Purchaser Parent, pursuant to which Seller made available to Purchaser Parent certain confidential information relating to the Group;

“Confidential Information” has the meaning set out in Clause 14.2.2;

“Constitutional Documents” means, with respect to any company, such company’s deed or memorandum of incorporation, charter, articles of association, bylaws and/or other organisational documents, as applicable;

“Contracts” means:

(i)	all contracts, undertakings, arrangements and agreements entered into on or prior to Closing, by or on behalf of any of the Business Sellers in relation to the Businesses, to the extent that at Closing the same remain to be completed or performed or remain in force, excluding:

(a)	employment and other agreements with Employees; and

(b)	contracts of insurance and the Insurance Policies relating to the Businesses; and

(c)	agreements and arrangements (other than the Intra-Group Retained Agreements) between any of the Business Sellers on the one hand and any member of Seller’s Group (excluding the Companies) on the other hand;

(ii)	all contracts entered into prior to Closing by any member of Seller’s Group (excluding the Companies and, in relation to the Businesses, the Business Sellers) in relation to the Operations, to the extent that at Closing such contracts have not been assigned to a Company and remain to be completed or performed or remain in force, and “Contract” means any of them or the relevant one of them, as the context requires;

“Data Room” means the data room containing documents and information relating to the Group made available to Purchaser, Purchaser Parent and their advisors at the offices of Seller’s Lawyers in Rotterdam and Amsterdam;

“Data Room Documents” means the unredacted, written documents physically made available to Purchaser, Purchaser Parent and their advisors in the Data Room, which documents are listed in an appendix to the Disclosure Letter and which have been scanned onto two sets of computer discs, one for Seller and one for Purchaser, to be exchanged at Closing;

“Deferred Conditions” has the meaning set out in Clause 6.5;

“Deferred Jurisdiction” has the meaning set out in Clause 6.5;

“Deferred Purchase Price” has the meaning set out in Clause 6.5;

“Determination Date” means, in relation to each Indebtedness Statement and each Working Capital Statement, the day falling 10 (ten) Business Days after the date on which such Indebtedness Statement or Working Capital Statement has been finally determined in accordance with Clause 7.1.3;

“Disclosed Information” means the information in relation to the Group and the Operations, disclosed in the Agreement, the Schedules and the annexes to the Schedules (excluding the Disclosure Letter and annexes thereto), or otherwise fairly disclosed (meaning, in the case of any document, that the relevant fact or circumstance can be ascertained from the face of the document itself) (i) in the Data Room Documents, (ii) during the management presentations and interviews on the dates set out in the Disclosure Letter, (iii) during the meetings and conference calls between pension, environmental, intellectual property, accounting and tax experts from the Seller’s Group on the one hand and the Purchaser’s Group on the other hand, on the dates set out in the Disclosure Letter, (iv) during any of the site visits to the locations and on the dates set out in the Disclosure Letter, but then only to the extent expressly discussed, and (v) in written correspondence (to the extent that copies thereof are included in the Data Room) between Seller or its advisors, on the one hand, and Purchaser, Purchaser Parent or their advisors, on the other hand, together with the contents of all enclosures attached to such correspondence, and (vi) in the Disclosure Letter, and which shall not mean any other documents, statements or information, whether provided orally, visually, electronically or in written form, by way of reference or otherwise;

“Disclosed Litigation” has the meaning set out in Clause 8.7.3(ii);

“Disclosure Letter” means the letter dated on the same date as this Agreement from Seller to Purchaser, attached as Schedule 15 (Part 2);

“DOJ” has the meaning set out in Clause 4.2.1;

“Due Diligence Investigation” means the investigation by and on behalf of Purchaser into the financial, commercial, operational, legal and tax aspects of the Group and the Operations;

“Dutch GAAP” has the meaning as defined in Schedule 13 (Part 4);

“Effective Time” means close of business on the Closing Date in the relevant jurisdiction;

“Employees” means all those persons who are immediately prior to Closing employed by a Company, together with the Transfer Employees and the Non-Transfer Employees;

“Employment Costs” means:

(i)	the amounts payable or paid to or in respect of the employment of the relevant Employee (including, but not limited to, salary, wages, Tax and social security contributions, employer’s pension contributions, bonus, insurance premiums, payments or allowances or any other consideration for employment); and

(ii)	the costs of providing any non-cash benefits, which the employer is required to provide, by Law or contract or customarily provides in connection with such employment (including, but not limited to, other employee benefit provisions);

“Employment Liabilities” means any and all Losses arising out of or connected with employment or the employment relationship, or the initiation or the termination of employment, or of the employment relationship (including, but not limited to, all Losses in connection with any claim, award, judgment or agreement for redundancy pay, or damages or compensation for unfair or wrongful dismissal or breach of contract or discrimination);

“Encumbrance” means any claim, charge, pledge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement to create any of the foregoing;

“Environmental Claim”, “Environmental Claims Protocol”, “Environmental Condition”, “Environmental Costs”, “Environmental Laws” and “Environmental Phase II Assessment” each have the meaning set out in the Environmental Indemnity;

“Environmental Indemnity” means the indemnity attached as Schedule 14 (Part 2);

“Estimated Indebtedness Statement” means, in relation to each Company and Business, the statement to be prepared in accordance with Clause 5.4;

“Estimated Intra-Group Claims Transfer Amount” has the meaning set out in Clause 3.2.2;

“Estimated Purchase Price” has the meaning set out in Clause 3.2.1;

“Estimated Working Capital Statement” means, in relation to each Company and the relevant Business, the statement to be prepared in accordance with Clause 5.4;

“Event” means any transaction, act, event or omission of whatsoever nature and includes, without limitation, any change in the residence of any person for the purposes of any Taxation and references to an Event effected prior to the Effective Time, including references to a transaction completed after the Effective Time in pursuance of a legally binding obligation or an arrangement, in either case whether or not conditional, incurred or entered into prior to the Effective Time;

“Fixed Assets” means the plant, machinery, vehicles, equipment, tools, tooling, furniture, office equipment, computer hardware, supplies, materials and other items of tangible personal property, excluding Business Inventory, owned by any of the Business Sellers and used in relation to any Business at Closing (wherever located and whether or not carried on the books of any of the Business Sellers);

“FTC” has the meaning set out in Clause 4.2.1;

“Goodwill” means the goodwill of the members of Seller’s Group in connection with the Group and the Operations and the right for Purchaser’s Group to use the Acquired Intellectual Property and to represent itself as carrying on the business of the Group in succession to Seller and any member of Seller’s Group;

“Governmental Authority” means and includes, to the extent they have jurisdiction, any supranational governmental commission, council, directorate, court, trade agency, regulatory body or other authority or any national government, any legislature, any political subdivision of a national government or of any state, county or local jurisdiction therein or any agency or instrumentality of any such government or political subdivision;

“Group” means the Companies, the Joint Ventures (excluding the interests held in the Joint Ventures by persons other than members of Seller’s Group), and the Businesses, taken as a whole;

“Group Contracts” means all the Contracts, Company Contracts and JV Contracts;

“Group Intellectual Property” means Group Registered Intellectual Property, Group Unregistered Intellectual Property and Group Software;

“Group Registered Intellectual Property” means all Registered Intellectual Property owned, used, or developed by or for, or exclusively related to, a Company as of Signing or at Closing;

“Group Software” means all Software owned by or licensed to a Company that is used in products manufactured by a Company or to provide a Company’s services, that has been developed or is in development by or for a Company or is proposed to be used in a Company’s products and/or services after the Closing;

“Group Unregistered Intellectual Property” means all Unregistered Intellectual Property owned, used, or developed by or for, or exclusively related to, a Company as of Signing or at Closing, excluding Centrally Developed Know-how and Show-how;

“Guaranteed Obligations” has the meaning set out in Clause 13.1;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules of the FTC thereunder;

“Indebtedness Statement” means, in relation to each Company and the relevant Business, the statement to be prepared in accordance with Clause 7.1;

“Indemnified Party” has the meaning set out in Clause 11.6;

“Indemnifying Party” has the meaning set out in Clause 11.6;

“Insurance Policies” means all insurance policies in effect at Signing in which a Company or Business Seller (in relation to a Business) is an insured party;

“Intellectual Property” means Registered Intellectual Property and Unregistered Intellectual Property;

“Interest Rate” means 4% (four percent) per annum compounded on a daily basis;

“Intra-Group Claims” means Company Intra-Group Indebtedness Claims and Working Capital Intra-Group Trade Payables Claims;

“Intra-Group Claims Deed of Assignment” means, in relation to each Company and the relevant Business, the Local Transfer Document to be entered into for the assignment of the Intra-Group Claims;

“Intra-Group Claims Transfer Amount” has the meaning set out in Clause 3.1.2;

“Intra-Group Retained Agreements” means the agreements listed in Schedule 5;

“Joint Ventures” means the companies listed in Schedule 3 (Part 2), and “Joint Venture” means any one of them or the relevant one of them, as the context requires;

“JV Affiliate Entities” means (i) Eurecat U.S. Inc., a New Jersey corporation, (ii) Petroval SA, a company formed under the Laws of France, (iii) Petroval LP, a limited partnership formed under the Laws of France, (iv) Petroval Inc., a Delaware corporation, (v) Rigel Srl, a company formed under the Laws of Italy, (vi) Eco-Rigen Srl, a company formed under the Laws of Italy, and (vii) Al-Bilad Catalyst Co. Ltd., a company formed under the Laws of Saudi Arabia;

“JV Affiliate Entity Guarantees” means the two guarantees issued by Seller in favour of Bank One, N.A. relating to certain overdraft and letter of credit facilities of the JV Affiliate Entity Eurecat US Inc., being for (i) a medium term loan of US$ 1,100,000 granted to Eurecat US Inc., dated 27 July 2001 and (ii) a medium term loan of US$ 1,126,700 granted to Eurecat US Inc., dated 13 January 2004;

“JV Brazil” means the Joint Venture referred to in Schedule 3 (Part 2) Paragraph 1;

“JV Contracts” means all contracts, undertakings, arrangements and agreements entered into on or prior to Closing, by or on behalf of any of the Joint Ventures, to the extent that at Closing the same remain to be completed or performed or remain in force, and “JV Contract” means any one of them or the relevant one of them, as the context requires;

“JV Japan” means the Joint Venture referred to in Schedule 3 (Part 2) Paragraph 2;

“JV Eurecat” means the Joint Venture referred to in Schedule 3 (Part 2) Paragraph 3;

“JV Intellectual Property” means JV’s Registered Intellectual Property, JV’s Unregistered Intellectual Property, and JV’s Software;

“JV’s Registered Intellectual Property” means all Registered Intellectual Property owned, used, or developed by or for, or exclusively related to, a Joint Venture as of Signing or at Closing;

“JV’s Software” means all Software owned by or licensed to a JV that is used in products manufactured by a Joint Venture or used by a Joint Venture to provide services, that has been developed or is in development by or for a Joint Venture or is proposed to be used in a Joint Venture’s products and/or services after the Closing;

“JV’s Unregistered Intellectual Property” means all Unregistered Intellectual Property owned, used, or developed by or for, or exclusively related to, a Joint Venture as of Signing or at Closing, excluding Centrally Developed Know-how and Show-how;

“Know-how” means both past and present confidential and proprietary industrial and commercial information and techniques in any form including (without limitation) drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers; including the identity of present employees who have particularised or specialised knowledge about the process such that the knowledge would constitute Know-how;

“Laws” means any federal, state, foreign, international, supranational or local law, statute, ordinance, rule, regulation, order, judgment or decree promulgated by any Governmental Authority;

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and “Liability” means any one of them or the relevant one of them, as the context requires;

“Local Transfer Documents” and “Local Transfer Document” has the meaning set out in Clause 2.5;

“Losses” means all damage, losses, liabilities, costs (including without limitation legal costs and experts’ and consultants’ fees), charges, and expenses, excluding any loss of production, loss of profit, loss of revenue, loss of contract, loss of goodwill or any indirect or consequential losses;

“Management Accounts” means the Monthly Report BU Catalysts 2003;

“Material Adverse Change” has the meaning set out in Clause 4.1.7;

“Material Contracts” has the meaning set out in Schedule 15 (Part 1) Paragraph 7.1.1;

“Non-Transfer Employees” means all those persons who are immediately prior to Closing employed primarily in the Operations by any member of Seller’s Group (other than the Companies) but will not transfer with the Group by operation of relevant national Laws. Schedule 6 (Part 2) contains details of the formal employer of, name of and country (location) in which each person who, as at Signing, is a Non- Transfer Employee;

“Notary” means civil law notary M van Olffen, or any other civil law notary of De Brauw Blackstone Westbroek N.V., whose office is at Tripolis 100/300, Burgerweeshuispad 301, 1076 HR Amsterdam, the Netherlands;

“Notice” has the meaning set out in Clause 15.10.1;

“Operations” means the business operations carried on by the Group, including, without limitation, the research, development, testing, production, reprocessing, regenerating or marketing of (i) petroleum refining catalysts (including, without limitation, hydroprocessing catalysts, fluidised catalytic cracking catalysts and fluidised catalytic cracking additives), (ii) isomerisation catalysts, (iii) chemical process catalysts (including, and specifically limited to, alkylation catalysts, GTL catalysts, oxychlorination catalysts, catalysts for methylamine production, solid phosphoric acid catalysts and acrylonitrile catalysts), (iv) zeolites and (v) any parts, apparatus or ingredients for (i), (ii), (iii) or (iv) including catalyst supports;

“Parties” means Seller and Purchaser, and “Party” means any one of them or the relevant one of them, as the context requires;

“Pasadena Site” has the meaning set out in Schedule 14 (Part 2);

“Patent Infringement Claim” the existing patent infringement claim of the relevant member of Seller’s Group against W.R.Grace & Co in respect of patent position ACH 2054;

“Payor Party” has the meaning set out in Clause 10.11.2;

“Payee Party” has the meaning set out in Clause 10.11.2;

“Performance Guarantee” means a guarantee or warranty as to a minimum specified level of performance of a Relevant Product, which guarantee or warranty is extended, delivered or provided to a customer by a member of Seller’s Group upon the sale of the Relevant Product to such customer;

“Permitted Encumbrances” means (i) security interests arising in the ordinary course of business or by operation of law and not attributable to the borrowing of money, (ii) security interests arising under sales contracts with title retention provisions and equipment leases with third parties involving expenditures of less than EUR 250,000 per year and entered into in the ordinary course of business and (iii) security interests for Taxes and other governmental charges which are not due and payable or which may be paid without penalty;

“Properties” has the meaning set out in Schedule 15 (Part 1) Paragraph 5.1.1, and “Property” means any one of them or the relevant one of them, as the context requires;

“Purchase Price” has the meaning set out in Clause 3.1.1;

“Purchaser” has the meaning set out in the preamble to this Agreement;

“Purchaser Guarantees” has the meaning set out in Clause 8.1.2;

“Purchaser Parent” has the meaning set out in the preamble to this Agreement;

“Purchaser’s Group” means Purchaser Parent and its subsidiaries from time to time, including, if applicable and after Closing, the Companies and the Joint Ventures;

“Purchaser’s Lawyers” means Hunton & Williams LLP, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia, United States of America 23219-4074 (ref: John Owen Gwathmey, Esq.);

“Purchaser’s Warranties” means the warranties given by Purchaser to Seller pursuant to Clause 9.5 and Schedule 16, and “Purchaser’s Warranty” means any one of them or the relevant one of them, as the context requires;

“PVS Site” has the meaning set out in Schedule 14 (Part 2);

“Relevant Product” means a product manufactured and/or sold by a member of Seller’s Group prior to Closing in relation to the Operations and in respect of which payment is received by a member of Seller’s Group on or prior to the Closing Date;

“Registered Intellectual Property” means all of the following items of Intellectual Property (i) Netherlands and foreign patents, including reissued patents, re-examined patents, patents of addition and patent applications (including utility applications, design applications, provisional applications, conversions to utility applications, reissue and re-examination applications, continuations, divisions, continuations-in-part, continuing prosecution applications (CPAs), requests for continuing examination (RCEs), extensions, substitutes, and renewals), and any Netherlands and foreign patents which may be filed or granted therefor and all rights to claim priority in whole or in part on the basis of any of the aforementioned patents or applications; (ii) registered trademarks, trade names or service marks, applications to register trademarks, trade names or service marks, registered trade dress, applications to register trade dress, intent to use applications or other applications or registrations related to trade identity and trademarks, and all goodwill related thereto in the Netherlands and foreign countries; (iii) registered copyrights and applications for copyright registration in the Netherlands and foreign countries; (iv) mask work registrations and applications to register mask works in the Netherlands and foreign countries; (v) domain name registrations and applications to register domain names in the Netherlands and foreign countries; and (vi) any other Intellectual Property that is the subject of an application, certificate, issuance or registration filed with, issued by, or recorded by, any state, government, or other legal authority in the Netherlands and foreign countries;

“Relevant Tax Benefit” means any Taxation Benefit arising after the Effective Time and not in respect of any transaction entered into, effected or occurring prior to the Effective Time;

“Reporting Accountants” means Deloitte or such other reputable international firm of accountants as may be mutually agreed upon by Seller and Purchaser;

“Restricted Activity” means the following business operations carried on by the Group as at Closing: the research, development, testing, production, reprocessing, regenerating or marketing of (i) petroleum refining catalysts (including, without limitation, hydroprocessing catalysts, fluidised catalytic cracking catalysts and fluidised catalytic cracking additives), (ii) isomerisation catalysts, (iii) chemical process catalysts (including, and specifically limited to, alkylation catalysts, GTL catalysts, oxychlorination catalysts, catalysts for methylamine production, solid phosphoric acid catalysts and acrylonitrile catalysts) and (iv) zeolites for any of the foregoing applications;

“Restricted Employee” means any Employee who is employed by Purchaser’s Group subsequent to

Closing and who:

(i)	has access to trade secrets or other confidential information of the Group;

(ii)	has participated in discussions relating to the transaction pursuant to this Agreement; or

(iii)	is a Senior Employee;

“Retirement Benefits Plan” has the meaning set out in Schedule 7;

“Seller” has the meaning set out in the preamble to this Agreement;

“Seller Guarantees” has the meaning set out in Clause 8.1.1;

“Seller’s Group” means Seller and its subsidiaries from time to time, excluding, (i) if applicable and after Closing, the Companies, and (ii) the Joint Ventures;

“Seller’s Intellectual Property” means Seller’s Registered Intellectual Property, Seller’s Unregistered Intellectual Property and Seller’ s Software;

“Seller’s Lawyers” means De Brauw Blackstone Westbroek N.V. of Tripolis 300, Burgerweeshuispad 301, 1076 HR Amsterdam, the Netherlands (reference A. Schutte);

“Seller’s Registered Intellectual Property” means all Registered Intellectual Property owned by a member of Seller’s Group (other than a Company) immediately prior to Closing and used in, developed by or for, or exclusively related to, the Operations;

“Seller’s Software” means all Software owned by or licensed to Seller that is used in products manufactured by a Business or used by a Business to provide services, that has been developed or is in development by or for a Business or is proposed to be used in a Business’ products and/or services after the Closing;

“Seller’s Unregistered Intellectual Property” means all Unregistered Intellectual Property owned by a member of Seller’s Group (other than a Company) immediately prior to Closing and used in, developed by or for, or exclusively related to, the Operations, excluding Centrally Developed Know-how and Show-how;

“Seller’s Warranties” means the warranties given by Seller to Purchaser pursuant to Clause 9.1 and Schedule 15 (Part 1), and “Seller’s Warranty” means any one of them or the relevant one of them, as the context requires;

“Senior Employee” each of the members of the Group’s management whose names are set out in Schedule 15 (Part 4);

“Share Purchaser” means, in relation to each Company referred to in Schedule 2 (Part 1) column (2) and each Joint Venture referred to in Schedule 2 (Part 2) column (2):

(i)	the person or company whose name is set out in column (4) opposite that Company or Joint Venture, as the case may be; or

(ii)	any person or company nominated in accordance with Clause 2.3.1 to purchase the Shares in that Company or Joint Venture, as the case may be, and “Share Purchasers” means all such persons and companies;

“Shares” means:

(i)	in relation to the Companies, the shares specified in Schedule 2 (Part 1) column (3); together with

(ii)	in relation to the Joint Ventures, the shares specified in Schedule 2 (Part 2) column (3);

“Share Seller” means:

(i)	in relation to each of the Companies referred to in Schedule 2 (Part 1) column (2), the person or company whose name is set out opposite that Company in column (1); and

(ii)	in relation to each of the Joint Ventures referred to in Schedule 2 (Part 2) column (2), the person or company whose name is set out opposite that Joint Venture in column (1), and “Share Sellers” means all such persons and companies;

“Show-how” means Know-how which has not been rendered or reduced to written, tangible, or fixed form and which may be conveyed by demonstration, exhibit or explanation;

“Signing” means the signing by Seller of this Agreement;

“Signing Date” means the day on which the last Party signing this Agreement has signed this Agreement;

“Software” means all computer software, including all enhancements, versions, releases and updates of such computer software, and shall include all object code, firmware, development tools, interfaces, scripts, software documentation (including but not limited to all programmer-level, administrator and end user documentation and manuals), files, records and data, and all media on which any of the foregoing is recorded, regardless of the state of development;

“Straddle Period” means any period of account for Taxation purposes which commences prior to the Effective Time and ends after the Effective Time, excluding Tax periods for US state and local sales and use Taxes of a Company;

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, net worth, equity, asset values, turnover, gross receipts, added value or other reference, and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates, license fees and levies (including without limitation sales and use taxes, unemployment, disability, social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person, and all penalties, charges, costs and interest relating thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other person;

“Taxation Benefit” means any Taxation benefit or advantage or repayment of Taxation, including any loss, relief, allowance, exemption, set-off, deduction or credit available in the computation of any liability to Taxation;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Indemnity” means the indemnity against Taxation, attached as Schedule 14 (Part 1);

“Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from third parties in respect of the assignment or transfer to Purchaser or the relevant Share Purchaser or Business Purchaser of any of the Shares or other rights and assets sold under Clause 2.1.1, and “Third Party Consent” means any one of them or the relevant one of them, as the context requires;

“Third Party Indebtedness” means, in relation to each Company, the aggregate amount, as at the Effective Time, of all outstanding interest-bearing bank loans, overdrafts, bonds, and finance leases, (together in each case with accrued interest thereon), (i) owed by said Company to any third party or (ii) owed by any third party to said Company (in which case the indebtedness shall be expressed as a negative figure), as derived from the Indebtedness Statement, and, for the purposes of this definition, third party shall exclude any member of Seller’s Group;

“Transaction” means the acquisition of the Group (or any part of it) by Purchaser (and relevant other member(s) of Purchaser’s Group) and any ancillary arrangements related thereto;

“Transfer Employees” all those persons who are immediately prior to Closing employed primarily in the Operations by any member of Seller’s Group (other than the Companies) and will transfer with the Group by operation of relevant national Laws. Schedule 6 (Part 2) contains details of the formal employer of, name of and country (location) in which each person who, as at Signing, is a Transfer Employee;

“Unregistered Intellectual Property” means all Intellectual Property other than Registered Intellectual Property and Software, including: (i) disclosures or inventions (whether or not patentable and whether disclosed or undisclosed), invention disclosures (whether or not patentable); (ii) trade secrets, proprietary information, Know-how, Show-how, technical data, confidential business information (including but not limited to ideas, conceptions, reductions to practice, rights to enforce, the results of research and development, compositions, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and market studies, plans and proposals and methods of doing business), processes, specifications, any manuals or instructions, instrumentation, formulae, assays, manufacturing techniques, sales and marketing information, material or data, including but not limited to experimental data, pilot plant data, production data or invention disclosure materials, discoveries, ideas, concepts, compositions, procedures, protocols, designs, drawings, specifications, techniques, apparatus, samples, models, data, documentation, diagrams, flow charts, processes, marketing techniques and materials, marketing and development plans, and other information related to customers, sourcing information, and financial information and all documentation relating to and/or reflective of any of the foregoing and other documented proprietary information relevant to conducting a Business; (iii) unregistered or common law trademarks and service marks, trade names, trade dress and trade styles, product configurations, and logos in the Netherlands and foreign countries and like protections and all goodwill of the business associated with the foregoing throughout the world; and (iv) copyrights, moral rights (to the extent assignable under applicable Law) and like protections throughout the world, works of authorship and derivative works thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, websites and website content, written materials in any form, marketing and sales materials, and brochures; (v) industrial designs throughout the world; (vi) databases, data structures and data collections and all rights therein throughout the world; (vii) any similar corresponding or equivalent rights to any of the foregoing; and (viii) all documentation related to and/or reflective of any of the foregoing;

“VAT” means, within the European Union, such Tax as may be levied in accordance with (but subject to derogation from) the Directive 77/338/EEC, and outside the European Union (excluding the United States of America), any Taxation levied by reference to added value, or sales or other similar transaction Taxes;

“Working Capital” means the aggregate as at the Effective Time of Working Capital Inventory, plus Working Capital Receivables, less Working Capital Payables, plus or minus Working Capital Intra-Group Trade Balance, as the case may be, plus or minus Working Capital Joint Venture Trade Balance, as the case may be;

“Working Capital Adjustment” means in relation to each Company and the relevant Business, the amount by which its Working Capital is greater than its Base Working Capital (in which case such amount shall be expressed as a positive figure) or by which its Working Capital is less than its Base Working Capital (in which case such amount shall be expressed as a negative figure);

“Working Capital Intra-Group Trade Balance” means the Business Working Capital Intra-Group Trade Balance and the Company Working Capital Intra-Group Trade Balance;

“Working Capital Intra-Group Trade Payables Claims” means the Company Working Capital Intra-Group Trade Payables Claims and the Business Working Capital Intra-Group Trade Payables Claims;

“Working Capital Inventory” means in relation to each Company and the relevant Business, the aggregate amount of all its raw materials, consumables, work in progress, part-processed stocks, finished goods, goods for resale, technical materials and stock in transit, wherever located, as at the Effective Time, as included in line items under the heading Working Capital Inventory in Schedule 13 (Part 3);

“Working Capital Joint Venture Trade Balance” means in relation to each Company and the relevant Business, the balance resulting from trading between said Company or, in relation to said Business, the relevant Business Seller on the one hand, and the Joint Ventures on the other hand, as included in line items under the heading Working Capital Joint Venture Trade Balance in Schedule 13 (Part 3);

“Working Capital Payables” means, in relation to each Company and the relevant Business, the aggregate of all amounts owing, accrued or deferred, as at the Effective Time, by the Company or, in relation to said Business, by the relevant Business Seller, in respect of trade payables, as included in line items under the heading Working Capital Payables in Schedule 13 (Part 3);

“Working Capital Receivables” means in relation to each Company and the relevant Business the aggregate amount of all its book and other debts receivable, accrued or prepaid by or owed to said Company or the relevant Business Seller in respect of trade receivables, as at the Effective Time, as included in line items under the heading Working Capital Receivables in Schedule 13 (Part 3);

“Working Capital Statement” means, in relation to each Company and the relevant Business, the statement to be prepared in accordance with Clause 7.1, in the form set out in Schedule 13 (Part 2).

Schedule 6: Employees

Schedule 6 (Part 1): Transfer of Employees

(Clause 2.1.5(i))

1.	Company Employees

1.1	The Employees employed by the Companies will remain employed by the Companies following the transfer of the Shares in accordance with Clause 6.2.2, subject to the rights of the Companies to terminate the employment of such Employees or change the working conditions of such Employees in accordance with applicable agreements and Law.

1.2	Seller and Purchaser shall give each other such assistance as may reasonably be required in contesting any claim by any Employee that might ensue as a result of the implementation of the provisions of Paragraph 1.1 above.

1.3	Seller shall retain all liabilities for any retiree medical plan for all employees who are retired as of the Effective Time. In addition, Seller shall provide to all of the following Employees a retiree medical program on such terms as are equivalent to those in effect at the Effective Time:

1.3.1	All Employees in the Netherlands that retire within the period of 5 (five) years from the Closing Date; and

1.3.2	In the United States all Employees eligible for such benefits as of the Closing Date, being Employees (i) aged 55 and older with 10 (ten) or more years service in the Seller’s Group, and (ii) aged 65 and older with 5 (five) or more years service in the Seller’s Group.

2.	Non-Transfer Employees

The following provisions shall apply to any Non-Transfer Employees:

2.1	In sufficient time to allow proper contractual or statutory notice of termination of employment to be given to Non-Transfer Employees or at such time as the Parties may agree but in any event not less than 10 (ten) Business Days prior to the Closing Date, Purchaser shall make an offer to each Non-Transfer Employee (other than those under notice of termination of employment for whatever reason) to employ him or her under a new contract of employment commencing immediately as of the Effective Time. The offer to be made will be such that:

2.1.1	Each Non-Transfer Employee will be employed on terms and conditions which shall be, when taken as a whole, substantially equivalent to his or her contract of employment as existing immediately prior to Closing; and

2.1.2	it provides that his or her period of continuous service with Seller’s Group immediately prior to the Effective Time shall be counted as continuous service with Purchaser for eligibility, vesting, vacation, and severance purposes only.

2.2	Seller shall procure that the relevant member of Seller’s Group shall terminate, with effect from the Effective Time, the employment of each Non-Transfer Employee who accepts Purchaser’s offer of employment (made in accordance with Paragraph 2.1).

2.3	Subject to Closing, Purchaser shall be responsible for and shall fully indemnify, defend and hold harmless Seller and the relevant member of Seller’s Group from and against any and all Employment Costs and Employment Liabilities occurring after the Effective Time in respect of any Non-Transfer Employee who accepts Purchaser’s offer of employment (made in accordance with Paragraph 2.1).

2.4	Prior to the Effective Time, Seller shall not amend any contract of employment for a Non-Transfer Employee, except in the ordinary course of business or as required by Law.

2.5	Notwithstanding the foregoing, in the event a Non-Transfer Employee does not accept Purchaser’s offer of employment (made in accordance with Paragraph 2.1), then Purchaser shall have no obligation or liability with respect to such Non-Transfer Employee.

3.	Transfer Employees

The following provisions shall apply to any Transfer Employees:

3.1	In respect of all Transfer Employees, Purchaser shall or shall procure that the relevant member of Purchaser’s Group shall, as of the Effective Time:

3.1.1	employ, on terms and conditions which, when taken as a whole, are substantially equivalent to his or her contract of employment immediately prior to the Effective Time; and

3.1.2	count his or her period of continuous service with Seller’s Group as continuous service with Purchaser’s Group for eligibility, vesting, vacation, and severance purposes only.

3.2	Purchaser shall or shall procure that the relevant member of Purchaser’s Group shall annotate the personnel and other employment records of each Transfer Employee, and notify benefit providers and other relevant agencies and organisations of its employment of the Transfer Employees on the terms set out in Paragraph 3.1, as required by the Law and practice of the jurisdiction in which such Employees are employed immediately prior to the Effective Time.

3.3	Subject to Closing, Purchaser shall be responsible for and indemnify, defend and hold harmless Seller and each member of Seller’s Group which employs any Transfer Employee from and against any and all Employment Costs and Employment Liabilities arising in respect of any Transfer Employee after the Effective Time.

3.4	Prior to the Effective Time, Seller shall not amend any contract of employment for a Non-Transfer Employee, except in the ordinary course of business or as required by Law.

4.	Further obligations in respect of Employees

4.1	Seller and Purchaser shall give each other such assistance as either may reasonably require in contesting any claim by any Employee resulting from or in connection with this Agreement.

4.2	Seller and Purchaser shall where and to the extent required by the relevant local Law or custom inform and consult with employees, trade unions, works councils or other employee representatives regarding the sale of the Group and/or regarding the offers of employment to be made pursuant to Paragraph 2 and shall fulfil any obligations to notify any statutory or other authority whatsoever about the sale of the Group.

4.3	Purchaser shall be responsible for and shall indemnify, defend and hold harmless Seller and, as an irrevocable third party stipulation (`derdenbeding´), each member of Seller’s Group, and Seller shall in turn indemnify, defend and hold harmless Purchaser and, as an irrevocable third party stipulation (`derdenbeding´), each member of Purchaser’s Group, against any Losses which the indemnified party incurs as a result of the indemnifying party’s failure to consult and/or inform and/or notify in accordance with Paragraph 4.2.

4.4	Subject to Closing, Purchaser shall be responsible for and shall indemnify, defend and hold harmless Seller and each member of Seller’s Group from and against any and all Employment Liabilities arising out of or in connection with:

4.4.1	any change in the working conditions of any Transfer Employee or Non-Transfer Employee occurring after the Effective Time;

4.4.2	any act or omission of any member of Purchaser’s Group in relation to any Employee after the Effective Time.

4.5	For the avoidance of doubt, Purchaser shall be fully responsible for any redundancy liability arising from a termination of employment after Closing of any Employees (excluding those Non-Transfer Employees that do not accept Purchaser’s offer of employment (made in accordance with Paragraph 2.1)), it being further agreed that, in the case of forced redundancies in relation to the Employees occurring at any time prior to expiry of a period of 1 (one) year after the Effective Time, Purchaser shall apply terms and conditions substantially equivalent to those applicable in respect of such Employee immediately prior to the Effective Time, unless otherwise permitted by Law or agreed to by the affected Employees.

4.6	Seller shall be responsible for, and pay for, any and all Employment Liabilities relating to any Employees and incurred prior to the Effective Time and for any and all Employment Costs relating to any period prior to the Effective Time (including, but not limited to), (i) any banked vacation attributable to any year prior to 2004, (ii) any bonus or incentive payments pursuant to the EVA Bonus Plan, the RAB Bonus Plan, the Long Range Incentive Plan and the Long Term Performance Plan and (iii) any other amounts payable to, or for the benefit of, the Employees under any employee benefit plan sponsored by Seller or any governmental plan to which Seller is obligated to contribute.

4.7	Notwithstanding the provisions of Paragraphs 4.5 and 4.6, Parties agree that any amount paid as part of the amounts set out in Annex 8.2.3 to the Disclosure Letter in respect of “completed or close to completion 2004” severance or “arranged, execution in progress” severance, shall be for Seller’s account and any amounts paid as part of the amounts set out in said Annex in respect of “discussions initiated” or “planned for the rest of 2004 / beginning 2005 (estimations)” shall be for Purchaser’s account.

5.	Third party rights

No provisions of this Agreement shall create or be deemed to create in any Employee or any other current or former employee of Sellers’ Group any rights to employment or continued employment with the Purchaser or any other member of Purchaser’s Group or any right to any specific terms or conditions of employment. Notwithstanding any other provision of this Agreement to the contrary, as of the Effective Time, Purchaser and the other relevant members of Purchaser’s Group shall have the sole discretion over the hiring, promotion, retention, termination, compensation, benefits (including, without limitation, the types, levels and termination and amendment thereof) and other terms and conditions of the employment of any Employee or any other employee in Purchaser’s Group.

Schedule 7: Group Retirement Benefit Arrangements

(Clause 2.1.5(ii))

1.1	Definitions

For purposes of this Schedule 7, the following terms shall have the following meanings:

“Actuarial Assumptions” means the actuarial methods and assumptions set out in the annex to this Schedule 7 relating to the Netherlands Retirement Benefits Plan;

“Netherlands Retirement Benefits Plan” means Seller’s Retirements Benefits Plan relating to those Employees employed by Akzo Nobel Catalysts B.V.;

“Netherlands Transitional Benefits” means all Retirement Benefits of the Employees in the Netherlands arising as a result of transition rules introduced on 1 January 2001 as a result of the change in the Akzo Nobel Retirement Benefits Plan, which include pre-pension make up for employees born after 1952, VUT compensation for employees born before 1953, pension accrual during VUT or pre-pension for employees born before 1966 and the prospective shift allowance pension;

“Purchaser’s Plans” means any plan, scheme, insurance contract or other arrangement which the Purchaser offers to the Employees after the Effective Time;

“Retirement Benefits” means all retirement benefits, survivors’ benefits and retirement termination benefits of the Employees under the Retirement Benefits Plans accrued to the Closing Date that are payable, in the form of lump sums, periodic payments or annuities, and will not include post retirement healthcare or other welfare benefits;

“Retirement Benefits Plan” means a Seller’s Group plan which provides Retirement Benefits excluding any state or statutory or mandatory social security arrangements;

“Retirement Liabilities” means the value of the liabilities (excluding Transitional Benefits) under the Netherlands Retirement Benefits Plan in respect of the benefits payable to and in respect of each of the Employees who agrees to transfer their benefits to the Purchaser’s Plan calculated in accordance with the Actuarial Assumptions (which for the avoidance of doubt adopt a defined benefit obligation basis) by reference to pensionable service in the Netherlands Retirement Benefits Plan up to the end of the 6 (six) month period (or 12 (twelve) month period, subject to Paragraph 3.6) following the Closing Date and pensionable pay or final pensionable pay (as appropriate and as defined in the Netherlands Retirement Benefits Plan) at the same date but making allowance in accordance with the Actuarial Assumptions for projected increases in pensionable pay or final pensionable pay to the assumed date of retirement, withdrawal or death in service, including general salary increases and merit increases before assumed severance from service and price inflation thereafter;

“Transfer Amount” means, in respect of any funded Retirement Benefits Plan, an amount equal to the local accrued benefits obligations (excluding Netherlands Transitional Benefits) calculated as at the Closing Date (or, if later, at the end of the participation period as determined in Paragraph 3.5) under such Retirement Benefits Plan determined in accordance with Paragraph 3 for those employees who agree to transfer their benefits to the Purchaser’s Plan;

“US Retirement Benefits Plan” means Seller’s Retirements Benefits Plan relating to those Employees employed by Akzo Nobel Catalysts LLC.

2.	General

2.1	Subject to Paragraph 3.5, Employees who are participants in a Company’s or Business Seller’s Retirement Benefits Plan will cease to be a participant in such plan and shall cease to accrue Retirements Benefits under such plan with effect on and from the Closing Date. For services rendered for a period of one (1) year after Closing, Purchaser shall offer Retirement Benefits under Purchaser’s Plan, wages and other benefits to transferred Employees which, when taken as a whole, are substantially equivalent, in the aggregate, to their Retirement Benefits, wages and other benefits as granted by the Company and Business Sellers immediately prior to the Effective Time.

2.2	In respect of those Employees for whom Retirement Liabilities are transferred, Purchaser shall recognise all years of service recognised by the Companies and Business Sellers in their Retirement Benefits Plans, for the purposes of eligibility and vesting and will provide benefits of equivalent actuarial value in the Purchaser’s retirement benefit plans for the Retirement Liabilities transferred to Purchaser’s Plan.

2.3	Purchaser shall use best efforts to ensure that no new exclusions arise from coverage under any insurance policy for “pre-existing” conditions (including without limitation medical insurance) that were not already applicable at the Effective Time.

3.	The Netherlands

3.1	The Retirement Liabilities in respect of the Netherlands Retirement Benefits Plan will be transferred to and assumed by the Purchaser’s Plans set up in accordance with Paragraph 3.3 within 6 (six) months after the Closing Date, effective as of the Closing Date. The Parties shall use reasonable endeavours to procure that the transfer of the corresponding Transfer Amount will be effected as soon as possible in accordance with all applicable Law and on the basis of a collective transfer of funds from the Netherlands Retirement Benefits Plan to the Purchaser’s Plan set up in accordance with Paragraph 3.3.

3.2	Retirees and deferred pensioners who participate in the Netherlands Retirement Benefits Plan at Closing Date shall not be subject to any transfer of liabilities or funds.

3.3	Within 6 (six) months from the Closing Date (provided that Purchaser may extend such 6 (six) month period to 12 (twelve) months if necessary to establish the relevant plans), Purchaser shall arrange or cause Purchaser’s Group to arrange for the Purchaser’s Plan to be in place to which the Transfer Amount and the Retirement Liabilities can be transferred.

3.4	The Transfer Amount will be finally determined within 6 (six) months from the Closing Date (or 18 months, if the Purchaser, with the agreement of the APF, extends the period as set out in Paragraph 3.5) on a local accrued benefits obligation basis in accordance with the annual statutory valuation by `Stichting Pensioenfonds Akzo Nobel´ and the following assumptions to be used for the pension rights of the Employees of Akzo Nobel Catalysts B.V. (the Netherlands):

3.4.1	a technical rate of interest of 4% (four percent) per annum;

3.4.2	mortality rates based on the tables GBM (males) and GBV (females) 1995-2000 as published by the “Actuarieel Genootschap” (Dutch Actuarial Society) with ages as set back 1 (one) year;

3.4.3	supposed age difference husband-wife is 3 (three) years;

3.4.4	the pre-pension retirement age is 62. The Transfer Amount will include the entitlements for early pension (62-65) as mentioned under article 2.1 of the ‘Pensioenreglement’;

3.4.5	The Transfer Amount will be reduced with reference to the guarantee conditions (Article 10.1.2) of the regulations of the ‘Stichting Pensioenfonds Akzo Nobel’. The guarantee conditions will only apply if the rights built up elsewhere will be deducted from the Retirement Benefits. In this case such rights are estimated at fifty percent (50%) of the maximum guarantee;

3.4.6	The Transfer Amount will be reduced by the value of the liabilities in respect of partially disabled employees in receipt of long-term disability benefits (WAO). That proportion of the liabilities in respect of partial disability will be retained by Akzo Nobel;

3.4.7	The local accrued obligation will include benefits accrued during the period of participation in the Seller’s plan occurring after the Closing Date (up to a maximum of 12 (twelve) months, as set out in Paragraph 3.1);

3.4.8	The Transfer Amount will be increased by interest at the APF adjustment rate (`U-rendement´) applicable from time to time.

3.5	In the event that Purchaser wishes to continue to participate in the Netherlands Retirement Benefits Plan for transferred Employees or persons hired by Purchaser after the Closing Date for a temporary period pending establishment of the Purchaser’s Plan or for the period that it takes to arrange a transfer of Retirement Liabilities and Funding Requirements, Seller shall use its reasonable efforts to allow Purchaser to continue the membership of the Employees and persons hired by Purchaser after the Closing Date in the Netherlands Retirement Benefits Plan for such period as requested by Purchaser but not exceeding 12 (twelve) months after Closing or, if shorter, such period which is permissible under the Netherlands Law or the Netherlands Retirement Benefits Plan rules. Seller and Purchaser shall co-operate to obtain any necessary permission from local authorities. During the temporary period of participation Purchaser shall make contributions or pay premiums to the Netherlands Retirement Benefits Plan in respect of transferring Employees at an equivalent rate as Seller makes for its similarly situated employees, except for sharing surplus via contribution holiday or partial contribution holiday after the Closing Date or for the contributions by Seller on account of any deficit in such Plan. Seller and Purchaser agree to work constructively to achieve a participation agreement that will apply in the event of this Paragraph being applicable. Where such participation occurs, Purchaser’s obligations under Paragraphs 2.1 and 2.2 shall apply from the end of the participation period instead of the Closing Date.

3.6	The amount equal to the difference between the Retirement Liabilities amount and the Transfer Amount shall be transferred by Seller to the relevant Purchaser Plan, such transfer to be effected within 30 (thirty) days after the Transfer Amount has been transferred in full to the relevant Purchaser’s Plan. However, Seller shall procure that a payment is made to the relevant Purchaser Plan within 10 (ten) Business Days after the date as of which the Transfer Amount is to be calculated in an amount equal to 75% (seventy five percent) of the estimated difference between the Retirement Liabilities amount and the Transfer Amount. Seller shall also pay to Purchaser’s Plan interest on (i) the amount determined under the first sentence less (ii) the estimated amount paid to Purchaser’s Plan under the second sentence from the date of calculation to the date of payment, at the APF adjustment rate (`U-rendement´) applicable from time to time. To the extent that the 75% (seventy five percent) estimated payment made by or for Seller under this Paragraph 3.6 exceeds Seller’s aggregate obligation under this Paragraph 3.6, such excess amount, with interest calculated from the date of payment of any portion of such excess amount to date of repayment, at the APF adjustment rate (`U-rendement´) applicable from time to time, shall be deducted from the Transfer Amount.

3.7	At Closing Seller shall transfer to Purchaser an amount of EUR 8,000,000 (eight million euro), in respect of transitional benefits for all employees who have been granted such benefits or who may expect to be granted such benefits in the future. Without detracting from any other obligations Purchaser may have in respect of transitional benefits, Purchaser shall apply EUR 8,000,000 (eight million euro) to such benefits. Seller thereby discharges all transitional liabilities to Purchaser and shall have no further obligations with respect to the transitional benefits howsoever arising, including as a result of any agreements made by Purchaser or any member of Purchaser’s Group with employees or employee representatives at any time.

4.	USA

The value of the benefits with respect to the US Retirement Benefits Plans called the “Akzo Nobel Supplemental Retirement Plan”, the “Akzo Nobel Senior Supplemental Retirement Plan” and the “Akzo Nobel Deferred Compensation Plan” will not be transferred to Purchaser. Seller will procure that all participants are vested in the aforementioned plans as from the Closing Date.

4.1	No assets or Retirement Liabilities with respect to the US Retirement Benefits Plans called the “Incentive Savings Plan” (a 401(k) plan), “Master Pension Plan for Hourly Employees of Akzo Nobel Chemicals Inc.” (a defined benefit plan) and the “Akzo Nobel Retirement Account Plan” (RAP) (a cash balance defined benefit plan) will be transferred or assumed by Purchaser or Purchaser’s Plans. However, Purchaser shall allow (and – for the avoidance of doubt - the Sellers shall co-operate therewith) the Employees who have individual account balances in the 401 (K) plan and the RAP to elect to rollover their individual account balances and any outstanding loans in their individual accounts into a plan maintained by a Purchaser that is qualified under Section 401(a) of the Internal

Revenue Code of the Unites States of America which shall be administered thereafter by Purchaser, provided that Seller provides Purchaser with the relevant information relating to the tax qualified status of the RAP and 401(k) Plan and that Purchaser provides Seller with the relevant information relating to the tax qualified status of Purchaser’s Plan. Employees will vest under the RAP and the Master Pension Plan for Hourly Employees of Akzo Nobel Chemicals Inc. in accordance with the terms of the plans, based on their service as of the Closing Date, provided that Employees with less than 5 (five) years credited service in the Master Pension Plan for Hourly Employees of Akzo Nobel Chemicals Inc. or RAP pension plan will immediately vest in their accrued benefits under these plans effective upon Closing.

5.	Other jurisdictions

5.1	Without detracting from Purchaser’s obligations under Paragraph 2, Employees who are participants in the applicable Retirement Benefits Plan in a jurisdiction other than the Netherlands and the USA, will cease to be a participant in such plan (and hence shall cease to accrue Retirement Benefits under such plan) with effect from Effective Time.

5.2	The accrued Retirement Benefits of the Employees referred to in Paragraph 5.1 will remain in the applicable Retirement Benefits Plan, provided that if the applicable Retirement Benefits Plan is a defined contribution plan and if the rules of the Retirement Benefits Plan so permit, the value of their vested account may be transferred to a Seller Plan if Seller has a Plan able to accept such transfers.

Schedule 8: Closing

Schedule 8 (Part 1): Closing obligations

(Clause 6.2.2)

1.	General obligations

1.1	Seller’s obligations and deliveries

At the Closing, Seller shall deliver to Purchaser the following:

1.1.1	evidence of the due fulfilment of the conditions set out in Clause 4 for which Seller is responsible;

1.1.2	evidence that Seller is authorised to sign this Agreement and that Seller and/or the relevant other members of Seller’s Group, as the case may be, are authorised to sign the Local Transfer Documents;

1.1.3	a copy of each of the duly signed Ancillary Agreements;

1.1.4	Akzo Nobel Chemicals, Inc. shall have completed, executed and delivered to Purchaser a certificate in customary form certifying that it is not a “foreign person” within the meaning of Section 1445 of the U.S. Internal Revenue Code of 1986, as amended; and

1.1.5	a certificate signed by a duly authorised officer of Seller familiar with the Transaction, dated the Closing Date, to the effect that (i) the Seller’s Warranties are true and correct at Closing as if they had been repeated at Closing, and (ii) the covenants, agreements and other obligations of Seller contained in this Agreement and to be performed on or prior to the Closing have been duly performed in all material respects.

1.2	Purchaser’s obligations and deliveries

At the Closing, Purchaser shall deliver to Seller the following:

1.2.1	evidence of the due fulfilment of the conditions set out in Clause 4 for which Purchaser is responsible;

1.2.2	evidence that Purchaser is authorised to sign this Agreement and that Purchaser and/or the relevant other members of Purchaser’s Group, as the case may be, are authorised to sign the Local Transfer Documents; and

1.2.3	a certificate signed by a duly authorised officer of Purchaser familiar with the Transaction, dated the Closing Date, to the effect that (i) the Purchaser’s Warranties are true and correct at Closing as if they had been repeated at Closing, and (ii) the covenants, agreements and other obligations of Purchaser contained in this Agreement and to be performed on or prior to the Closing have been duly performed in all material respects..

2.	Specific transfer obligations

At the Closing, Seller shall or shall procure that the other relevant members of Seller’s Group, and Purchaser shall or shall procure that the other relevant members of Purchaser’s Group, shall take the following actions to transfer the Shares, the Business Assets and the Intra-Group Claims:

2.1	Transfer of Shares and Business Assets

2.1.1	Akzo Nobel Chemicals B.V. shall transfer the Shares of Akzo Nobel Catalysts B.V. to the relevant Share Purchaser, the relevant Share Purchaser shall accept the transfer, and said Share Seller shall procure that said Company acknowledges the transfer, the foregoing to be effected by execution by the said Share Seller, the relevant Share Purchaser and said Company, before one of the civil law notaries of Seller’s Lawyers, of a notarial deed of transfer in subtantially Agreed Terms, attached hereto as Part 1 of Schedule 9, subject to such amendments as the Parties may mutually agree to in good faith prior to Closing.

2.1.2	Akzo Nobel Chemicals Inc. shall transfer the Shares of Akzo Nobel Catalysts LLC to the relevant Share Purchaser, the relevant Share Purchaser shall accept the transfer, the foregoing to be effected by execution by said Share Seller of the necessary Local Transfer Document.

2.1.3	Seller’s Registered Intellectual Property shall be transferred to the relevant member of Purchaser’s Group by assignments in accordance with the necessary Local Transfer Documents, to the extent it has been possible to prepare and execute these by Closing.

2.1.4	Seller’s Unregistered Intellectual Property shall be transferred at Closing to the relevant Business Purchaser by virtue of this Agreement (which shall constitute a deed as required under Netherlands law).

2.1.5	The rights and obligations of Seller’s Group arising under the Contracts which require Third Party Consents, shall be transferred to the relevant Business Purchaser on the terms set out in Schedule 8 (Part 3).

2.1.6	The rights and obligations of Seller’s Group under the Contracts in respect of which the required Third Party Consents are obtained after Seller signs this Agreement but prior to Closing, shall be transferred by the relevant member of Seller’s Group to the relevant member of Purchaser’s Group at Closing by the relevant member of Seller’s Group and the relevant member of Purchaser’s Group executing Local Transfer Documents in the form of a deed of assignment and assumption mutually agreeable to the Parties. The relevant member of Seller’s Group and the relevant member of Purchaser’s Group shall jointly notify the affected third parties of the foregoing transfer by written notice delivered within 10 (ten) Business Days after the Effective Time.

2.1.7	The relevant Share Sellers shall duly execute and deliver notarised deeds of transfer or certificates, where applicable, and all other instruments or documents representing or necessary or customary to transfer the Shares of each Joint Venture and any other related document or agreement to which a Share Seller is a party in connection with each Joint Venture, in such form and accompanied by such valid endorsements, stock powers, transfer documents or other instruments as shall be reasonably required by Purchaser to transfer all right, title and interest in and to the Shares of the Joint Ventures, free and clear of any Encumbrances.

2.1.8	All other Business Assets not specifically addressed above in this Paragraphs 2.1, shall be transferred at Closing to the relevant member of Purchaser’s Group by virtue of this Agreement (which shall constitute a deed of assignment as required under Netherlands law or other applicable Law).

2.2	Transfer of Intra-Group Claims

The relevant members of Seller’s Group and the relevant members of Purchaser’s Group shall sign the Intra-Group Claims Deed of Assignment.

3.	Further obligations in respect of the Companies, Businesses and Joint Ventures

On the Closing Date, Seller shall procure that the relevant Share Sellers or Business Sellers, shall deliver or make available to the relevant Share Purchasers, the following, insofar as they relate to the Companies, the Businesses or the Joint Ventures:

3.1	the written resignations (legalised by a notary where required) of each of the persons named in Schedule 8 (Part 2) from the office or position specified in the said Schedule;

3.2	if practicable, the relevant Share Seller having used reasonable endeavours to obtain the same, the written resignations of the auditors of the Companies concerned to take effect at the Effective Time, with acknowledgements signed by each of them in a form reasonably satisfactory to Purchaser to the effect that they have no claim against any Company or otherwise complying with any relevant Law or regulation;

3.3	in each case where the said information is not at the Properties, such other books, records and other written information in the possession or under the control of Seller (or relevant member of Seller’s Group) to the extent relating to the Group (save for books, records and other information which a relevant Share Seller or Business Seller is required by Law to retain or in respect of which a relevant Share Seller obtains a direction to retain pursuant to Schedule 12), in which case copies shall be delivered to Purchaser;

3.4	written evidence as to:

3.4.1	the acceptance by shareholders or the directors of each of the relevant Companies and Joint Ventures of the resignations referred to in Paragraph 3.1 and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the Constitutional Documents of the Company or Joint Venture concerned) as Purchaser may nominate as directors and (if relevant) secretary;

3.4.2	the acceptance by shareholders or the directors of the relevant Companies of the resignation of the auditors referred to in Paragraph 3.2 and of the appointment of such auditors as Purchaser may nominate;

3.4.3	the approval by the shareholders or the directors of the transfer of the Shares to the relevant Share Purchaser,

where such acceptance or approval is required by Law or under the Constitutional Documents of the Company concerned.

Schedule 8 (Part 3): Transfer of Contracts

(Clause 2.1.1(vi))

1.	Obligation to obtain Third Party Consents

1.1	In relation to any Contract which may not be assigned without a Third Party Consent, this Agreement shall not be construed as an assignment or an attempted assignment and Seller shall procure that the relevant member of Seller’s Group use commercially reasonable efforts after the Signing to obtain such Third Party Consent as soon as possible and shall keep Purchaser informed of progress in obtaining such Third Party Consents. Subject to the other provisions of this Schedule 8 (Part 3), Seller shall procure that the relevant member of Seller’s Group shall deliver to the relevant member of Purchaser’s Group, on Closing or, if later, as soon as possible after receipt, any Third Party Consent and necessary assignment duly executed by the appropriate parties.

1.2	In connection with the obtaining of any Third Party Consent referred to in Paragraph 1.1, Purchaser shall procure that the relevant member of Purchaser’s Group co-operates and works in good faith with the relevant member of Seller’s Group to provide such information and references regarding the relevant member of Purchaser’s Group as may be reasonably requested by the relevant member of Seller’s Group or any relevant third party and shall enter into such undertakings or procure such guarantees in favour of any relevant third party as may be reasonably requested in respect of any liabilities or obligations to which the relevant member of Purchaser’s Group will become subject or which the relevant member of Purchaser’s will incur on assignment.

2.	Obligations until Third Party Consents are obtained / where Third Party Consents are refused

In respect of any Contract, from the Closing Date until the relevant Third Party Consent has been obtained as contemplated by Paragraph 1.1 or where the Third Party Consent has been refused:

2.1	Seller and Purchaser shall procure that the relevant member of Seller’s Group and the relevant member of Purchaser’s Group shall make such other arrangements between themselves to provide to the relevant member of Purchaser’s Group the benefits of the Contract, including the enforcement, at the cost and for the account of the relevant member of Purchaser’s Group, of all rights of the relevant member of Seller’s Group against any other party thereto; and

2.2	to the extent that the relevant member of Purchaser’s Group is lawfully able to do so, Purchaser shall procure that the relevant member of Purchaser’s Group shall perform the relevant member of Seller’s Group’s obligations under the Contract as agent or sub-contractor and shall indemnify, defend and hold harmless the relevant member of Seller’s Group in respect thereof, provided that such indemnity shall not apply in respect of any Losses incurred by the relevant member of Seller’s Group as a result of the breach by the relevant member of Seller’s Group of the Contract, unless such breach is committed upon the instruction or with the consent of a member of Purchaser’s Group. To the extent that the relevant member of Purchaser’ Group is not lawfully able to do so, Seller shall procure that the relevant member of Seller’s Group shall, at the relevant member of Purchaser’s Group’s cost do all such things as the relevant member of Purchaser’s Group may reasonably require to enable due performance of the Contract and Purchaser shall procure that the relevant member of Purchaser’s Group shall indemnify, defend and hold harmless the relevant member of Seller’s Group in respect thereof, provided that such indemnity shall not apply in respect of any Losses incurred by the relevant member of Seller’s Group as a result of the breach by the relevant member of Seller’s Group of the Contract, unless such breach is committed upon the instruction or with the consent of a member of Purchaser’s Group.

Schedule 12: VAT

(Clause 3.4)

1.	VAT: Records

1.1	Seller shall have the right to obtain (or to procure that the relevant member of Seller’s Group obtains) a direction from the relevant Tax Authority for the retention and preservation by it of any VAT records relating to its period of ownership of the relevant part of the Group and where such directions are obtained Seller shall (or shall procure that the relevant member of Seller’s Group shall) preserve any such records in such a manner and for such period as may be required by applicable Law and will allow Purchaser, upon Purchaser giving reasonable notice, reasonable access and copies of such records where reasonably required by Purchaser for Taxation purposes.

1.2	If no such direction is obtained and any documents are required by Law to be preserved by Purchaser (or the relevant member of Purchaser’s Group), Seller shall (or shall procure that the relevant member of Seller’s Group shall), as soon as reasonably practicable, deliver such documents to Purchaser (or the relevant member of Purchaser’s Group).

2.	VAT: Going Concern - EU Member States

2.1	Subject to Paragraph 4, Seller shall (and shall procure that the relevant member(s) of Seller’s Group shall) and Purchaser shall (and shall procure that the relevant member(s) of Purchaser’s Group shall) use all reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure that the sale of the Businesses so far as carried on in the EU is treated as neither a supply of goods nor a supply of services for the purposes of the Laws governing VAT in the relevant member state. Purchaser warrants that it and each Business Purchaser is or will become, to the extent reasonably necessary, at the Closing a taxable person for VAT purposes in the relevant member state and agrees that the relevant Business Purchaser will use the assets acquired in carrying on the same kind of business, whether or not as part of its existing business, as the relevant Business Seller.

2.2	Seller shall obtain (or to procure that the relevant member(s) of Seller’s Group obtains) a ruling from the relevant Tax Authority as to whether the sale of the Businesses so far as carried on in the relevant member state should be treated as neither a supply of goods nor a supply of services for the purposes of the Laws governing VAT in that member state and to charge (or not to charge) VAT to the relevant Business Purchaser(s) in accordance with that ruling. Seller (and the relevant member(s) of Seller’s Group) shall not be obliged to challenge that ruling, except in the case of manifest error. If Purchaser (or the relevant member(s) of Purchaser’s Group) wishes to challenge any ruling, it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid to the relevant Business Seller under Paragraph 5.

3.	VAT: Going Concern - non-EU Jurisdictions

3.1	Subject to Paragraph 4, to the extent that any state outside the European Union provides for relief or exemption from VAT on the transfer of a business or a company or treats such a transaction as being non-taxable for VAT purposes, Seller shall (and shall procure that the relevant member(s) of Seller’s Group shall) and Purchaser shall (and shall procure that the relevant member(s) of Purchaser’s Group shall) use all commercially reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure such treatment as regards the sale of the Businesses and the Shares (insofar as the business of the Group is carried on in the relevant state) under this Agreement. Purchaser agrees that the relevant member(s) of Purchaser’s Group will use the assets acquired in carrying on the same kind of business, whether or not as part of its existing business, as the relevant Share Seller or Business Seller.

3.2	Seller shall obtain (or to procure that the relevant member(s) of Seller’s Group obtains) a ruling from the relevant Tax Authority as to whether the sale of the Businesses and the Shares so far as the business of the Group is carried on in the relevant state is eligible for a relief or exemption or are otherwise non-taxable for the purposes of the Laws governing VAT in that state and to charge (or not to charge) VAT to the relevant Share Purchaser(s) or Business Purchaser(s) in accordance with that ruling. Seller (and the relevant member(s) of Seller’s Group) shall not be obliged to challenge that ruling. If Purchaser (or the relevant member(s) of Purchaser’s Group) wishes to challenge any ruling, it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid to the relevant Share Seller or Business Seller under Paragraph 5.

3.3	This Schedule 12 shall have no application for purposes of any Tax imposed by the United States of America or any state, municipality or other Governmental Authority therein.

4.	VAT: election

If:

4.1	a sale, transfer or supply of one or more assets in accordance with Paragraphs 2.1 or 3.1 would result in a VAT disadvantage for Seller (or the relevant member of Seller’s Group), including without limitation a repayment or recharge of input VAT credited or deducted; and

4.2	Seller (or the relevant member of Seller’s Group) can make an election, whether or not jointly with Purchaser (or the relevant member of Purchaser’s Group), as to whether or not the sale, transfer or supply of such asset is subject to VAT; and

4.3	Purchaser (or the relevant member of Purchaser’s Group) would be entitled to recover (by way of credit or repayment) within 6 (six) months after Closing the total amount of VAT charged,

then:

4.4	Seller (or the relevant member of Seller’s Group) shall be entitled to elect for the sale, transfer or supply of the asset to be subject to VAT; and

4.5	Purchaser (or the relevant member of Purchaser’s Group) shall make any election that may be necessary in order to give effect to the election made by Seller (or the relevant member of Seller’s Group), provided that Seller (or the relevant member of Seller’s Group) notifies Purchaser (or the relevant member of Purchaser’s Group) in writing no later than 12 (twelve) Business Days prior to the last date upon which such election can be made under the applicable VAT legislation.

5.	VAT: time, manner and currency of payment

5.1	Purchaser shall procure that any amounts of VAT which Purchaser (or the relevant member(s) of Purchaser’s Group) is obliged to pay to Seller (or the relevant member(s) of Seller’s Group) in terms of this Schedule 12, shall be paid to Seller (or the relevant member(s) of Seller’s Group) or as Seller may direct. Such amounts shall be paid in the currency in which the VAT in question must be accounted for to the relevant Tax Authority.

5.2	Any VAT payable in any jurisdiction in respect of the transfer of any of the Businesses or Shares shall be paid at the Closing against production of a valid VAT invoice (or equivalent, if any).

5.3	If at any date after the Closing any Tax Authority indicates that any sale carried out pursuant to this Agreement will be treated as a supply of goods or a supply of services for VAT purposes, or does not qualify for relief or exemption from VAT or is otherwise chargeable to VAT, Purchaser shall (or shall procure that the relevant member of Purchaser’s Group shall), (against production of a valid VAT invoice or equivalent, if any), in addition to any amounts expressed in this Agreement to be payable by Purchaser (or any other member of Purchaser’s Group), pay the amount of any VAT (including any penalties and interest, other than penalties or interest arising solely from the failure of Seller (or a member of Seller’s Group) to account promptly for VAT to the relevant Tax Authority following Seller (or the relevant member of Seller’s Group) having been placed in the appropriate amount of funds for that purpose by Purchaser (or another member of Purchaser’s Group)) which as a result of that indication may be chargeable on any sale carried out pursuant to this Agreement. Any such amounts shall be paid in cleared funds 3 (three) Business Days prior to the date on which Seller (or the relevant member of Seller’s Group) is obliged to account for such amounts to the relevant Tax Authority.

Schedule 14: Indemnities

Schedule 14 (Part 1): Tax Indemnity and other Tax matters

(Clauses 1.1 and 8.7)

1.	Seller’s indemnity

1.1	Subject to Closing and to any limitations on liability set out in this Agreement, Seller (on behalf of the relevant Share Sellers and Business Sellers) shall indemnify Purchaser and Purchaser’s Group against the payment of any Taxes including any professional fees and other expenses incurred to mitigate or otherwise with effect to Taxes, (for the avoidance of doubt, excluding deferred Taxes) which become payable by any Company or the Share Purchasers (in relation to the Companies) or Business Purchasers (in relation to the Businesses) after the Effective Time:

1.1.1	in respect of or arising from any Event effected prior to the Effective Time; or

1.1.2	by reference to any profits earned, accrued or received by a Company at or prior to the Effective Time; or

1.1.3	by reference to the net wealth, asset values, turnover or added value of a Company at or prior to the Effective Time; or

1.1.4	with respect to any breach or inaccuracy of any Seller’s Warranty set forth in Schedule 15, Part 1, Paragraph 15; or

1.1.5	with respect to any and all Taxes of any person imposed on any Company or Share Purchasers as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Effective Time.

1.2	Notwithstanding Paragraph 1.1, the provisions of Paragraphs 10 through 13 shall apply with respect to Straddle Periods.

1.3	Other than Paragraph 1.1.4, Paragraph 1.1 shall not cover any Taxes to the extent relating to any profits earned or accrued after the Effective Time or in respect of or arising from any Event whatsoever and by whosoever effected after the Effective Time.

2.	Purchaser’s indemnity

2.1	Except as provided in Paragraph 1.1.4 and except for any profits or Event in pursuance of an obligation arising outside the ordinary course of business at or prior to the Effective Time and not disclosed in the Disclosure Letter, subject to any limitations on liability set out in this Agreement, Purchaser (on behalf of the relevant Share Purchasers) shall indemnify Seller against the payment of any Taxes including any professional fees and other expenses incurred to mitigate or otherwise with respect to Taxes, (for the avoidance of doubt, excluding deferred Taxes) which become payable by any Company or the Share Sellers after the Effective Time:

2.1.1	in respect of or arising from any Event effected after the Effective Time; or

2.1.2	by reference to any profits earned, accrued or received by a Company after the Effective Time; or

2.1.3	by reference to the net wealth, asset values, turnover or added value of a Company after the Effective Time.

2.2	Notwithstanding Paragraph 2.1, the provisions of Paragraphs 10 through 13 shall apply with respect to Straddle Periods.

3.	Except as provided in Paragraph 6 (pertaining to audit investigations), the due date for payment under Paragraph 1 or Paragraph 2 shall be the later of the date falling 15 (fifteen) Business Days (i) prior to the latest date for payment of the relevant Taxes in order to avoid interest and penalties arising in respect thereof, or (ii) after the date of any claim in respect thereof made under this Schedule 14 (Part 1) by Purchaser against Seller, or vice versa, as the case may be.

4.	Seller shall not be liable under Paragraph 1:

4.1	in respect of any claim delivered to Seller after expiry of the statutory limitation period (including any extensions thereof) applicable in the relevant jurisdiction for the Tax matter giving rise to such claim, including any applicable term during which additional assessments can be levied under the relevant applicable Law, the foregoing without detracting from Purchaser’s notification obligations under Paragraph 6;

4.2	to the extent that the Taxes have been provided for, included as a liability or reduced the value of an asset in any relevant Working Capital Statement or in any relevant Indebtedness Statement;

4.3	to the extent that the same has been or is satisfied by the surrender or other transfer to the relevant Company of any Taxation Benefit by the relevant Share Seller or by a member (other than a Company) of Seller’s Group;

4.4	to the extent that such Taxation can be avoided or minimised (without detriment to Purchaser’s Group) by claiming any Taxation Benefit which is able to be claimed by that Company, but only to the extent that such Taxation Benefit arises prior to the Effective Time and has not been taken into account as an asset in any relevant Working Capital Statement or in any relevant Indebtedness Statement;

4.5	in respect of any claim to the extent it arises as a result of a transfer to an entity nominated by Purchaser as a purchaser under this Agreement of any asset;

4.6	in the event of a revaluation of an asset to the extent a Company is entitled to enjoy (a) increased depreciation, or (b) a corresponding lower book profit for corporate income tax purposes upon sale of an asset of the relevant Company that was subject to an upward adjustment of relevant net book value for corporate income tax purposes, disregarding in both cases any other circumstances which might have an effect on the value of the assets.

5.	If Purchaser or any Company receives a rebate, refund, sales and/or use tax overpayment refund or repayment after the Effective Time in respect of Taxation from any Tax Authority (other than where such rebate, refund or repayment arises as a result of utilising a Relevant Tax Benefit) in respect of any period up to the Effective Time, or receives a payment from another member of Seller’s Group (other than a Company) in respect of a Taxation Benefit in respect of any period up to the Effective Time, where such rebate, refund, repayment or payment has not been taken into account in computing the relevant Working Capital Statement or Indebtedness Statement, (the amount, net of any professional fees, of such rebate, refund, sales and/or use tax overpayment refund, repayment or payment being hereinafter referred to as a “Tax Refund”), then the amount of the Tax Refund shall first be set off against any undisputed payment then due from Seller under this Agreement or (to the extent that it is not so set off) shall be paid by Purchaser to Seller within 5 (five) Business Days of the receipt of the Tax Refund. For the purposes of this Agreement, the gross amount of a sales and/or use tax overpayment refund before being applied to any pre-Effective Time sales and/or use tax audit liability, is considered the Tax Refund amount.

6.	Purchaser shall promptly notify Seller, or as the case may be, Seller shall promptly notify Purchaser, in writing and within 10 (ten) Business Days upon receipt of a notice after the Closing Date of any pending or threatened audit investigation or assessment with respect to Tax matters of the Group for any period or portion thereof ending at or prior to the Effective Time. In such event:

6.1	So long as Purchaser acts diligently and in good faith, Purchaser shall control the conduct of any such audits or other proceeding relating to Tax matters, provided that Seller shall be entitled, on written notice to Purchaser, to participate in, and to assume the defence of such audits or other proceedings, and to settle and compromise any such audit or proceeding. After such notice by Seller, Seller shall not be liable for other expenses subsequently incurred by Purchaser or any other member of Purchaser’s Group in connection with the defence of such audit or proceeding. Purchaser shall have the right, at its cost, to employ counsel to represent it if, in its reasonable judgment, it is advisable for Purchaser to be represented by separate counsel; Purchaser agrees to render Seller such assistance as may reasonably be requested in order to ensure the proper and adequate defence of any such audit or proceeding, including, without limitation, the granting of powers of attorney and the provision of information as reasonably required by Seller;

6.2	In the event that Seller elects not to assume the defence of such claim or action, Purchaser shall have the right to employ counsel reasonably satisfactory to Seller and to settle and compromise any such claim or action, provided, however, that such settlement or compromise shall be effected only with the consent of Seller. With reference to Paragraph 6.1 and this Paragraph 6.2, Seller agrees to render Purchaser such assistance as may reasonably be requested in order to ensure the proper and adequate defence of any such claim or proceeding. Purchaser shall advise Seller promptly of developments in the audit investigation and obtain Seller’s prior written approval on significant audit decisions;

6.3	The Parties shall procure that the counsel conducting the defence of any such claim or proceeding shall at all times keep the other parties informed of any developments in the defence of any such claim or proceeding and of its intentions as to how to proceed;

6.4	Seller and Purchaser agree to retain all records as may be required for the conduct of audit investigations until the expiration of applicable statutes of limitation (including any extensions thereof). The Parties shall further (a) retain all books and records in compliance with all record retention agreements entered into with any Taxing Authority, and (b) give each other reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, procure that the Companies, Business Sellers, or Share Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

6.5	Purchaser and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transaction).

7.	Subject to Paragraph 8, Seller shall procure that the Companies and Business Sellers, at the relevant Company’s or Business’ own cost, prepare, in a manner and on a basis consistent with past practice, and duly and properly file or procure to be filed with each relevant Tax Authority, all Tax returns in respect of the Companies and Businesses to the extent that same are required to be filed in respect of any period of account for Taxation purposes ending at or prior to the Effective Time. Purchaser shall provide Seller such information and render Seller such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of such Tax returns. In the case of Tax returns of the Companies, Purchaser shall procure that the Companies promptly sign such Tax returns and return such to Seller for filing upon receipt of the completed return from Seller, provided that each such Tax return shall be furnished to Purchaser at least 30 (thirty) days before the due date for filing.

8.	Subject to Closing having occurred, Purchaser shall, at its own cost, prepare (or procure the preparation of), in a manner and on a basis consistent with Sellers’ past practice, and duly and properly file or procure to be filed with each relevant Tax Authority, all Tax returns in respect of the Businesses and the Companies to the extent that same are required to be filed in respect of any period of account for Taxation purposes ending after the Effective Time and including any pro forma Tax returns as may be required to prorate Taxes pursuant to the provisions of Paragraphs 10 through 13. Seller shall provide Purchaser such information and render Purchaser such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of such Tax returns.

9.	In relation to any Tax return in respect of any of the Businesses and the Companies to the extent that same are required to be filed in respect of any Straddle Period, such Tax return shall, where same has been prepared pursuant to Paragraph 8, be submitted to Seller in draft form at least 30 (thirty) Business Days prior to filing of the Tax return. If Seller disputes any item in the return by written notice delivered to Purchaser within 7 (seven) Business Days after receipt of such return, and the Parties are unable to resolve the dispute within 3 (three) Business Days thereafter, the dispute shall be referred for determination to the Reporting Accountants mutatis mutandis in accordance with Schedule 13 (Part 5). Seller and Purchaser shall provide each other with such information and render such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of Straddle Period Tax returns.

10.	To the extent that any Taxes are paid by Purchaser, a Business Purchaser or a Company in respect of the relevant Business or Companies in respect of any Straddle Period, Seller shall forthwith pay to Purchaser or the relevant Business Purchaser or Company, as the case may be, (or procure the payment to same of) an amount equal to such portion of the Taxes as relates to the portion of the Straddle Period ending at the Effective Time.

11.	To the extent that any Taxes are paid by any member of Seller’s Group (excluding the Companies) in respect of a Business or Company in any Straddle Period, Purchaser shall forthwith pay to Seller or the relevant other member of Seller’s Group, (or procure the payment to same of) an amount equal to such portion of the Taxes as relates to the portion of the Straddle Period commencing after the Effective Time.

12.	For purposes of Paragraphs 10 and 11 and except as provided in Paragraph 13, the amount of any income Tax which relates to the pre-Effective Time period shall be the lesser of (i) an amount equal to the Tax calculated as if the Tax period ended at the Effective Time, and (ii) an amount equal to Seller’s share of the Tax prorated based on the number of days in the Straddle Period which precede the Effective Time.

13.	Purchaser acknowledges that Akzo Nobel Catalysts LLC (“LLC”) may be required to file a Straddle Period Texas Franchise Tax Report. For the sake of clarity, it is agreed that if the Tax due on the Texas Franchise Tax return covering the Straddle Period is determined on the net taxable earned surplus basis, the Tax shall be allocated to Seller based on LLC’s actual taxable income computed for federal income tax purposes on the LLC pro forma standalone short period federal return ending with the Effective Time, with such adjustments as are appropriate under Texas Law. If the Tax due on the Texas Franchise Tax return covering the Straddle Period is determined on the net taxable capital basis, then it shall be allocated to Purchaser and Seller with the share allocated to Seller being the lesser of (i) an amount equal to the Tax calculated as if the Tax period ended at the Effective Time, and (ii) an amount equal to Seller’s share of the Tax prorated based on the number of days in the Straddle Period which precede the Effective Time.

14.	For purposes of Paragraphs 10 and 11, the amount of any real or personal property Tax ultimately determined and paid for a Straddle Period which relates to the pre-Effective Time period, shall be an amount equal to Seller’s share of the Tax prorated based on the number of days in the Straddle Period which precede the Effective Time.

15.	Seller shall procure that all Tax sharing agreements or similar agreements with respect to or involving the Companies and Business Sellers shall be terminated as of the Closing Date and, after the Closing Date, the Companies and Business Sellers shall not be bound thereby or have any liability thereunder.

Schedule 14 (Part 2): Environmental Indemnity

(Clauses 1.1 and 8.7.2)

1.	Definitions

1.1	For the purposes of this Schedule 14 (Part 2):

“Environmental Claim” means any claim, demand, action, liability, obligation, cost or expense, whether actual or threatened, in writing or oral, made by any Governmental Authority (including enforcement notices or proceedings) or any person in connection with any Environmental Condition or any Off-site Environmental Condition;

“Environmental Costs” means those reasonable costs of investigation, cleanup costs, or penalties, all actually and properly incurred by Purchaser or any of the Companies or Business Purchasers in response to an Environmental Claim or due to an Environmental Condition or any Off-site Environmental Condition or costs related to the defence, handling or settlement of any Environmental Claim or any payments made pursuant thereto;

“Environmental Condition” means any contamination of, or the condition of, ground, soil, ground water, surface water or air (indoors or outdoors) that gives rise to liability or violates any Environmental Law in the relevant jurisdiction on or above (i) the Amsterdam Site or the Pasadena Site and caused by substances which have been released, spilled, deposited, disposed, leached, migrated or otherwise come to rest in the soil, air or water; or (ii) any other property and caused by the migration of such substances from the Amsterdam Site or the Pasadena Site or any adverse effect on the environment, natural resources or human health caused by the Operations conducted at the Amsterdam Site or Pasadena Site;

“Environmental Laws” means all Laws, legislation and other requirements of any Governmental Authority, relating to pollution, or to the protection, of the environment or to the release or disposal of materials which are applicable to the Group or the Operations, as in effect and applied as at the Signing Date and prior to the Effective Time;

“Off-site Environmental Condition” means any contamination of, or the condition of, ground, soil, ground water, surface water or air (indoors or outdoors) that gives rise to liability or violates any Environmental Law in the relevant jurisdiction on or above (i) any property to which any of the Companies has arranged for the disposal, or arranged for transport for the purpose of disposal of any regulated waste substance; or (ii) any other property and caused by the migration of waste substances from the waste disposal property referred to in (i).

2.	Environmental Phase II Assessments

2.1	Purchaser shall, at its cost engage a reputable international firm of environmental experts to, after the Closing Date, conduct at the Properties located at (i) Amsterdam, the Netherlands, (the “Amsterdam Site”), which, for the avoidance of doubt, excludes such portion of said Property as is occupied, on the Signing Date, by PVS Chemicals Holland B.V. (the “PVS Site”), and (ii) Pasadena, Texas (relating to such portion of the Property on which Akzo Nobel Catalysts LLC conducts its operations as at Signing Date), (the “Pasadena Site”), which, for the avoidance of doubt, excludes the Additional Pasadena Land, Phase II environmental, health and safety assessments (including, without limitation, in connection therewith, physical inspections, sampling activities and installation of monitoring wells) and underground pipe and storage tank surveys (the “Environmental Phase II Assessments”) for the purpose of discovering any Environmental Condition or the presence of any substance which would be reasonably likely to give rise to an Environmental Condition. The Environmental Phase II Assessments shall be completed as soon as possible after Closing, but no later than 4 (four) months after the Closing Date or such longer period as may be necessary despite Purchaser’s diligent efforts to complete the Environmental Phase II Assessments within the aforesaid 4 (four) months.

2.2	If any Environmental Condition or any substance which would be reasonably likely to give rise to an Environmental Condition is discovered as a result of the Environmental Phase II Assessments, then such Environmental Condition or substance shall be deemed to have been present prior to the Closing Date (unless Seller can conclusively prove that such Environmental Condition was caused or substance became present after Closing by a specific act of any member of Purchaser’s Group or any of their employees or agents outside of the ordinary course of business) and Purchaser shall be entitled to be indemnified for any Environmental Claims related thereto on the terms set out in this Schedule 14 (Part 2).

2.3	The results of the Environmental Phase II Assessments for the Amsterdam Site and the Pasadena Site shall be provided to Seller by Purchaser forthwith upon receipt thereof, but in any event within 10 (ten) Business Days after receipt of such results, and, in the absence of manifest error, the findings reported therein shall constitute the baseline amount (the “Baseline Amount”) for such Property.

2.4	In the event that the Baseline Amount is non-detectable, Purchaser shall have no rights under the indemnity set out in this Schedule 14 (Part 2). In the event that the Baseline Amount is detectable and an Environmental Condition is later discovered to exist at the Amsterdam Site or the Pasadena Site, Seller shall be liable only to the extent of the Baseline Amount.

3.	Indemnity

3.1	Subject to the other provisions of this Schedule 14 (Part 2), Seller shall indemnify, defend and hold harmless Purchaser against any Environmental Claim, provided that:

3.1.1	the arrangement for disposal, or arrangement for transport for disposal, to a property at which an Off-site Environmental Condition occurred before the Effective Time;

3.1.2	the relevant Environmental Condition existed before the Effective Time; and

3.1.3	neither the Environmental Condition, nor the Environmental Claim is the result of a change in environmental Laws, in each case after the Effective Time.

3.2	Seller’s liability under this Indemnity shall be limited to EUR57,500,000 (fifty-seven million five hundred thousand euro).

3.3	For the avoidance of doubt the indemnity set out in this Schedule 14 (Part 2) does not extend to any real property owned or leased by a Joint Venture or in respect of which a Joint Venture has any other interest at Signing.

3.4	If Purchaser elects to seek remedies under this Schedule 14 (Part 2), Purchaser shall give written notice to Seller in accordance with, and Seller and Purchaser shall further implement and apply the indemnification procedure set out in Clause 11, provided that:

3.4.1	in connection with any and all Environmental Claims, in the event that Seller is or Purchaser claims that Seller is liable under this Schedule 14 (Part 2), Seller shall have the right to conduct and retain exclusive control over any remedial action, correction of non-compliance or other action, including, without limitation, the exclusive right to:

(i)	investigate any suspected contamination or non-compliance;

(ii)	conduct and obtain any tests, reports, surveys and investigations;

(iii)	contact, negotiate or otherwise deal with Governmental Authorities;

(iv)	prepare any plan for such remedial action, correction of non-compliance or other action;

(v)	conduct or direct any such remedial action, correction of non-compliance or other action; and

(vi)	present the results to the competent authorities and secure whatever formal approval is required;

provided that, with respect to any Environmental Claims, the Parties shall use reasonable efforts to consult with each other in good faith prior to conducting any such remedial action, correction of non-compliance or other action, and provided further that any such remedial action, correction of non-compliance or other action shall not be unduly intrusive or adversely affect the ongoing business operations without the prior written consent of Purchaser;

3.4.2	Purchaser and Seller agree that, in respect of any Environmental Claim for which Seller is liable under this Schedule 14 (Part 2), any liability relating to disposal of wastes or other materials (or the arrangement of such disposal) in connection with any remedial action, correction of non-compliance or other action relating to the Environmental Condition, shall be deemed to be an Environmental Claim for which Seller has an obligation to indemnify Purchaser, provided further that the Party controlling the matter shall comply in all material respects with all Environmental Laws in connection with such disposal and in good faith select a facility for such disposal which, to that Party’s knowledge based on its diligent investigation, is operating in material compliance with all Environmental Laws and is not listed on the National Priorities List in the United States of America, or any equivalent state list or any equivalent list maintained in the Netherlands or by any other applicable Governmental Authority;

3.4.3	Seller and Purchaser agree that any remedial action, correction of non-compliance, or other action to be undertaken in accordance with the terms of this Schedule 14 (Part 2):

(i)	shall be the most commercially reasonable method under the circumstances and based upon the understanding that the Amsterdam Site and the Pasadena Site are and will continue to be used for industrial purposes;

(ii)	shall not exceed the least stringent requirements of any applicable Environmental Law or any clean-up standards set forth, established, published, proposed or promulgated under, pursuant to or by an Environmental Law or Governmental Authority having jurisdiction over such remedial action, correction of non-compliance, or action, in each case as in effect on the date of such remedial action, correction of non-compliance, or other action or any requirement or order of any Governmental Authority having jurisdiction over such remedial action, correction of non-compliance, or action; and

(iii)	shall be conducted in compliance with all Environmental Laws; and

(iv)	shall be deemed sufficient, and Seller shall have no further liability in respect thereof under this Schedule 14 (Part 2), upon the granting of the official approval of the completion of any work required under applicable Law, Purchaser hereby waiving, on behalf of each member of Purchaser’s Group, any right to challenge such official approval.

3.4.4	Seller’s liability under this Schedule 14 (Part 2) shall terminate upon expiry of the period of 5 (five) years from the Closing Date except to the extent that Seller has received notice of an Environmental Claim on or before that date, in which case Seller’s liability shall not terminate until such Environmental Claim has been satisfied, provided that Seller shall have the right, in its sole discretion and upon written notice to Purchaser, to pay to Purchaser such amount as equals the present value of the remaining liability of Seller under this indemnity, based on a discount rate equal to the then prevailing 6 month LIBOR, such amount to be agreed to by the Parties within 30 (thirty) days of Seller’s notice, failing which the provisions of Clause 15.14 shall apply.

3.5	Without prejudice to the foregoing, Seller shall, on written request of Seller to Purchaser, be given verifiable evidence of all Environmental Costs claimed under this Schedule 14 (Part 2). At its own expense, Seller is entitled to have such costs audited or otherwise verified by its own authorised agent or by an expert who, on request, shall be allowed (i) reasonable access to the relevant premises during normal business hours and upon reasonable advance notice and (ii) to inspect business and other documents, to the extent relating to the relevant Environmental Condition or Off-site Environmental Condition, in sufficient depth for the purposes of such audit or verification.

Schedule 15: Seller’s Warranties and Disclosure

Schedule 15 (Part 1): Seller’s Warranties

(Clause 9.1)

1.	Incorporation, qualification, authority, corporate action

1.1	Seller, each Share Seller, each Business Seller, each Joint Venture and each Company is validly existing and is a company duly organised, registered (where required or authorised to register in the relevant jurisdiction), and in good standing under the Laws of its jurisdiction of organisation (where such concept has a relevant legal meaning).

1.2	Each Company and each Joint Venture is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, lease or operation of its assets and properties or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified or in good standing, as the case may be, would not have a material adverse effect on such Company or Joint Venture, as the case may be.

1.3	Seller and each relevant member of Seller’s Group has the full power and authority to execute, deliver and perform this Agreement and any other documents to be executed by Seller or said member of Seller’s Group pursuant to or in connection with this Agreement, which, when executed and delivered, will constitute valid, binding and enforceable obligations of Seller and said member of Seller’s Group, in accordance with their respective terms.

1.4	Seller, each Share Seller and each Business Seller has taken all corporate action required by it to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.	Corporate information

2.1	The Shares, the Companies and the Joint Ventures

2.1.1	Each Share Seller specified in Schedule 1 (Part 1) and Schedule 2 (Part 2) is the sole record, legal and beneficial owner of the Shares sold by it in terms of this Agreement.

2.1.2	In respect of each Company, the Shares specified in respect of the Company in Schedule 2 (Part 1) column (3) comprise the whole of the issued share capital of such Company and have been duly authorised, properly and validly issued and are each fully paid and non-assessable (or substantially equivalent terms under the Laws of the jurisdiction of organisation of such Company). Other than the Shares in Akzo Nobel Catalysts LLC, the Companies do not own, nor do the Companies have the obligation to acquire, any equity interest of any other person.

2.1.3	In respect of each Joint Venture, the shareholders specified in respect of the Joint Venture in the relevant Paragraph of Schedule 3 (Part 2) are the sole record, legal and beneficial owners of the shares in such Joint Venture.

2.1.4	In respect of each JV Affiliate Entity, the shareholders specified in respect of the JV Affiliate Entity in the relevant Paragraph of Schedule 3 (Part 2) are the sole record, legal and beneficial owners of the shares in such JV Affiliate Entity.

2.1.5	In respect of each JV Affiliate Entity, the equity interests specified in respect of the JV Affiliate Entity in the relevant Paragraph of Schedule 3 (Part 2) comprise the whole of the issued equity interests of such JV Affiliate Entity, have been duly authorized, properly and validly issued and each are fully paid (or substantially equivalent terms under the Laws of the jurisdiction of organization of such JV Affiliate Entity). Other than the equity interests in the JV Affiliate Entities, the Joint Ventures do not own, nor do the Joint Ventures have the obligation to acquire, any interest of any other person.

2.1.6	In respect of each Joint Venture, the shares specified in respect of the Joint Venture in the relevant Paragraph of Schedule 3 (Part 2) comprise the whole of the issued share capital of such Joint Venture, have been duly authorised, properly and validly issued and each are fully paid (or substantially equivalent terms under the Laws of the jurisdiction of organisation of such Joint Venture).

2.1.7	No person has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, authorisation, registration, sale or transfer, amortisation or repayment of any share capital or any other security (or any security convertible into or exchangeable for any such share capital or other security) giving rise to a right over, or an interest in, the capital of any Company or Joint Venture under any option, warrant, agreement or other arrangement, commitment or understanding (including conversion rights, rights of pre-emption, rights of first refusal or first offer, subscription rights, put or call rights or other similar rights).

2.1.8	There are no Encumbrances on any of the Shares in the Companies or any of the Shares in the Joint Ventures, and all such Shares were issued in compliance with all applicable stock ownership or share capital Laws of the jurisdiction of organisation of such Company or Joint Venture as applicable. Upon transfer of the Shares of the Companies and the Shares of the Joint Ventures to the Share Purchasers in accordance with the terms of this Agreement, the Share Purchasers will receive good and valid title to such Shares, free and clear of all Encumbrances.

2.1.9	The particulars contained in Schedule 3 (Part 1) and Schedule 3 (Part 2) are true and accurate.

2.2	Constitutional documents, corporate registers and minute books

2.2.1	The Constitutional Documents of each Company and Joint Venture made available in the Data Room are true and accurate copies of the Constitutional Documents of the Companies and Joint Ventures, and such Constitutional Documents have not been amended, supplemented, modified or rescinded.

2.2.2	The registers and minute books required to be maintained by each Company and Joint Venture, and, in relation to the Businesses, by each Business Seller, under the Laws of the jurisdiction of its organisation, (i) are up-to-date, (ii) have been maintained in accordance with applicable Laws and (iii) contain proper and accurate records of all matters required to be dealt with in such registers and minute records.

2.2.3	All such registers and minute books are in the possession, or under the control, of the relevant Company, Joint Venture, JV Affiliate Entity or Business Seller.

2.2.4	All filings, publications, registrations and other formalities required by applicable Law to be delivered or made by the Companies, and, in relation to the Businesses, by the Business Sellers, to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis.

3.	Financial Statements

3.1	The Accounts have been prepared in all respects in accordance with the accounting principles and practices as set out in the Accounts and are based on the Accounting Policy Manual, which is in accordance with Dutch GAAP, and give in all respects a true and accurate view (“getrouw beeld”) of the state of affairs of the Group for the year ended on the Accounts Date.

3.2	To Seller’s knowledge, since 31 December 2002, there has been no change in the accounting policies, as contained in the Accounting Policy Manual.

3.3	The accounts receivable to be reflected in the Working Capital Statements will have arisen from bona fide transactions in the ordinary course of business and will be valid claims collectible in the ordinary course of business net of the respective reserves reflected in the Working Capital Statements. There are no offsets or credits which may be applied against such accounts receivable, other than as set forth in the Working Capital Statements.

3.4	With respect to inventories, (i) all inventories to be reflected in the Working Capital Statements will consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of the Companies and Business Sellers, except for obsolete items and items of below-standard quality, all of which will be written off or written down in accordance with the Accounting Principles, and (ii) the quantities of each item of inventory reflected in the Working Capital Statements will not be excessive and will be reasonable in the ordinary course of business of the Companies and relevant Business Seller.

4.	Guarantees

Other than in the ordinary course of business, there is no outstanding guarantee, indemnity, suretyship or security given:

4.1.1	(i) by any Company or Joint Venture or, (ii) in relation to any Business, by any Business Seller; or

4.1.2	for the benefit of any Company or Business Seller or any JV Affiliate Entity or Joint Venture.

5.	Assets

5.1	Properties

5.1.1	In respect of each Company and, in relation to a Business, each Business Seller, the Data Room contains a list of all real property (the “Properties”) owned, leased or in respect of which said Company or Business Seller has any other interest at Signing.

5.1.2	In respect of each Property thus listed as being owned by a Company, the Company named as the owner is the legal and beneficial owner of the whole Property and has good and marketable title to the Property. The Property is registered in the competent real estate register for the benefit of the relevant Company where the relevant jurisdiction requires the registration of ownership regarding real estate.

5.1.3	No Property (excluding Property leased by any Company or, in relation to a Business, any Business Seller) is subject to any Encumbrance other than Permitted Encumbrances.

5.1.4	There is no outstanding written notice or dispute involving the relevant Business Seller or Company and any bona fide third party as to the ownership, occupation or use of any Property which will, if implemented or enforced, have an adverse effect on the business carried out on the Properties.

5.1.5	There is no outstanding written notice or dispute as to any contravention of the relevant planning legislation or regulations in relation to each Property which will, if implemented or enforced, have an adverse effect on the business carried out on the Properties.

5.1.6	The Properties constitute all real property reflected on the Balance Sheet and all real property acquired by any of Seller, any Company, or (in relation to a Business) any Business Seller since December 31, 2003. The Data Room contains true and complete copies of all deeds and other instruments of title describing the ownership of the Companies in the Property. The Property is in compliance with all Laws that affect the use of the Property, including, without limitation, zoning, building and other similar restrictions.

5.1.7	The Data Room contains true and correct copies of all certificates of occupancy and building permits in the possession of any member of the Seller’s Group with respect to each Property.

5.2	Leases

Where any Property is leased by a Company or, in relation to a Business, by a Business Seller:

5.2.1	Details of the lessor, lease period, address, (floor) area, monthly rental, and purpose, together with a copy of the relevant lease agreement, have been included in the documents contained in the Data Room;

5.2.2	There is no subsisting breach and no non-observance of any covenant, condition or agreement contained in the lease under which the Company or Business Seller holds its interest in the Property, on the part of the relevant landlord or the Company or Business Seller, which will have an adverse effect on the business carried out on the Property;

5.2.3	There is no right for the landlord to terminate the lease before the expiry of the contractual term other than by breach of the lease by the lessee.

5.3	Properties subject to third party leases and other agreements

Where any Property is the subject of any lease or other agreement relating to its occupation or use for the benefit of any person other than a Company or Business Seller:

5.3.1	All those details regarding lessor, lease period, address, (floor) area, monthly rental, and purpose as are available to the relevant Company or Business Seller, have been included in the documents contained in the Data Room; and

5.3.2	Seller is not aware of any subsisting breach or non-observance of any covenant, condition or agreement under such lease or agreement which would have an adverse effect on the business carried out on the Property.

5.4	Ownership of assets

Each of those assets which are used by the Companies and each of the Business Assets, other than the Properties, Seller’s Intellectual Property and any assets disposed of by any of the Companies or realised in the ordinary course of business:

5.4.1	is legally and beneficially owned by the relevant Business Seller or Company, except for assets which are subject to hire purchase or lease arrangements where the hire purchase or lease payments do not exceed EUR 100,000 (one hundred thousand euro) per year;

5.4.2	is, where capable of possession, in the possession or under the control of the relevant Company or Business Seller; and

5.4.3	is free from Encumbrances except for Permitted Encumbrances.

5.5	Plant and machinery and other fixed assets

The plant and machinery, vehicles and other equipment owned or used by the Business Sellers or Companies material to the Operations at Signing are in satisfactory working order having regard to their age and use, have been adequately maintained where such maintenance is usually required and are not obsolete.

5.6	Sufficiency of assets

The rights and assets owned, leased or otherwise used by the Companies or, in relation to the Businesses, by the Business Sellers (i) comprise all the rights and assets necessary for the carrying on of the Operations in the ordinary course (excluding such part of the Operations as relates to the Joint Ventures), substantially in the manner in, and to the extent to which it is conducted at Signing, (ii) shall pass to Purchaser’s Group as of the Effective Time, (iii) are, in all material respects, adequate for the purposes for which such assets and properties are currently used or held for use, and (iv) are not subject to any facts or conditions that could, individually or in the aggregate, interfere in any material respect with the continued use thereof in the ordinary course of business.

6.	Intellectual Property and information technology

6.1	Ownership, authorised use

6.1.1	With respect to the Acquired Intellectual Property:

(i)	all necessary registration, maintenance and/or annuity or renewal fees with respect to the Acquired Registered Intellectual Property have been paid and are up to date;

(ii)	same is legally owned by, licensed to, or used under, the authority of the owner by the Companies or the Business Sellers, free and clear of any Encumbrances;

(iii)	same is not involved, in any interference, reissue, re-examination, opposition, or cancellation proceeding, and no such proceeding has, to Seller’s knowledge, been threatened; and

(iv)	to Seller’s knowledge, same is not interfered with by the patent or patent application, trademark or trademark application, of any third party.

6.1.2	Brief details of all licenses and authorities (excluding any shrink-wrap licenses for computer software) are contained in the Data Room Documents.

6.1.3	The Acquired Intellectual Property and all pending applications therefor are:

(i)	to Seller’s knowledge not being infringed by any third party;

(ii)	not licensed to a third party except under those licenses, details of which are contained in the Data Room Documents; and

(iii)	not otherwise subject to any agreement with a third party other than confidentiality and non-analysis agreements in the ordinary course and except those agreements, full and complete details of which are contained in the Data Room Documents;

6.1.4	The Acquired Intellectual Property includes all Intellectual Property;

(i)	licensed to or owned by a Company; or

(ii)	licensed to or owned by a Business Seller and (1) used in or related to the Operations (other than with respect to the Joint Ventures) as conducted prior to Signing, (2) necessary to the conduct of the Operations (other than with respect to the Joint Ventures) as conducted prior to Signing, or (3) to be used in the Operations (other than with respect to the Joint Ventures) as presently proposed to be conducted after the Closing.

6.1.5	To the knowledge of Seller, the JV Intellectual Property includes all Intellectual Property;

(i)	owned by a Joint Venture;

(ii)	used by a Joint Venture in the conduct of its operations prior to Signing;

(iii)	necessary to the conduct of the Joint Venture’s operations as conducted prior to Signing; or

(iv)	to be used in the conduct of the Joint Venture’s operations as presently proposed to be conducted after the Closing.

6.1.6	The Companies or the Business Sellers, as applicable, have the full and legal rights to the Acquired Intellectual Property free of Encumbrances other than licenses disclosed in the Data Room, including the right to treat and/or dispose of such Acquired Intellectual Property in accordance with this Agreement.

6.1.7	In respect of all Intellectual Property of third parties that is licensed to the Companies or a member of Seller’s Group and which is, at Closing, used in the Operations:

(i)	such licenses are in full force and effect and will be in full force and effect on the Closing and thereafter in accordance with their respective terms;

(ii)	Company or a member of Seller’s Group, as applicable, is in compliance with the license and is not in breach or violation of the license;

(iii)	to Seller’s knowledge, no other parties to the license are in breach or violation of the license; and

(iv)	there are no amendments or modifications to the license other than those included in the Data Room.

6.1.8	The Joint Ventures have the full, legal and encumbered rights to the JV Intellectual Property, including the right to treat and/or dispose of such JV Intellectual Property in accordance with this Agreement.

6.1.9	To Seller’s knowledge, the Acquired Intellectual Property and Operations including the processes employed and the products manufactured or sold in the Operations do not infringe any third party intellectual property rights.

6.1.10	None of the Seller’s Intellectual Property, the Group Intellectual Property or the JV Intellectual Property is declared invalid or unenforceable by a competent court or Governmental Authority having jurisdiction over the matter, being opposed by a third party, presently in any invalidation proceedings or under any re-examination proceedings.

6.1.11	Other than non-exclusive end-user licenses granted by a member of Seller’s Group or Joint Venture in the ordinary course, none of the Seller’s Intellectual Property, the Group Intellectual Property of the JV Intellectual Property is licensed to any third party or is a subject of any agreement not to bring an action against any third party for infringement, misuse or misappropriation.

6.1.12	Schedule 4 contains a true, correct and accurate list of all Seller’s Registered Intellectual Property.

6.2	Information technology

In the 12 (twelve) months prior to the Signing Date, there have been no failures or breakdowns of any computer hardware or software, or other computer or communication systems, used or licensed in relation to the Operations conducted by the Companies at Signing, which have had or will have an adverse effect on the business of the Group.

7.	Contracts and other agreements

7.1	Contracts

7.1.1	All material Group Contracts (collectively, the “Material Contracts”), have been listed in the Data Room index, including, without limitation:
(i)	any (A) written agreement or arrangement relating to compensation or severance payments with any Senior Employee or (B) Contract with any labour union relating to the Operations;

(ii)	other than non-exclusive end-user licenses, any license, licensing arrangement or other Contract providing, in whole or in part, for the use of, or limiting the use of, any Acquired Intellectual Property;

(iii)	any joint venture agreements, partnership or similar Contracts involving a sharing of profits or expenses with respect to the Operations or any part thereof (including, but not limited to, joint research and development and joint marketing Contracts);

(iv)	any Contract for the purchase or lease of any materials, products, services, or supplies relating to the Operations that involves annual payments in excess of EUR 1,000,000 (one million euro) on an aggregate basis and of more than one year in duration;

(v)	any Contract for the sale of products of the Group exceeding EUR 1,000,000 (one million euro) on an aggregate basis and of more than one year in duration;

(vi)	any Contract with an agent, dealer or other independent distributor of products of the Group;

(vii)	any Contract relating to the Operations, not otherwise covered by this Paragraph, containing covenants materially limiting the freedom of the Group or any member thereof, or any member of senior management, to compete in any line of business or with any person other than confidentiality and non-analysis agreements concluded in the ordinary course;

(viii)	any Contract that provides for a Performance Guarantee or any obligation on the part of a member of Seller’s Group to repurchase, replace or otherwise use any unused products sold pursuant to such Contract;

(ix)	any Contract for the sale of products of the Group exceeding EUR 1,000,000 (one million euro) in aggregate sales, regardless of whether such Contract is more than one year in duration; and

(x)	any Contract relating to the Group or the Operations, not of the type covered by any of the other items of this Paragraph, which involves the payment or receipt by the Group or any part thereof, of EUR 1,000,000 (one million euro) on an aggregate basis or more in any one year and which by its terms is either (A) not to be performed prior to one year from the Signing Date, or (B) does not terminate, or is not terminable, by and without penalty to the Group or any part thereof prior to one year from the Signing Date.

7.1.2	Each of the Material Contracts is in full force and effect and enforceable against (i) the member of Seller’s Group or any Joint Venture a party thereto, and (ii) to the knowledge of Seller, each other party thereto. No member of Seller’s Group that is a party to a Material Contract and no Joint Venture or any other party to a Material Contract has breached any material provision of, or is in default in any material respect under, the terms of any such Material Contract.

7.1.3	No Company or Joint Venture or, in relation to the Businesses, Business Seller is a party to or subject to any contract or obligation which is material to the Operations and which:

(i)	is not in the ordinary course of business and involves quantities beyond those normally contracted for;

(ii)	is not on an arm’s length basis; or

(iii)	is on terms more onerous than those contracted for during the 6 (six) month period prior to Signing.

7.2	Joint ventures and other co-operation arrangements

Other than for the Joint Ventures and the JV Affiliate Entities, no Company and, in relation to the Businesses, no Business Seller, is, or has agreed to become, a member of any joint venture, consortium, partnership or other association (other than a recognised trade association in relation to which the Company or Business Seller has no liability or obligation except for the payment of annual subscription or membership fees).

7.3	Agreements with connected parties

7.3.1	There are no existing contracts material to the Operations between, on the one hand, any Company or, in relation to the Businesses, any Business Seller and, on the other hand, any member of Seller’s Group (excluding the Companies) or any shareholder of any member of Seller’s Group (excluding the Companies) other than on normal commercial terms in the ordinary course of business.

7.3.2	No Business Seller or Company is party to any contract material to the Operations, with any current or former employee, director or officer of any such Business Seller or Company or any person connected (as defined by applicable law in the relevant jurisdiction) with any of such persons, or in which any such person is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.

7.4	Compliance with contracts

7.4.1	The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby and thereby, does not and will not (i) violate any provision of the Constitutional Documents of any member of Seller’s Group or any Joint Venture; (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of any member of Seller’s Group or any Joint Venture, under, or in a loss of any benefit to which any member of Seller’s Group or any Joint Venture is entitled under, any Material Contract or that certain Business Know-How Acquisition Agreement, dated 17 November 1993, between Seller and Criterion Catalyst Company LP; (iii) violate, or result in a breach of, or constitute a default under, any Law to which any member of Seller’s Group, any Joint Venture or any of the Business Assets or Company Assets, is subject; or (iv) result in the creation of any Encumbrances on the Business Assets or Company Assets.

7.4.2	No written notice of termination or of intention to terminate has been received by any member of Seller’s Group or any Joint Venture in respect of any Material Contract. No event has occurred or circumstances exist that could, with the passage of time or compliance with any applicable notice requirements or both, constitute a default of, result in a violation or breach of, or give any right to accelerate, modify, cancel or terminate any Material Contract by Seller, any Company, any Business Seller, any Joint Venture or any other party under any of the Material Contracts and, to the knowledge of the Seller, no party to any of the Material Contracts intends to cancel, terminate or exercise any option under any such Material Contracts. None of Seller, any Company, any Business Seller or any Joint Venture has made any prior assignment of any Material Contracts or any of its rights or obligations thereunder.

8.	Employees and employee benefits

8.1	Employees and terms of employment

8.1.1	The information disclosed in the Data Room or in the Disclosure Letter contains details, in relation to each Company and Business, of:

(i)	the total number of persons employed therein as at the end of the day on the day immediately preceding the Signing Date; and

(ii)	the formal employer, salary and other benefits, period of continuous employment and location of each Senior Employee as at the end of the day on the day immediately preceding the Signing Date.

8.1.2	The documents referred to in the Disclosure Letter contain particulars of any collective agreement, social plan or arrangements with trade unions, works councils and other employee representative bodies affecting the terms of employment of any Employee.

8.2	Termination of employment

8.2.1	No Company, Business Seller, or other member of Seller’s Group has received any written notice of resignation from any Senior Employee employed in the Group as at the end of the day on the day immediately preceding the Signing Date.

8.2.2	Save as provided for in the Accounts, no liability which remains undischarged has been incurred by any Company or Business Seller for:

(i)	breach of any contract of employment with any Employee; or

(ii)	breach of any statutory or contractual employment right.

8.2.3	Save as provided for in the Accounts, in the last 12 (twelve) months no Company or Business Seller has made or agreed to make any payment or agreed to provide any benefit to any Employee or former employee employed by the relevant Company or, in relation to the Businesses, by the Business Seller or any dependant of such Employee or former employee in connection with the actual or proposed termination or suspension of employment of any such Employee or former employee.

8.2.4	The Companies and, in respect of the Businesses, the Business Sellers have complied in all material respects with the all applicable Laws and agreements with respect to the terms and conditions of employment for the Employees.

8.2.5	There are no outstanding loans by the Company or a Business Seller to any Employee in excess of EUR 100,000 (one hundred thousand euro) each or EUR 1,000,000 (one million euro) in the aggregate.

8.3	Industrial disputes

No Company or, in relation to the Businesses, Business Seller is involved in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim of material importance with any Employee or former employee or with any trade union or other body representing employees or former employees of any Company or Business Seller.

8.4	Bonus and other profit-related schemes

The documents included in the Data Room contain details of the rules and other documentation relating to all share incentive, share option, profit sharing, bonus and other incentive arrangements for which a Company or Business Seller is or will become liable in respect of any Employees.

8.5	Retirement Benefits Plans

8.5.1	The documents included in the Data Room contain details of all Retirement Benefits Plans or any individual retirement arrangement relating to any of the Employees, except for any governmental arrangements to which any of the Business Sellers or Companies contribute in compliance with any Law or regulation.

8.5.2	To the knowledge of the Seller, the Retirement Benefits Plans are in compliance with their terms and with all applicable Laws, EU directives and treaties, regulations and government taxation or funding requirements in all material respects.

9.	Legal compliance

9.1	Governmental authorisations

All Governmental authorisations required for the conduct of the business of the Group, as conducted at Signing, and to carry on the Operations, as carried on at Signing, have been obtained, are in force and effect and are being complied with in all material respects. Since the past three years there has not been any violation, suspension, cancellation or revocation of any such Governmental Authorisations, and Seller is not aware of any reason why any of such Governmental Authorisations would be suspended, cancelled or revoked. The consummation of the transactions contemplated by this Agreement will not result in the revocation, suspension, cancellation or limitation of any such Government Authorisations, nor will there be required any consent of any Governmental Authority that issued, approved or provided any such Governmental authorisations, as a result of the consummation of the transactions contemplated by this Agreement.

9.2	Compliance with laws

9.2.1	Each Company, Joint Venture and, in relation to the Businesses, each Business Seller, has conducted its business, and the Operations have been conducted, in material compliance with all applicable Laws.

9.2.2	To the Seller’s knowledge there is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgement of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any Company or Business Seller or any person for whose acts or defaults it may be vicariously liable.

9.2.3	No Company, Joint Venture or, in relation to any Business, Business Seller has received any written notice during the past three years from any Governmental Authority or regulatory body with respect to a violation and/or failure to comply with any applicable Law or regulation or requiring it to take or omit any action.

10.	Consents and approvals

Except as required by the HSR Act, the Competition Laws, and the notification to and consultation of employees and unions under applicable Laws, no consent, approval, authorisation or waiver of any person or Governmental Authority is required to be obtained by any member of Seller’s Group or any Joint Venture from, and no notice or filing is required to be given by any member of Seller’s Group or any Joint Venture to, (i) any Governmental Authority or (ii) any other person in connection with the execution, delivery or performance by Seller of this Agreement.

11.	Anti-competitive agreements and practices

11.1	No Company, Joint Venture or, in relation to any Business, Business Seller is a party to any agreement or arrangement which is the subject of written notice received by any member of Seller’s Group or any Joint Venture from any relevant Governmental Authority to the effect that such agreement or arrangement (i) is unenforceable or void or (ii) renders the Company, Joint Venture or Business Seller party thereto liable to civil, criminal or administrative proceedings, in either case by virtue of any Competition Laws or other anti-trust, anti-monopoly, anti-cartel or similar legislation.

11.2	No Company, Joint Venture or, in relation to any Business, Business Seller is a party to any agreement, practice or arrangement which in whole or in part contravenes (i) Articles 81(1) or 82 of the Treaty of Rome or (ii) any other Competition Laws, anti-trust, anti-monopoly or anti-cartel legislation or regulations or any other similar applicable Laws, including but not limited to the Netherlands Competitive Trading Act (‘Mededingingswet’).

12.	Litigation

12.1	No Company, Joint Venture or Business Seller is involved, whether as claimant or defendant or other party, in any claim, action, proceeding, litigation, prosecution, investigation, hearing, mediation, enquiry or arbitration, whether civil, criminal or administrative, other than as claimant in the collection of its debts arising in the ordinary course of its business.

12.2	To the knowledge of Seller, no such claim, action, proceeding, litigation, prosecution, investigation, hearing, mediation, enquiry or arbitration related to or in connection with the Operations as conducted at Signing, is threatened against any Company, Joint Venture or Business Seller.

12.3	There is no outstanding, unfulfilled order, judgement or injunction of any Governmental Authority of competent jurisdiction adversely affecting the Group or Operations.

13.	Insurance

13.1	The insurance policies of the Companies or Business Sellers which are material to the Operations conducted by the Companies at Signing have been disclosed in the Data Room and give cover, reasonably regarded as adequate, against fire, product liability and other risks which are normally insured against by companies carrying on similar businesses or owning assets of a similar nature.

13.2	In respect of the insurance policies referred to in Paragraph 13.1, all premiums have been duly paid to date, other than future premium adjustments based on audits of exposures, retrospective adjustments, and, continuing claim deductibles, retention amounts or similar expenses, all as may become due from time to time, and no member of Seller’s Group has received any notification that any of such insurance policies are not valid or enforceable.

13.3	All the insurance policies referred to in Paragraph 13.1, or reasonable renewals or replacements thereof, will remain in full force and effect until the Effective Time.

13.4	Details of all outstanding insurance claims in excess of the greater of EUR 100,000 (one hundred thousand euro) and the applicable deductible and of all insurance claims in excess of the greater of EUR 100,000 (one hundred thousand euro) and the applicable deductible made against, by or on behalf of a Company or, in respect of any of the Business Assets, made against, by or on behalf of a Business Seller during the past 5 (five) years preceding the Signing Date have been included in the Data Room.

14.	Performance Guarantees; Product Claims; Warranties

14.1	The Data Room and the Disclosure Letter contain copies of all Contracts containing outstanding Performance Guarantees as of Signing and all claims paid by any member of Seller’s Group with respect to any Performance Guarantee during the three-year period preceding the Signing Date. As of the Signing there are no outstanding claims under any Performance Guarantee, and Seller is not aware of any such threatened claims.

14.2	During the three-year period prior to the Signing Date, no individual claims of more than EUR 100,000 (one hundred thousand euro) and in aggregate not more than EUR 1,000,000 (one million euro) have been made against any Company or Joint Venture or, in relation to the Businesses, any Business Seller, in respect of any products which have been manufactured or sold by any Business Seller, Joint Venture or Company.

14.3	Except for the Performance Guarantees and other warranties customary in the industry (such as but not limited to fitness for intended use, compliance with applicable laws, shelf life and absence of defects), no member of Seller’s Group or any Joint Venture has given or made any express or implied warranties to third parties with respect to any products sold or services performed by any member of Seller’s Group or any Joint Venture, and Seller is not aware of any fact or of the occurrence of any event forming the basis of any present or future claim against any member of Seller’s Group or any Joint Venture not covered by insurance, for liability in connection with the sale of goods or performance of services by any member of Seller’s Group or any Joint Venture or on account of any express or implied warranty in connection therewith.

15.	Tax

15.1	Each Company has been resident for Tax purposes in the country stated in the relevant Paragraph in Schedule 3 and has not been resident anywhere else at any time since its incorporation and will be so resident at Closing. For the avoidance of doubt, references to residence in this Paragraph shall be construed as references to residence as determined by the local Law of the jurisdiction or jurisdictions concerned and not by reference to the provisions of any relevant double Taxation treaty or convention.

15.2	All registrations, returns, notices and information which are or have been required to be made or given by any Company for any Taxation purpose have been made or given within the requisite periods and on a proper basis and are up-to-date and correct.

15.3	No Business Seller or Company is involved in any dispute with any Tax Authority concerning any matter.

15.4	Seller has provided to Purchaser true copies of any agreement, arrangement or election between any Company and any Tax Authority.

15.5	Each Company and any person to whose liabilities a Company has succeeded and each Joint Venture has paid all Taxes due and payable by it.

15.6	There is no unpaid Tax payable by any Company, any Business Seller, or any other person (excluding Purchaser’s Group) that is or, by reason of the Transaction, could become an Encumbrance on any Company Asset or Business Asset or otherwise adversely affect the business, properties or financial condition of any Company or could, by reason of the Transaction, become a liability of any Business Purchaser or Share Purchaser;

15.7	No Company has granted (nor is it subject to) any waiver currently in effect of the period of limitations for the assessment of Tax.

15.8	No claim has ever been made by an authority in a jurisdiction where any Company or Business Seller does not file Tax Returns that it is or may be subject to Taxation by that jurisdiction. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any assets of the Companies or Business Sellers.

15.9	Neither the Companies nor Business Sellers have filed consent under Code Section 341(f) concerning collapsible corporations. Neither Companies nor Business Sellers are a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). Neither Companies nor Business Sellers have been a United States real property holding corporation within the meaning of Code Section 897during the applicable period specified in Code Section 897.

15.10	Neither Companies nor Business Sellers will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for a taxable period ending on to the Closing Date; (b) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed for a tax period ending on the Closing Date; (c) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (d) installment sale or open transaction disposition occurring in the tax period ending on the Closing Date; or (e) prepaid amount received in the tax period ending on the Closing Date.

15.11	The LLC is not a party to, and does not hold any asset subject to, a “safe harbor lease” subject to former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the regulations thereunder, and no asset of the LLC is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) or “tax-exempt use property” within the meaning of Section 168(h) of the Internal Revenue Code.

15.12	The LLC is not a party to any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the United States Treasury Regulations promulgated under the Internal Revenue Code.

15.13	The LLC is disregarded as an entity separate from its owner for United States federal tax purposes, and has never been (and is not the successor to any entity that was) taxable as a corporation for such purposes. Neither Seller nor any other member of Seller’s Group has taken or will take or cause to be taken any action that would cause LLC to be classified as other than a disregarded entity for United States federal tax purposes.

16.	Events since the Accounts Date

16.1	Since the Accounts Date, there has been no material adverse change in the financial condition, properties, liabilities, operations or prospects of each Company, Joint Venture and, in relation to the Businesses, each Business Seller, other than a change affecting or likely to affect all companies carrying on similar business in the countries in which the Companies carry on business.

16.2	Since the Accounts Date, each Company, Joint Venture and, in relation to the Businesses, each Business Seller has carried on its business as a going concern in the ordinary course without any material interruption or material alteration in its nature, scope or manner.

16.3	Since the Accounts Date, (i) no Company or Joint Venture has declared, authorised, made or paid any dividend, distribution or other payment to any of its members, shareholders or partners and (ii) any dividend, distribution or other payment by a Joint Venture (A) was issued, distributed, paid or made in the ordinary course of business consistent with past practice and was not in excess of the amount permitted under the Constitutional Documents of such Joint Venture, and (B) the issuance, distribution, payment or other making of such dividend, distribution or other payment has not resulted in such Joint Venture having insufficient funds to pay for capital expenditures planned for such Joint Venture for the twelve-month period commencing on the date of the issuance, distribution, payment or other making of such dividend, distribution or other payment.

16.4	Since the Accounts Date, or as otherwise reflected on the balance sheet forming part of the Accounts (the “Balance Sheet”), (i) Seller, the Business Sellers, the Share Sellers, the Companies and the Joint Ventures have conducted the business of the Group and the Operations in the ordinary course of business and (ii) without limiting the generality of the foregoing, none of Seller, any Business Seller, any Share Seller, any Company or any Joint Venture has, with respect to the Group or the Operations, (A) sold, assigned, pledged, hypothecated or otherwise transferred any assets or properties used or held for use in connection with the Group over a value of EUR 1,000,000 (one million euro) (other than sales of inventory in the ordinary course of business); (B) (i) increased the wages, salaries, compensation, pension or other benefits payable to any Employee other than in accordance with the normal compensation and benefits policies of a member of the Seller’s Group or pursuant to any collective bargaining or similar agreement with Employees, as the case may be, and consistent with past practice, (ii) granted any severance or termination pay to any current or former employee other than in accordance with the normal compensation and benefits policies of such member of the Seller’s Group or pursuant to any collective bargaining or similar agreement with employees and consistent with past practice, (iii) entered into any employment, severance or consulting agreement or arrangement with any officer or salaried employee of a Company or any other Employee that is not terminable by a member of the Seller’s Group without cause and without penalty, except as may be required by applicable Law, (iv) changed any benefit plan or labour agreement relating to the Employees except as may be required by applicable Law, pursuant to any collective bargaining agreements or similar agreements with employees or as a result or premium changes, or (v) granted, made or accrued, contingent or otherwise, any bonus, incentive compensation, service award or other like benefit, to or to the credit of any Employee, other than in accordance with the normal compensation and benefits policies of such member of the Seller’s Group or pursuant to any collective bargaining or similar agreement with employees and consistent with past practice; (C) suffered any strike or other labour trouble materially affecting the Group or the Operations; (D) suffered or experienced any change in relations with or loss of any employees or customers that would reasonably be expected to have a material adverse effect on the Group; (E) changed any pricing practices (other than in the ordinary course of business consistent with past practices); (F) materially altered its collection practices with respect to accounts receivable, including any practice which has had the effect of accelerating the recording and billing of accounts receivable; (G) materially altered its payment practices with respect to accounts payable; or (H) agreed to do any of the foregoing.

17.	Disclosure of information

17.1	The following information has been collated by Seller in good faith and, to Seller’s knowledge, Seller has not included any matter which is untrue or omitted any matter the omission of which would make the contents untrue or inaccurate in any material respects all disclosures included in sub-Clauses (i) through (vi) of the definition of “Disclosed Information”.

17.2	Seller has duly complied with its disclosure obligation (`mededelingsplicht´) to Purchaser or Purchaser Parent in relation to the Group and the Operations and to Seller’s knowledge (which, for these purposes is limited to the actual knowledge of the individuals whose names are set out in Schedule 15 (Part 3)) there is no information, other than the Disclosed Information that Purchaser, or any other diligent purchaser of the Group for that matter, should investigate or should be made aware of in deciding whether to purchase the Group.

18.	Insolvency

18.1	No Company, Joint Venture or Business Seller is insolvent under the Laws of its jurisdiction of incorporation or unable to pay its debts as they fall due, and the consummation of the Transaction will not cause any Company, Joint Venture or Business Seller to become insolvent under the Laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

18.2	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Company, Joint Venture or Business Seller and, to the knowledge of the Seller, no events have occurred which, under applicable Laws, would justify such proceedings.

18.3	To the Seller’s knowledge, no steps have been taken to enforce any security over any assets of any Company, Joint Venture or Business Seller and no event has occurred to give the right to enforce such security.

19.	Finders’ Fees

Except for any fees that will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorised to act on behalf of Seller or any other member of Seller’s Group that might be entitled to any fee or commission from a Company or Joint Venture, or after the Effective Time, by Purchaser, any Share Purchaser or any Business Purchaser in connection with the transactions contemplated by this Agreement.

20.	Business Relations

The Disclosed Information includes details of the top 10 (ten) customers of the Group by oil refinery based on sales for the first nine months of the year 2003, top 15 (fifteen) customers of the Group (including Joint Ventures) for the year 2002, top 15 (fifteen) customers of the Group (excluding Joint Ventures) for the year 2002, and top 10 (ten) suppliers of the Group for the year 2002. Seller is not aware that (i) any such customer will cease to do business with the Group as a consequence of the consummation of the Transaction on substantially the same terms and at substantially the same levels (considered on an annualised basis) as previously conducted with the Group; or that (ii) any vendor of goods or services which are essential to the Operations intends to increase the cost of goods or services provided by such vendor to the Operations.

21.	Environmental

21.1	The conduct of the Operations does not violate or conflict with any applicable Environmental Laws.

21.2	To the knowledge of Seller, there are no conditions or liabilities, absolute or contingent, materially affecting the Additional Pasadena Land or the assets, business or financial conditions of the Group, including any conditions or liabilities related to the generation, use, treatment, storage, release, disposal, arranging for disposal or transportation of petroleum products, pollutants, contaminants or hazardous or toxic substances, materials or wastes. No petroleum products, pollutants, contaminants or hazardous or toxic substances, materials or wastes have been deposited on any of the Properties or any real property owned or leased by a Joint Venture (other than for temporary storage in the ordinary course) or, to the knowledge of Seller, on the Additional Pasadena Land, nor has any of such Properties or any real property owned or leased by a Joint Venture or, to the knowledge of Seller, the Additional Pasadena Land, been used at any time by any person for waste disposal purposes.

21.3	There are no “wetlands” (as that term has been defined in the 1987 United States Army Corps of Engineers Wetlands Delineation Manual) on any of the Properties or any real property owned or leased by a Joint Venture in the United States of America or, to the knowledge of Seller, on the Additional Pasadena Land. To the knowledge of Seller there are no protected species or critical habitat of protected species located on any of the Properties or any real property owned or leased by a Joint Venture or on the Additional Pasadena Land,. To the knowledge of the Seller there are no historically or archaeologically significant sites on any of the Properties or any real property owned or leased by a Joint Venture or on the Additional Pasadena Land, that would require study or preservation.

Schedule 16: Warranties given by Purchaser

(Clause 9.5)

1.	Incorporation, authority, corporate action

1.1	Incorporation

Each of the Purchaser and any purchasers nominated in terms of the provisions of Clause 2.3 is validly existing and is a company duly incorporated and registered (where required or authorised to register in the relevant jurisdiction), and in good standing under the Laws of its jurisdiction of incorporation.

1.2	Authority

Save as expressly otherwise provided in this Agreement, Purchaser and each relevant member of Purchaser’s Group has the full power and authority to enter into and perform this Agreement and any other documents to be executed by Purchaser or said member of Purchaser’s Group pursuant to or in connection with this Agreement, which, when executed, will constitute valid, binding and enforceable obligations of Purchaser and said member of Purchaser’s Group, in accordance with their respective terms.

1.3	Corporate action

Purchaser and each relevant member of Purchaser’s Group has taken all corporate action required by it to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.4	Consents and Approvals

Except as required by the HSR Act or the Competition Laws, no consent, approval, authorisation or waiver of a person or Governmental Authority is required to be obtained by any member of Purchaser’s Group, from, and no notice or filing is required to be given by any member of Purchaser’s Group to, (i) any Governmental Authority or (ii) any other person in connection with the execution, delivery or performance by Purchaser of this Agreement, except where the failure to obtain any such consent, approval, waiver or authorisation from a person other than a Governmental Authority, or to give or make such notice or filing with a person other than a Governmental Authority, would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

1.5	Finders Fees

Except for Banc of America Securities LLC and Bear, Stearns & Co., Inc., whose fees will be paid solely by Purchaser, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorised to act on behalf of Purchaser or any other member of Purchaser’s Group that might be entitled to any fee or commission from Purchaser or any other member of Purchaser’s Group in connection with the transactions contemplated by this Agreement.

1.6	Investigation

Purchaser has duly complied with its obligation to investigate (`onderzoeksplicht´) the Group and the Operations and to the best of its knowledge there are no outstanding matters that would require further investigation based on the information given by Seller and the Warranties and Indemnities agreed upon in this Agreement.

2.	Financing

At the Closing, Purchaser will be able to pay, from its existing banking facilities and available cash, the Estimated Purchase Price.